
10011276

We Help Build the World





HARSCO

2009 Annual Report










Harsco provides the critical industrial services and products that customers throughout the world need to generate economic development, keep workers safe and improve the environment. They rely on Harsco's engineered infrastructure and industrial solutions to construct the world's great landmarks and support the rising global demand for energy. Harsco's rail services maintain the growing transportation networks that keep commerce flowing and drive economic growth, while an increasing array of Harsco-pioneered environmental solutions is helping create a cleaner future for our planet. Today, we're

Harsco helps build the

expanding our footprint and mobilizing our resources to support the world's accelerating investment in vital construction and railway infrastructure. We're working across new global fronts to recover and process steel by-products, create new commercial applications for recycled metals and minerals, and engineer innovative products for industry. Harsco's scalable business platforms are helping build the world—and creating a path for sustainable growth.

world.




HARSCO



HARSCO



HARSCO

Dear Fellow Stockholders:

Entering 2009, we knew we would face an extremely difficult global economic environment. We also knew we could draw on our inner strength and discipline to meet the challenge.

As the extraordinary economic and market turbulence of the Great Recession continued throughout the year, we relied on our solid foundation—our healthy balance sheet, strong cash flow from operations and diversified business platforms—to help us navigate the storm. We launched aggressive countermeasures to significantly lower our cost structure. And by greatly reducing our capital expenditures we generated record free cash flow.

At the same time, we continued to execute the transformation journey that we began in late 2007, which I call the "CEO Envisioned Future." Underpinned by four broad strategies and the principles outlined by Jim Collins in *Good to Great*, our transformation journey focuses on:

- Significantly strengthening our global leadership team, which we call "the A-Team";
- Changing the business to a more horizontal "connect and collaborate" value creation model, also known as the "globally integrated and optimized enterprise";
- Executing a robust emerging markets strategy that better balances our geographic footprint, while at the same time better balancing our business platforms and market segments; and
- Expanding our knowledge-based services and solutions, with the objective of enhancing our customers' performance in parallel with improving our Economic Value Added (EVA®) and creating stockholder value.

As a result of our disciplined strategy execution, Harsco enters 2010 with a stronger balance sheet, improving free cash flow, a stronger management team, a much lower cost structure and increasing momentum in expanding our global footprint across emerging markets. We are well positioned to capitalize on the opportunities ahead of us as our markets slowly recover across the world.

Meeting Our Commitments—a Culture of Discipline

Our management scorecard for 2009 reflects both our commitment and our success to date. It gives our team—and stockholders—a clear roadmap of the strategic priorities and execution focus we have set for ourselves as we continue to build an enduring enterprise:

- Significantly reduce our break-even point with sustainable cost reductions;
- Maintain Harsco's traditionally strong balance sheet and improve our free cash flow;
- Scour the globe for talented people and bring them on board the "Harsco bus";



Salvatore D. Fazzolari
Chairman and Chief Executive Officer

- Implement a new leadership structure to operate the business as an integrated whole—as One Harsco supported by best-in-class services;
- Better balance the portfolio geographically by executing a robust emerging markets strategy; and
- Better balance Harsco's market sectors and business platforms.

By focusing on these strategic goals while operating under the most difficult economic conditions, we were able to maintain some degree of our momentum and achieve financial and operating results that were consistent with our expectations. However, after five consecutive years of record results from continuing operations, the Great Recession clearly impacted our performance in 2009, as orders significantly weakened and pricing pressures intensified. As a direct result, our revenues declined about 25 percent to $3.0 billion, with approximately $255 million attributable to the weakening of foreign currencies. Income from continuing operations was $141 million, or $1.66 per diluted share. On the positive side, we reduced capital expenditures by 64 percent and generated record free cash flow of $269 million, more than double the amount we achieved in 2008. We used some of this cash to pay down corporate debt, lowering Harsco's debt-to-capital ratio to 39.5 percent, our lowest year-end ratio since 1998. We also rewarded our stockholders by increasing our dividend rate for the 16th consecutive year, to $0.82 per share from the previous $0.80. At a time when economic conditions have led many other companies to either suspend or eliminate their dividends, this move signals the Board's confidence in our long-term growth prospects and in our ability to continue to generate strong free cash flows. In December we successfully executed a revolving back-up credit facility of $570 million, which gives us further financial flexibility to deliver on our plans. The achievement of our key financial strategies puts us in a very good position to capitalize on the growth opportunities we are aggressively pursuing, and it will provide us with additional leverage as global economic conditions improve.

Transformation Journey—CEO Envisioned Future

We expect the transformation journey we commenced in late 2007 to be substantially completed by the end of 2010. This three-year-plus journey will transform Harsco into a modern, globally integrated and optimized enterprise that is well positioned for growth. Our business model will be driven by knowledge-based solutions and services that improve customers' performance and contribute to Harsco's value creation

Global Leadership Team Report Card

Last year we introduced a number of countermeasures to help us navigate economic uncertainty and strengthen our company to take advantage of new opportunities. This Report Card measures the progress we've achieved.

Our Promise	Our Progress
Significantly lower our cost structure by at least $100 million to reduce our break-even point.	Achieved at least $125 million of sustainable, annualized cost reductions; additional cost reduction is expected in 2010.
Maintain a strong balance sheet by emphasizing free cash flow.	Exceeded our free cash flow target of $250 million by achieving a record $269 million; similar results are expected in 2010.
Scour the globe for talented people and bring them on board the "Harsco bus".	Hired or in the process of recruiting more than 15 top executives with A-Team international experience and capabilities.
Implement a new management structure to operate the business as an integrated whole—as One Harsco supported by best-in-class services.	Executed our One Harsco global rebranding. Established a new high-performance offshore services center in India. Launched our global supply chain initiative in early 2010.
Better balance the portfolio geographically by executing a robust emerging markets strategy.	Generated 22 percent of revenues from emerging markets in 2009. In 2010, we expect to reach about 28 percent, double the amount achieved in 2007.
Better balance Harsco's market sectors and business platforms.	Entered new joint ventures and targeted acquisitions in the Gulf Region of the Middle East, China, Latin America and Australia.

growth, all underpinned by a competitive cost structure and improving free cash flow. Meanwhile, these same transformational initiatives are helping us overcome the ongoing market turbulence, differentiate ourselves with customers and contribute to a lower cost and capital base that will strengthen Harsco for the future. They are helping to secure the strong foundation we need to fulfill our core purpose to build teams that win with integrity anywhere in the world.

Having the right people in the right seats is essential. I am pleased with the considerable progress we continue to make in bringing top A-Team-caliber talent into our organization. The significantly strengthened global management team we are building will give us the necessary skills to compete with all classes of competitors across the world.

One Harsco: We Help Build the World

Last year's letter described the many benefits of operating as One Harsco. In 2009 we continued to unify our diverse global businesses under the Harsco brand and instill a culture of discipline across all our operations. We adopted the theme "We Help Build the World" as a common denominator that characterizes all Harsco businesses and describes the essential value that we bring to our markets and customers.

We also adopted an integrated global operating structure that connects our people and global operations horizontally and focuses them on collaboration and value creation in the following important ways:

Standard processes. Our technology infrastructure gives us greater flexibility to share our market insights and best practices as one team. For example, our Harsco Metals and Harsco Minerals businesses have many synergies and complementary processes that will enable us to offer increasingly comprehensive, knowledge-based solutions on a global scale. These two businesses are now managed under one senior executive, and have begun sharing their technical skills and process expertise to develop innovative solutions for the handling and processing of our customers' waste streams. Our innovative processes maximize the recyclable metallics and minerals we recover from metals production. Just as important, our processes also yield beneficial commercial applications that help customers reduce the cost and impact of their by-products and contribute directly to a better environment.

Shared services. Harsco wins by delivering differentiated value in the form of high-quality and reliable services, solutions and products. We also win through our

By the end of 2010 we will have substantially completed our three-year-plus journey to transform Harsco into a modern, globally integrated and optimized enterprise that is well positioned for growth.

efficiency and Continuous Improvement core value discipline. We are raising the bar across the enterprise, with one example being our new global shared services center in India. This new center supports our culture of excellence by giving our businesses access to best-of-class services to support their engineering, information technology, accounting and transaction-related services.

Enterprise-wide functions. Our new horizontal "connect and collaborate" model gives us the ability to more readily scale our businesses at minimal incremental cost, and better and more quickly integrate new acquisitions and joint ventures. We are realigning core support functions such as human resources, legal and others to operate as global and regional centers of excellence, providing cross-divisional services with maximum focus and efficiency. We also have launched a global supply chain initiative with world leader IBM to not only reduce our operating costs, but also reduce the amount of capital employed in our business. This far-reaching business transformation initiative encompasses strategic sourcing, procurement, logistics, planning (demand and supply), inventory and order management, as well as cash management. In addition, IBM is helping us with a second initiative designed to streamline our global general and administrative expense structure.

Sustainability and environment. Harsco's future—and the future of our planet—also compels us to reduce our environmental footprint and partner with suppliers and customers to lower theirs. We view environmental responsibility as a matter of integrity, and we're using process innovation to develop sustainable practices and build competitive advantage. We've invested in new technologies for the processing and recycling of slag from metals producers throughout the world. The recycled slag contributes to such applications as road surfacing, cement additives and extenders, fertilizers for agriculture and turf building, and water filtration. We continue to drive our zero waste processes towards environmentally responsible and beneficial commercialization of industrial by-products and by doing so, create viable uses for materials that were formerly designated for landfill.

A World of Opportunity, Although Economic Uncertainty Remains

Harsco enters 2010 with a leaner cost structure, a broader and more balanced global market footprint,

Good to Great Framework


GREAT COMPANY
Climb the Summit
Disciplined People
Disciplined Thought
Disciplined Action
Building Greatness to Last
Good to Great Principles
Uncompromising Integrity & Ethical Business Practices
People— the "A-Team"
Continuous Improvement
Value Creation Discipline
Core Values
To Build Teams That Win with Integrity Anywhere in the World
Core Purpose

a strong balance sheet with excellent free cash flow, and talented and motivated people who are passionate about our core purpose and core values. We know that significant near-term challenges remain in our Harsco Infrastructure business, particularly in the first half of 2010, where there is a lack of any meaningful activity in many of the construction markets we serve, especially in Europe and the United States. While we continue to be optimistic about the prospects of a gradual global economic recovery, considerable uncertainty remains. Nevertheless, we are encouraged by the improving performance of our Harsco Metals and Harsco Minerals businesses, the strong backlog of our Harsco Rail business and the consistent performance of our Harsco Industrial business.

The Great Recession caused us to look hard at our operating practices and business platforms and execute tough countermeasures to permanently remove costs and optimize our capital. Our cost reduction and capital optimization focus will continue throughout 2010, particularly in the Harsco Infrastructure business. We will benefit from our lower break-even point and from the emerging market capabilities we've initiated through recent acquisitions and joint ventures in China, Latin America and the Gulf Region of the Middle East. We will also continue to engage customers in a different kind of dialogue that moves beyond a menu of discrete activities to integrated, value-based solutions. By staying attuned to our customers' most important needs, and responding with unparalleled technical expertise, world-class services and an unwavering commitment to our core ideology, we will work as partners to drive both their success and ours. We are proud to say that "We Help Build the World!"

Salvatore D. Fazzolari
Chairman and Chief Executive Officer

March 10, 2010

Financial Highlights

Dollars in thousands, except per share amounts	2009	2008	2007	2006	2005
Total revenues from continuing operations	$2,990,577	$3,967,822	$3,688,160	$3,025,613	$2,396,009
Operating income from continuing operations	218,656	411,988	457,805	344,309	251,036
Income from continuing operations attributable to Harsco Corporation stockholders	133,838	245,623	255,115	186,402	144,488
Current ratio	1.6:1	1.4:1	1.5:1	1.4:1	1.5:1
Return on average capital	7.6%	10.6%	11.8%	10.4%	10.6%
Return on average equity	9.1%	14.6%	18.9%	16.4%	14.9%
Return on average assets	6.3%	10.3%	13.0%	12.0%	11.5%
Debt to total capitalization	39.5%	41.1%	40.3%	47.4%	49.6%
Diluted earnings from continuing operations	$ 1.66	$ 2.92	$ 3.01	$ 2.21	$ 1.72
Book value	18.79	18.09	18.99	14.01	12.30
Cash dividends declared	0.805	0.78	0.7275	0.665	0.6125
Diluted average shares outstanding (in thousands)	80,586	84,029	84,724	84,430	84,161
Number of employees	19,600	21,500	21,500	21,500	21,000


Revenues
Dollars in millions
United States
International
09
2,991
08
3,968
07
3,688
06
3,026
05
2,396


Operating Income
Dollars in millions
United States
International
09
219
08
412
07
458
06
344
05
251


Diluted Earnings per Share
from Continuing Operations
In dollars
09
1.66
08
2.92
07
3.01
06
2.21
05
1.72


Cash Dividends
Declared per Share
In dollars
09
.81
08
.78
07
.73
06
.67
05
.61

Global

As the world's industrial footprint expands, Harsco's targeted investments in emerging markets are creating a more globally balanced portfolio better positioned to deliver sustainable growth. Harsco's expansion in China, India, the Gulf Region of the Middle East and key parts of Latin America reflects the world's changing economic landscape. We're broadening our horizons by targeting new customers, redeploying assets, establishing joint ventures and acquiring market-leading businesses.



Harsco's scalable business network spans some 400 locations in over 50 countries. Our plans include an increasing emphasis on the world's emerging market economies, in step with the changing economic landscape.

A Local Presence

Harsco's emerging markets strategy positions the company for the new dynamics of the 21st century. From its budding presence in Brazil, Harsco Rail is enhancing the performance of an extensive railway network that serves the country's vital mining and metals industries and will support Brazil's successful Olympics and World Cup bids this coming decade. Harsco Industrial has formed new relationships for its air-cooled heat exchangers in the Middle East and Asia-Pacific regions to create in-market production efficiencies for its global customers. Our expanding presence in India includes a new global business services center and new contracts with some of India's leading industrial companies.

Balance

Gaining Strength

Harsco Metals was one of the first mill services providers to enter the Gulf Region of the Middle East some 20 years ago. Today, governments across the region are investing in local steel and aluminum mills as a cost-effective alternative to imported materials. Building on existing relationships and years of proven performance, Harsco Metals has been awarded significant new contracts that reinforce our presence and expand our reputation for service and value leadership.


HARSCO

Harsco's new company-wide brand projects the scale, depth and focus of an industrial services leader able to deploy the people and resources of one global enterprise wherever and whenever they're needed.

Positioned for Growth

Robust infrastructure spending in China, Latin America and other emerging markets is creating new growth opportunities. Our recent acquisitions and joint ventures in these regions are helping us scale-up quickly by establishing new market relationships and putting existing assets to work. Our joint venture with one of the largest construction groups in China establishes a strong platform for future growth in one of the world's most buoyant construction economies. Our acquisition of ESCO Interamerica extends our presence in Latin America to seven additional countries and provides a gateway to Brazil and other expanding infrastructure markets. In Australia, our Bell Scaffolding acquisition positions Harsco Infrastructure for new opportunities across the country's eastern seaboard through a network of branch locations and strong technical design and support capabilities, with the capacity for also expanding into resource-rich western Australia.

Market

In every industry Harsco serves, customers are demanding an expanding array of differentiated services. By operating close to its customers, Harsco is leveraging its best-practices knowledge and technical expertise to create new services, solutions and products. These strategies should generate additional and more balanced revenue streams and deliver recognizable value to customers and shareholders.

Industrial Strength

Over the years, Harsco Infrastructure has provided engineered formwork and scaffolding services to help refineries, petrochemical processors and electric utility power plants complete scheduled construction and maintenance work both safely and efficiently. More recently, we have been expanding these onsite services to support additional industrial maintenance requirements such as insulation installation, painting and coating. Our 2009 acquisition of Nicol UK Ltd. strengthens our position in this discipline. By continuing to expand our industrial access and plant maintenance focus, Harsco Infrastructure is building a solid and better balanced foundation of long-term customer relationships and predictable returns.



GREEN FROM THE START™

As a core business focus, Harsco works to minimize the environmental impact and capture the maximum value of industrial co-products. Harsco is an industry pioneer in the processing of mineral products for environmentally beneficial uses.

Focus

Cleaning Up in Alabama

Steel is among the most recyclable materials on the planet. Harsco Metals and Harsco Minerals are working closely to develop innovative and integrated environmental solutions at the point of production that will benefit steelmakers as well as the environment. Moreover, as the steel industry consolidates, there is also growing demand for recovery and recycling services at former steelmaking sites. At an EPA-led cleanup of a former steel mill in Gadsden, Alabama, Harsco Metals is applying its industry-leading expertise to operate an onsite metal recovery and slag processing facility that will process an estimated three million cubic yards of slag materials. The EPA has acclaimed this new program as a potential model for cleaning up similar sites, with all remediation costs funded by the sale of recovered metals and minerals.



Harsco Rail is evolving from an equipment provider to a value-generating strategic partner that helps railways and urban transit systems improve safety, operate at peak efficiency and reduce fuel consumption and other operating costs.

Taking the LEED

Commercial property owners are embracing "green" Leadership in Energy and Environmental Design (LEED) guidelines to reduce total operating costs and advance their commitment to environmental responsibility. In the United States, many are replacing existing industrial and commercial boilers with our growing MACH® line of energy-efficient boilers from Harsco Industrial. To help customers maximize their return on investment, Harsco Industrial's new Custom Solutions program for heat transfer products provides tailored advice on everything from equipment sizing and selection to construction support and performance tracking. This value-added program is delivering lower lifecycle costs and improved energy efficiency.

Knowledge-based

Harsco is building better relationships with its customers by leveraging the expertise of its global talent base. Harsco's growing information infrastructure will enable associates around the world to channel their experience to help Harsco and its customers engineer greater value in everything they do.

Working Together

When customers partner with Harsco Rail, they get much more than well-engineered equipment, parts and services. They benefit from a century of knowledge and innovation. Our engineers understand the primary value drivers that new track maintenance equipment must address: safety, costs, utilization of human assets and transfer of generational knowledge. More than ever, we are working alongside our customers to understand their needs, solve problems and create value. In 2009 Harsco Rail worked closely with one key customer to develop the industry's first unmanned ballast tamper. The new machine draws on years of engineering and software experience to automate all aspects of the drone's operation, and frees up railway personnel to work on other areas of responsibility. It's just the beginning for future unmanned machines in the rail maintenance industry.


Value creation
Knowledge-based solutions

As Harsco moves products and services upstream and becomes more embedded with our customers, we are applying our shared knowledge to help customers improve safety, productivity, innovation and environmental sustainability.

Culture

Focused on Value

Processing millions of tons of onsite slag each year, Harsco Metals creates value for customers by developing and deploying the most efficient services and technologies to support their operations. Meanwhile, Harsco Minerals has developed innovative solutions for collecting, removing and selling high-value metals and by-products from steelmaking and other metals production. Under new leadership, the Harsco Metals and Harsco Minerals businesses are redefining their value proposition by aligning their technological competencies and helping customers achieve clean, profitable and sustainable zero-waste-stream solutions for their metals production processes.



Our horizontal "connect and collaborate" global business model places value creation for our customers and our shareholders at the forefront. As such, it enables us to grow our businesses and integrate acquisitions more quickly and efficiently.

Tapping Our Knowledge

At Harsco, we believe that effective teamwork holds the key to value creation. A new global human resources information system will enable Harsco to access the skills and knowledge of our people across the organization to engineer new solutions, streamline processes and support our global customer base. The new system will also support succession planning within each business and establish a consistent process to foster career development. It will help us think, plan and execute as One Harsco, a more globally integrated organization with teams that span borders and businesses and win with integrity anywhere in the world.

Disciplined

Great and enduring companies understand the difference between what should never change—core ideology—and the business strategies and operating practices that are open to change as the world changes. Harsco draws on its EVA discipline and culture of Continuous Improvement to boost labor efficiency and lower its cost base across all its businesses.

Proactive Response

The past year's global economic turbulence has required proactive, disciplined and focused response across the organization. In late 2008 and throughout 2009, we executed aggressive countermeasures to reduce our cost structure, lower our break-even point, maintain a strong balance sheet and robust free cash flow, and build for the future. We're using our Continuous Improvement core discipline and other key initiatives to create new ways to improve logistics and reduce inventory, streamline processes and optimize our focus on value-adding activities. These initiatives better position us to regain our momentum as the world's economies gradually recover and our markets slowly resume their essential contributions to global growth and development.



Our new global supply chain initiative will better connect us with suppliers, partners and customers for faster execution and more integrated, lower-cost supply chain operations.

Operations

Standard Processes

Each year Harsco spends more than $2 billion on purchased materials and services and other costs to support our customers and produce our products. Any savings will help lower operating costs and improve EVA. Beginning in 2010, Harsco will tap the global expertise of IBM to help turn best practices in procurement, inventory management, logistics and transportation, demand and supply planning, and network design into a "smart" supply chain that delivers sustainable competitive advantage. By linking these key cross-functions and extending them across all facilities and geographies, Harsco will build vital end-to-end visibility that will better connect us with our suppliers, partners and customers for faster execution.



Strong countermeasures and effective operating discipline over the past two years are positioning Harsco for a return to earnings momentum.

Shared Services

As a global company, Harsco benefits from a network of engineering, information technology, finance and other key disciplines. To take each of these functions to a new level, we are developing a new shared services model that consolidates our capabilities to deliver world-class support. The new model will foster greater collaboration, deliver higher levels of service and expertise to our operating companies and make it easier to integrate new acquisitions and manage global joint venture relationships.

Financial Contents

Five-Year Statistical Summary

(In thousands, except per share, employee information and percentages)		**2009** [a]		2008		2007 [b]		2006		2005 [c]
Income Statement Information attributable to Harsco Corporation common stockholders [d]										
Revenues from continuing operations		**$2,990,577**		$3,967,822		$3,688,160		$3,025,613		$2,396,009
Income from continuing operations		**133,838**		245,623		255,115		186,402		144,488
Income (loss) from discontinued operations		**(15,061)**		(4,678)		44,377		9,996		12,169
Net income attributable to Harsco Corporation		**118,777**		240,945		299,492		196,398		156,657
Financial Position and Cash Flow Information										
Working capital	**$**	**418,237**	$	317,062	$	471,367	$	320,847	$	352,620
Total assets		**3,639,240**		3,562,970		3,905,430		3,326,423		2,975,804
Long-term debt		**901,734**		891,817		1,012,087		864,817		905,859
Total debt		**984,927**		1,012,883		1,080,794		1,063,021		1,009,888
Depreciation and amortization (including discontinued operations)		**311,531**		337,949		306,413		252,982		198,065
Capital expenditures		**165,320**		457,617		443,583		340,173		290,239
Cash provided by operating activities		**434,458**		574,276		471,740		409,239		315,279
Cash used by investing activities		**(269,360)**		(443,418)		(386,125)		(359,455)		(645,185)
Cash provided (used) by financing activities		**(164,083)**		(155,539)		(77,687)		(84,196)		369,325
Ratios										
Return on sales [e]		**4.5%**		6.2%		6.9%		6.2%		6.0%
Return on average equity [f][g]		**9.1%**		14.6%		18.9%		16.4%		14.9%
Current ratio		**1.6:1**		1.4:1		1.5:1		1.4:1		1.5:1
Total debt to total capital [g][h]		**39.5%**		41.1%		40.3%		47.4%		49.6%
Per Share Information attributable to Harsco Corporation common stockholders [i]										
Basic – Income from continuing operations	**$**	**1.67**	$	2.94	$	3.03	$	2.22	$	1.73
– Income from discontinued operations		**(0.19)**		(0.06)		0.53		0.12		0.15
– Net income	**$**	**1.48**	$	2.88	$	3.56	$	2.34	$	1.88
Diluted – Income from continuing operations	**$**	**1.66**	$	2.92	$	3.01	$	2.21	$	1.72
– Income from discontinued operations		**(0.19)**		(0.06)		0.52		0.12		0.14
– Net income	**$**	**1.47**	$	2.87 [j]	$	3.53	$	2.33	$	1.86
Book value [g]	**$**	**18.79**	$	18.09	$	18.99	$	14.01	$	12.30
Cash dividends declared per share	**$**	**0.805**	$	0.78	$	0.7275	$	0.665	$	0.6125
Other Information										
Diluted average number of shares outstanding [i]		**80,586**		84,029		84,724		84,430		84,161
Number of employees		**19,600**		21,500		21,500		21,500		21,000
Backlog from continuing operations [k]	**$**	**490,863**	$	639,693	$	448,054	$	236,460	$	230,584

(a) *Includes ESCO Interamerica, Ltd. acquired November 10, 2009 (Harsco Infrastructure).*
(b) *Includes Excell Minerals acquired February 1, 2007 (All Other Category-Harsco Minerals & Harsco Industrial).*
(c) *Includes the Northern Hemisphere mill services operations of Brambles Industrial Services (BISNH) acquired December 29, 2005 (Harsco Metals) and Hünnebeck Group GmbH acquired November 21, 2005 (Harsco Infrastructure).*
(d) *2006 and 2005 income statement information is reclassified to reflect the Gas Technologies Segment as Discontinued Operations. This Segment was disposed on December 7, 2007.*
(e) *"Return on sales" is calculated by dividing income from continuing operations by revenues from continuing operations.*
(f) *"Return on average equity" is calculated by dividing income from continuing operations by average equity throughout the year.*
(g) *2005 through 2008 have been restated in order to include noncontrolling interests, previously referred to as minority interests, as a component of equity in accordance with the changes to consolidation accounting and reporting issued by the Financial Accounting Standards Board January 1, 2009.*
(h) *"Total debt to total capital" is calculated by dividing the sum of debt (short-term borrowings and long-term debt including current maturities) by the sum of equity and debt.*
(i) *2006 and 2005 per share information is restated to reflect the 2-for-1 stock split effective in the first quarter of 2007.*
(j) *Does not total due to rounding.*
(k) *Excludes the estimated amount of long-term mill service contracts, which had estimated future revenues of $3.6 billion at December 31, 2009 and $4.1 billion at December 31, 2008. Also excludes backlog of the Harsco Infrastructure Segment and the roofing granules and industrial abrasives business. These amounts are generally not quantifiable due to the nature and timing of the products and services provided.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements provided in the Annual Report. Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully herein.

Forward-Looking Statements

The nature of the Company's business and the many countries in which it operates subject it to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Forward-looking statements contained herein could include, among other things, statements about our management confidence and strategies for performance; expectations for new and existing products, technologies and opportunities; and expectations regarding growth, sales, cash flows, earnings and Economic Value Added ("EVA®"). These statements can be identified by the use of such terms as "may," "could," "expect," "anticipate," "intend," "believe" or other comparable terms.

Factors that could cause results to differ include, but are not limited to: (1) changes in the worldwide business environment in which the Company operates, including general economic conditions; (2) changes in currency exchange rates, interest rates, commodity and fuel costs and capital costs; (3) changes in the performance of stock and bond markets that could affect, among other things, the valuation of the assets in the Company's pension plans and the accounting for pension assets, liabilities and expenses; (4) changes in governmental laws and regulations, including environmental, tax and import tariff standards; (5) market and competitive changes, including pricing pressures, market demand and acceptance for new products, services and technologies; (6) unforeseen business disruptions in one or more of the many countries in which the Company operates due to political instability, civil disobedience, armed hostilities, public health issues or other calamities; (7) the seasonal nature of the business; (8) our ability to successfully enter into new contracts and complete new acquisitions or joint ventures in the timeframe contemplated or at all; (9) the integration of the Company's strategic acquisitions; (10) the amount and timing of repurchases of the Company's common stock, if any; (11) the ongoing global financial and credit crisis, which could result in our customers curtailing development projects, construction, production and capital expenditures, which, in turn, could reduce the demand for our products and services and, accordingly, our sales, margins and profitability; (12) the financial condition of our customers, including the ability of customers (especially those that may be highly leveraged and those with inadequate liquidity) to maintain their credit availability; (13) our ability to successfully implement cost-reduction initiatives; and (14) other risk factors listed from time to time in the Company's SEC reports. A further discussion of these, along with other potential factors, can be found in the Company's 2009 Form 10-K as filed with the Securities and Exchange Commission. The Company cautions that these factors may not be exhaustive and that many of these factors are beyond the Company's ability to control or predict. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The Company undertakes no duty to update forward-looking statements except as may be required by law.

Executive Overview

The following major challenges, emanating from the global recession that began in 2008, impacted the Company in 2009:

- Unprecedented low steel production throughout the world;
- A lack of available credit to certain customers that caused commercial and multi-family construction contracts to be cancelled or postponed;
- An overall stronger U.S. dollar during 2009 compared with 2008; and
- Pricing pressure across all businesses as customers sought to control costs during the recession and increased competition for the remaining projects.

In response to further deterioration of global markets during 2009, the Company supplemented its 2008 restructuring initiatives with additional countermeasures targeting expense reduction, revenue enhancement and asset optimization. The combination of the 2008 and 2009 countermeasures have enabled the Company to make substantial progress in reducing its cost structure. The savings realized from these initiatives will continue to benefit 2010 and beyond. The Company's actions to minimize its cost base and increase efficient asset utilization have included the following:

- Redeployment of its mobile asset base in the Harsco Infrastructure and Harsco Metals Segments to focus on market segments that remain strong and provide growth opportunities, such as the relocation of infrastructure rental assets from the United Kingdom and Ireland to the Gulf Region of the Middle East and Asia-Pacific, and to markets served by recent acquisitions in Latin America; this helped enable a substantial reduction in capital spending;
- Reduction in the global workforce of approximately 20% since September 2008 and substantial reductions in discretionary spending;
- Continued expansion of the Company's Continuous Improvement initiatives;
- Substantial reductions in capital spending resulting in record discretionary cash flows;
- Strengthening certain key positions in the global leadership team with new personnel;
- Implementation of supply chain optimization initiatives; and
- Implementation of countermeasures to improve efficiency and remove unnecessary costs.

The Company's 2009 revenues from continuing operations totaled $3.0 billion, a decrease of $1.0 billion or 25% from 2008. The Company experienced lower volume levels resulting from a deterioration of global steel markets and weaker demand for infrastructure services resulting, in part, from the lack of credit to finance projects, particularly in the United Kingdom, North America and several other key European countries. Foreign currency translation decreased sales by $254.7 million and accounted for approximately 26% of the decline in sales.

Operating income from continuing operations was $218.7 million compared with $412.0 million in 2008, a decrease of 47%. Diluted earnings per share from continuing operations were $1.66, a 43% decrease from 2008. Results in 2008 included a charge of $0.28 per share in the fourth quarter for a significant restructuring initiative. In the third quarter of 2009, the Company recorded a net non-cash charge of $0.11 per basic and diluted share for adjustments related principally to the improper recording of revenue by one business unit in one country, over a period of approximately three years. Previously issued financial statements were not revised based on the Company's determination that the cumulative effect was not material to the full-year 2009 results or previously issued annual or quarterly financial statements.

Revenues from the Company's targeted growth markets were approximately 23% and 20% of total revenues for 2009 and 2008, respectively. Revenues by region were as follows:

Revenues by Region

	Total Revenues Twelve Months Ended December 31				Percentage Growth From 2008 to 2009		
(Dollars in millions)	**2009**	**Percent**	2008	Percent	Volume	Currency	Total
Western Europe	**$1,268.5**	**42%**	$1,770.8	45%	(18.4%)	(10.0%)	(28.4%)
North America	**1,062.6**	**35**	1,370.0	35	(21.8)	(0.6)	(22.4)
Middle East and Africa	**228.7**	**8**	257.5	6	(10.8)	(0.4)	(11.2)
Latin America [(a)]	**197.0**	**7**	253.7	6	(12.5)	(9.9)	(22.4)
Eastern Europe	**120.0**	**4**	189.0	5	(19.1)	(17.4)	(36.5)
Asia-Pacific	**113.8**	**4**	126.8	3	(2.3)	(7.9)	(10.2)
Total	**$2,990.6**	**100%**	$3,967.8	100%	(18.2%)	(6.4%)	(24.6%)

(a) *Includes Mexico.*

During 2009, the Company generated net cash from operating activities of $434.5 million compared with $574.3 million achieved in 2008. For 2009, capital expenditures were reduced to $165.3 million compared with $457.6 million in 2008 as existing capital assets were used more efficiently. The Company continues to have significant available liquidity and remains well-positioned from a financial flexibility perspective. Net cash from operating activities for 2009 is less than in 2008 due primarily to lower income as a result of the global recession, but was offset by lower capital expenditures compared with prior years, as the mobility of the capital asset base provided the ability to reallocate resources globally. This reallocation was performed without substantial new investments or harm to the productivity of the equipment in the short-term, and confirmed the flexibility of the Company's capital allocation model. The reduction in capital spending has thus allowed the Company to further enhance its balance sheet, maintain its dividend, reduce debt to the extent possible under borrowing agreements and pursue prudent, bolt-on acquisitions that are consistent with the Company's growth strategies. The Company's cash flows are further discussed in the "Liquidity and Capital Resources" section.

Segment Summary

The Harsco Infrastructure Segment generated lower revenue and operating income in 2009 compared with 2008. The reductions in 2009 were due principally to reduced end-market demand, particularly in the United Kingdom, North America and several other key European countries, and negative foreign currency translation effects. Lower demand was driven by the lack of available credit to certain customers that has resulted in cancelled and delayed non-residential construction projects, as well as a significant decline in export sales of infrastructure-related equipment. This Segment's revenues in 2009 were $1.2 billion compared with $1.5 billion in 2008, a 25% decrease. Operating income decreased by 63% to $68.4 million, from $185.4 million in 2008. Operating margins for the Segment declined to 5.9% from 12.0% in 2008. Foreign currency translation decreased revenues and operating income for 2009 by $113.1 million and $14.2 million, respectively, in comparison with 2008. Harsco Infrastructure accounted for 39% and 31% of the Company's revenues and operating income, respectively, in 2009; compared with 39% and 45% of the revenues and operating income, respectively, for 2008.

Results for the Harsco Metals Segment for 2009 reflected unprecedented customer steel production cuts resulting from lower end-market demand due to the global recession. Revenues for 2009 for the Harsco Metals Segment were $1.1 billion compared with $1.6 billion in 2008, a 31% decrease. Volume decreases attributable to steel production cuts drove 72% of the reduction in year-over-year sales and negative foreign currency translation contributed 26% of the decline. This Segment generated operating income of $15.9 million during 2009 compared with operating income of $85.3 million in 2008. Foreign currency translation decreased revenues and operating income for 2009 by $126.5 million and $16.4 million, respectively, in comparison with 2008. Harsco Metals accounted for 36% and 7% of the Company's revenues and operating income, respectively, in 2009; compared with 40% and 21% of the revenues and operating income, respectively, for 2008.

The Harsco Rail Segment's revenues in 2009 were $306.0 million compared with $277.6 million in 2008, a 10% increase. Operating income increased by 55% to $56.5 million from $36.4 million in 2008. Operating margins for this Segment increased by 540 basis points to 18.5% from 13.1% in 2008. The Harsco Rail business generated higher revenues in 2009 compared with 2008 due principally to shipments of equipment to China under contracts with the China Ministry of Railways. Harsco Rail accounted for 10% and 26% of the Company's revenues and operating income, respectively, in 2009, compared with 7% and 9% of the revenues and operating income, respectively, for 2008.

In the All Other Category ("Harsco Minerals & Harsco Industrial"), revenues in 2009 were $440.3 million compared with $572.0 million in 2008, a decrease of 23%. Operating income decreased by 28% to $82.5 million from $114.5 million in 2008, due principally to volume and commodity price declines in the minerals business and an overall market decline in the industrial grating products business. Operating margins for the All Other Category decreased by 130 basis points to a still respectable 18.7% from 20.0% in 2008. The minerals business continued to be adversely impacted by the downturn in metals production and fluctuating commodity prices and the industrial products business experienced an overall market decline as customers reduced stock levels from high 2008 inventory levels. The All Other Category accounted for 15% and 38% of the Company's revenues and operating income, respectively, in 2009 compared with 14% and 28% of the revenues and operating income, respectively, for 2008.

2009 Highlights

The following significant items affected the Company overall during 2009 in comparison with 2008:

Company-Wide:

- Revenues and operating income were impacted by the global recession as:
  - The average value of the U.S. dollar increased significantly from 2008 to 2009, accounting for 26% of the sales decline and 16% of the decline in operating income;
  - Global steel production, which began to decline in the latter part of 2008, remained at unprecedented low levels in 2009; and
  - Restrictive lending and credit practices continued to adversely affect non-residential construction projects worldwide; this was coupled with pricing pressure as customers sought price breaks and competitors pursued the limited number of available projects.
- During 2009, the Company's operating income benefited from the restructuring actions implemented in the fourth quarter of 2008. Operational improvements were also recognized as a result of additional countermeasures implemented throughout 2009 targeting expense reduction, revenue enhancement and asset optimization. Cost savings from the combination of the 2008 and 2009 countermeasures should manifest themselves throughout 2010 and beyond with significant annualized benefits.
- Due to strong operating cash flows and controlled capital spending, the Company repaid debt of $84.3 million in 2009. Balance sheet debt declined by $28.0 million in the same period due to foreign currency translation.
- Cash flow from operations for 2009 was $434.5 million. This was more than sufficient to fund the cash requirements for investing activities of $269.4 million while also providing excess funds to reduce debt.

Harsco Infrastructure Segment:

(Dollars in millions)	2009	2008
Revenues	**$1,159.2**	$1,540.3
Operating income	**68.4**	185.4
Operating margin percent	**5.9%**	12.0%

Harsco Infrastructure Segment – Significant Effects on Revenues:

(In millions)	
Revenues – 2008	$1,540.3
Net decreased volume	(277.9)
Impact of foreign currency translation	(113.1)
Acquisitions	9.9
Revenues – 2009	$1,159.2

Harsco Infrastructure Segment – Significant Effects on Operating Income:

- In 2009, the Segment's operating results decreased due to reduced non-residential, commercial and infrastructure construction spending, particularly in the United Kingdom, North America and several other key European countries. This was partially offset by continued strength in emerging economies in the Gulf Region of the Middle East and Asia-Pacific regions, as well as the global industrial maintenance sector. The Company has benefited from its capital investments made in these markets in prior years and its ability to redeploy equipment throughout the world.
- In response to further deterioration of global infrastructure markets during 2009, this Segment implemented additional countermeasures targeting expense reduction, asset optimization and facility rationalization.
- Foreign currency translation in 2009 decreased operating income for this Segment by $14.2 million compared with 2008.

Harsco Metals Segment:

(Dollars in millions)	2009	2008
Revenues	**$1,084.8**	$1,577.7
Operating income	**15.9**	85.3
Operating margin percent	**1.5%**	5.4%

Harsco Metals Segment – Significant Effects on Revenues:

(In millions)	
Revenues – 2008	$1,577.7
Net decreased volume	(356.1)
Impact of foreign currency translation	(126.5)
Adjustments and other charges	(10.3)
Revenues – 2009	$1,084.8

Harsco Metals Segment – Significant Effects on Operating Income:

- Revenues, operating income and margins for 2009 were negatively impacted by unprecedented declines in global steel production and the stronger U.S. dollar in 2009 compared with 2008. Liquid steel tons produced by customers were reduced by approximately 30% compared with 2008.
- During 2009, this Segment's operating income benefited from the restructuring actions implemented in the fourth quarter of 2008. Operating results also benefited from additional countermeasures implemented during 2009 targeting expense reduction, revenue enhancement and asset optimization.
- A reversal of revenue improperly recognized over the prior three years resulted in an operating income decrease that was recorded in the third quarter of 2009. The improperly recorded revenue related to the failure to receive advance customer agreement and to invoice on a timely basis for additional work performed for two customers. This matter was isolated to a business unit in one country and is considered a one-time event.
- Foreign currency translation in 2009 decreased operating income for this Segment by $16.4 million compared with 2008.

Harsco Rail Segment:

(Dollars in millions)	2009	2008
Revenues	**$306.0**	$277.6
Operating income	**56.5**	36.4
Operating margin percent	**18.5%**	13.1%

Harsco Rail Segment – Significant Effects on Revenues:

(In millions)	
Revenues – 2008	$277.6
Net increased volume	35.6
Impact of foreign currency translation	(7.2)
Revenues – 2009	$306.0

Harsco Rail Segment – Significant Effects on Operating Income:

- This Segment's operating income increased for 2009 due in part to shipments of equipment to China under contracts with the China Ministry of Railways, partially offset by lower spare parts sales.
- During 2009, this Segment's operating income and margins also benefited from ongoing Continuous Improvement initiatives.
- Foreign currency translation in 2009 reduced operating income for this Segment by $1.3 million compared with 2008.

All Other Category – Harsco Minerals & Harsco Industrial:

(Dollars in millions)	2009	2008
Revenues	**$440.3**	$572.0
Operating income	**82.5**	114.5
Operating margin percent	**18.7%**	20.0%

All Other Category – Harsco Minerals & Harsco Industrial – Significant Effects on Revenues:

(In millions)	
Revenues – 2008	$572.0
Industrial grating products	(51.7)
Air-cooled heat exchangers	(45.1)
Reclamation and recycling services	(19.8)
Impact of foreign currency translation	(7.9)
Roofing granules and abrasives	(5.9)
Heat transfer equipment	(1.3)
Revenues – 2009	$440.3

All Other Category – Harsco Minerals & Harsco Industrial – Significant Effects on Operating Income:

- The economic downturn and customer decreases in inventory levels compared with 2008 contributed to a reduction in operating income for the industrial grating products business.
- The air-cooled heat exchangers business experienced a modest increase in operating income in 2009 as declines in operating income due to sales volume decreases were offset by lower commodity costs and benefits from Continuous Improvement actions.
- Operating income for the minerals business decreased in 2009 due to significantly lower metal prices and product mix.
- Countermeasures targeting expense reduction, revenue enhancement and asset optimization were implemented in these businesses and partially offset the declines in operating income.
- Foreign currency translation in 2009 decreased operating income for the All Other Category by $1.4 million compared with 2008.

Outlook, Trends and Strategies

Company-Wide:

Economic uncertainty remains throughout the world as a result of the global financial and economic crisis that started in 2008. During the latter part of 2009, certain negative economic trends began to slowly abate, as overall steel production at mills served by the Company's operations showed a modest sequential quarterly increase and the U.S. dollar weakened against certain major currencies. While improving steel production and a weaker U.S. dollar generally contribute positively to the Company's performance, expectations are that many of the challenges stemming from the global recession will continue in 2010, particularly in the first half, with the first quarter being the worst of the year.

The lack of activity in many of the non-residential, commercial construction markets served by the Company poses near-term challenges that include further pressure on pricing and equipment utilization. These lower levels of activity have been exacerbated by extreme winter weather conditions across many parts of Europe and the United States, which are also expected to have a negative impact on operating results in the first quarter of 2010.

Although global economic conditions remain uncertain, the Company believes it is well-positioned to capitalize on opportunities and execute appropriate countermeasures based on its strong balance sheet, available liquidity and ability to generate strong operating cash flows. The Company has implemented and will continue to proactively and aggressively implement countermeasures to reinforce current and future performance. The Company is confident that its on-going cost-reduction initiatives, its global supply chain initiative with IBM, along with its Continuous Improvement program, have significantly reduced, and will continue to reduce, the Company's cost structure and further enhanced its financial strength. The Company's expansion of its global footprint in emerging markets; its diversity of services and products in industries that are fundamental to global growth; its long-term mill services and minerals supply contracts; the portability and mobility of its infrastructure services equipment; and its large infrastructure services customer base help mitigate its overall exposure to changes in any single economy. However, continued or further deterioration of global economies could still have an adverse impact on the Company's operating results.

The following significant items, risks, trends and strategies are expected to affect the Company in 2010 and beyond:

- The Company expects continued strong cash flows from operating activities. The Company also expects to maintain discipline to limit capital expenditures through its ability to redeploy equipment to new projects, without jeopardizing the productivity of the equipment. The Company believes that in the current economic environment, the mobile nature of its capital investment pool will facilitate strategic growth initiatives in the near term, lessening the need for growth capital expenditures for 2010.
- Management will continue to be very selective and disciplined in allocating capital, choosing projects with the highest Economic Value Added ("EVA®") potential.
- The Company will continue to develop and implement countermeasures, as it has on an ongoing basis since the fourth quarter of 2008, to further compress underlying administration and operating costs to match the current economic environment and lower its break-even point without sacrificing quality of output.
- Continued implementation of the Company's enterprise-wide Continuous Improvement program is expected to provide long-term benefits and enhance the overall performance of the Company through increased efficiency and a reduced cost structure.
- The Company announced in January 2010 that it has embarked upon a business transformation initiative designed to create significant operating and cost efficiencies by improving the Company's internal supply chain planning, logistics, scheduling and integration throughout its worldwide operations. This project is expected to contribute to the Company's EVA growth but could result in near-term cost increases and capital expenditures.
- The Company will continue to place a strong focus on corporate-wide expansion into emerging economies to grow and better balance its geographic footprint. More specifically, the Company's global growth strategies include steady, targeted expansion, particularly in the Gulf Region of the Middle East and Africa, Asia-Pacific and Latin America, to further complement the Company's already-strong presence throughout Europe and North America. Growth is expected to be achieved through the provision of additional services to existing customers, new contracts in both developed and emerging markets,

and targeted, strategic, bolt-on acquisitions in strategic countries and market sectors. Additionally, new higher-margin service and sales opportunities in the minerals and rail businesses will be pursued globally. This strategy is expected to develop a significant increase to the Company's presence in these markets to achieve approximately 30% of total Company revenues from emerging markets over the next several years and closer to 40% in the longer-term. Over time, the improved geographic footprint will also benefit the Company through further diversification of its customer base.

- Fluctuations in the U.S. dollar can have significant impacts in the Harsco Infrastructure and Harsco Metals Segments, as approximately 80% to 85% of the revenues generated in these businesses are outside the United States. If the U.S. dollar would strengthen, as it did overall from 2008 to 2009, sales and operating income would generally be reduced. If the U.S. dollar were to weaken, sales and operating income would generally improve.
- Governments around the world have enacted stimulus packages to promote much-needed infrastructure projects. Any substantial near-term benefit from stimulus packages is uncertain, particularly in the United States and the United Kingdom. When stimulus package funding becomes available for infrastructure projects, which has been limited thus far, the Harsco Infrastructure and the Harsco Rail Segments are well positioned with their engineering expertise and the Company's capital investment base to take advantage of any expected opportunities. The Harsco Minerals business should also benefit from increased demand for its abrasive products as required by refurbishment stimulus projects.
- Steel production in 2010 is expected to increase over levels in 2009, benefitting the Harsco Metals Segment.
- Volatility in energy and commodity costs (e.g., crude oil, natural gas, steel, etc.) and worldwide demand for these commodities could impact the Company's operations. Cost increases could result in reduced operating income for certain products and services, to the extent that such costs cannot be passed to customers. Cost decreases could result in increased operating income to the extent that such cost savings do not need to be passed on to customers. However, volatility in energy and commodity costs may provide additional service opportunities for the Harsco Metals Segment and several businesses in the All Other Category as customers may outsource more services to reduce overall costs. Volatility may also provide opportunities in the Harsco Infrastructure Segment for additional industrial plant maintenance and capital improvement projects. In addition to embracing opportunities for revenue enhancement, the Company seeks to mitigate these costs as part of its ongoing enterprise-wide optimization initiatives.
- Total defined benefit net periodic pension expense for 2010 is expected to be approximately $21 million, slightly higher than 2009. The increased expense is due to a lower discount rate at December 31, 2009, partially offset by higher than expected returns on plan assets in 2009. These two factors are the primary drivers of the Company's defined benefit net periodic pension expense as future service is no longer a factor in substantially all of the Company's significant defined benefit plans.
- The Company has maintained a capital structure with a balance sheet debt to capital ratio approximating 40% for the last several years. In October 2010, the Company's 200 million British pound sterling-denominated notes (approximately $323 million at December 31, 2009) will mature. The Company expects to refinance these notes during 2010 through public debt, commercial paper borrowings or its revolving credit facilities.
- As the Company has continued the strategic expansion of its global footprint, it has lowered its effective income tax rate. The reduction reflects earnings in jurisdictions with lower tax rates coupled with the deferral of profits generated internationally. The effective income tax rate for 2010, before discrete items, is currently expected to be approximately 24% to 26%.
- Currently, a majority of the Company's revenue is generated from customers located outside the United States, and a substantial portion of the Company's assets and employees are located outside the United States. U.S. income tax and foreign withholding taxes have not been provided on undistributed earnings for certain non-U.S. subsidiaries, because such earnings are intended to be indefinitely reinvested in the operations of those subsidiaries. Several U.S. legislation proposals have been announced that would substantially reduce (or have the effect of substantially reducing) the Company's ability to defer U.S. taxes on profit permanently reinvested outside the United States. Proposals to date could have a negative impact on the Company's financial position and operating results. Additionally, they could have a negative impact on the Company's ability to compete in the global marketplace. The probability of any of these proposals being enacted cannot be predicted with any certainty. Indications are that reform in 2010 is still likely, but such reform may be structured with more of the business community's concerns in mind. Nonetheless, the Company is working with legislators with the goal of achieving a balanced and fair approach to tax reform. The Company continues to monitor legislation to be in position to structure operations in a manner that will reduce the impact of enacted changes.

- The Company's Harsco Minerals business generates value by capturing and processing boiler slag, which is a coal combustion by-product. The EPA is considering increased regulation of the management of coal combustion by-products. Such requirement could affect the Harsco Minerals business. The Company is confident at this time, based upon EPA confirmation in the year 2000 and again in 2009, that there is no change in science that requires increased regulation of boiler slag. Additionally, the Company believes no scientific data exists to support reclassification of boiler slag.

Harsco Infrastructure Segment:

- The near-term outlook for the Harsco Infrastructure Segment is impacted by continued uncertainty in global credit markets, which has caused construction projects to be deferred or cancelled, thus contributing to pricing pressure. The current lack of activity in non-residential, commercial construction markets, particularly in the United Kingdom, Ireland, other parts of Europe and the United States, coupled with harsh winter weather conditions across many parts of Europe and the United States, are expected to present very challenging business conditions in the first half of 2010, particularly in the first quarter. As a result, the Company expects an operating loss in the Harsco Infrastructure Segment for the quarter ending March 31, 2010.
- The Company has initiated a transformational strategy in the Harsco Infrastructure Segment that includes the following:
  - Effective in January 2010, all operations within this Segment have been rebranded as Harsco Infrastructure. Previously, the Harsco Infrastructure Segment utilized three brand names (SGB Group, Hünnebeck Group and Patent Construction Systems).
  - The costs and viability of the existing branch structure will continue to be scrutinized with a targeted goal of reducing the number of branches by 25% from the 2008 number, exclusive of recent acquisitions.
  - A global supply chain optimization plan is being developed to identify initiatives that, when implemented, should generate considerable operating and cost efficiencies.
  - The productivity of branches will be improved through the continued use of the Company's Continuous Improvement program and implementation of best practices across the network of branches.
  - Additional countermeasures to adjust administration and operating costs to match the economic environment and to lower the Segment's cost structure are being implemented. To assist in accelerating these initiatives, the Company expects to incur approximately $8 million to $10 million in restructuring costs during the first quarter of 2010.
  - The Company has initiated strategies to reposition the business, focusing increasingly on projects in the global industrial maintenance and infrastructure construction sectors. In 2009, approximately 40% of the Segment's business was in the commercial and multi-family sector, which has been impacted the most by tightened credit restrictions and the global economic downturn. The remainder of current business was spread approximately 30% each to the industrial maintenance and the infrastructure sectors. Over the next few years, the Company is targeting an allocation of approximately 40% each in the industrial maintenance and infrastructure sectors, with 20% in the commercial and multi-family sector. Industrial maintenance contracts generally are long-term contracts with sustainable revenue streams serving the oil and gas, pharmaceutical, chemical, electric utility power plant and steel industries. Infrastructure contracts also tend to be longer-term contracts with "blue-chip" contractors and include government-sponsored projects from stimulus programs.
- The Company will continue to emphasize prudent expansion of its geographic presence in this Segment through entering new markets and through further expansion in emerging economies, with a focus on China, India and Latin America. The Harsco Infrastructure Segment's value-added services and engineered forming, shoring and scaffolding systems, combined with its mobile capital investment base, will continue to be leveraged to grow the business as expansion opportunities occur.
- In 2010, the Company will fully integrate its recent acquisitions: ESCO, a regional leader in infrastructure services in seven countries in Central and South America, and Bell Scaffolding Group, with operations across the eastern seaboard of Australia. ESCO is expected to provide an opportunity for the Company to scale its operations across the Latin American region, while Bell Scaffolding provides opportunities for further growth throughout Australia and other neighboring regions.
- Further declines in the economy and, more specifically, the construction industry may impact the ability of customers to meet their obligations to the Company on a timely basis and could adversely impact the realizability of receivables, particularly if customers file for bankruptcy protection or receivership.

Harsco Metals Segment:

- Steel industry expectations are that steel production will increase in 2010 compared with 2009, but not to the levels of the first half of 2008, prior to the beginning of the global recession. Consistent with the industry overall, the Harsco Metals Segment's customers increased their production in the last half of 2009, and those production levels are expected to increase modestly throughout 2010.
- The Company expects that customer production growth in 2010 can be accommodated with minimal headcount additions and limited capital spending by continued adherence to the Company's Continuous Improvement program and prudent redeployment of labor and capital.
- Benefits from the Company's 2008 restructuring program and additional countermeasures implemented in 2009 should continue to improve the operational efficiency and enhance profitability of the Harsco Metals Segment in 2010 and beyond. Additional countermeasures will be undertaken in 2010 to continue to lower the cost base of this Segment. Restructuring and countermeasure initiatives to date have included: improved terms or exit from underperforming contracts with customers and underperforming operations; defined benefit pension plan design changes; overall reduction in the global workforce; and a substantial reduction in discretionary spending.
- The Company anticipates that tightening environmental regulations will compel customers to address their production waste streams as an opportunity to maximize environmental compliance. This should provide additional revenue opportunities for the Company. The Harsco Metals Segment's 2009 award of a $50 million, multi-year contract to clean up 3 million cubic yards of material left behind at an abandoned steelworks may be seen as a model for similar sites by the U.S. Environmental Protection Agency. The Company will continue to pursue growth opportunities in environmental services as awareness of environmental issues creates additional outsourced functions in slag management.
- As the steel manufacturing footprint moves towards developing countries, the Company will continue to execute a geographic expansion strategy in emerging markets in the Gulf Region of the Middle East and Africa, Latin America and Asia-Pacific.
- Further consolidation in the global steel industry is possible. Should additional consolidations occur involving some of the steel industry's larger companies that are customers of the Company, it could result in an increase in concentration of revenues and credit risk for the Company. If a large customer were to experience financial difficulty, or file for bankruptcy protection, it could adversely impact the Company's income, cash flows and asset valuations. As part of its credit risk management practices, the Company closely monitors the credit standing and accounts receivable position of its customer base. Further consolidation may also increase pricing pressure on the Company and the competitive risk of services contracts that are due for renewal. Conversely, such consolidation may provide additional service opportunities for the Company as the Company believes it is well-positioned competitively. As a result of this customer concentration, a key strategy of the Company is to diversify its customer base and expand to emerging market customers.

Harsco Rail Segment:

- The Harsco Rail Segment has a strong backlog for 2010 due principally to ongoing production of rail grinding machines for the China Ministry of Railways. The contract will generate revenues through 2011.
- Further implementation of the Company's Continuous Improvement initiatives are expected to improve margins on a long-term basis.
- U.S. and global customers are investing heavily in rebuilding their physical assets. Although reduced freight revenues experienced by a customer may involve a cut in track maintenance budgets, improved margins can be realized due to extended work windows as increased track time is available for maintenance activity. U.S. railway track maintenance service opportunities are expected to increase over the mid-term as many states have budget proposals for track services under the U.S. stimulus package. New construction of high-speed rail systems is also expected to be financed with government funds over the near and long term.
- International demand for railway track maintenance services, solutions and equipment is expected to be strong in both the near term and the long term. The Harsco Rail Segment expects to develop a larger presence in certain developing countries as track maintenance and construction needs grow. Global bidding activity has been strong.
- This Segment will continue to pursue cost-reduction initiatives to reduce its overall cost base. These initiatives could result in near-term capital expenditures and restructuring costs.

All Other Category – Harsco Minerals & Harsco Industrial:

- The Company will emphasize prudent global expansion of its minerals business for extracting high-value metallic content from slag and responsibly handling and recycling residual materials. Environmental services provide growth opportunities in the minerals business as additional outsourced functions in slag management of stainless steel and other high-value metals arise.

- Improved customer production levels should have an overall positive effect on certain reclamation and recycling services in the near-term. Metal prices remained relatively flat in the latter part of 2009; however, any increases would have a positive effect on operating results, while decreases would have a negative impact.
- Certain businesses in this Category are dependent on a small group of key customers. The loss of one of these customers due to competition or due to financial difficulty, or the filing for bankruptcy protection, could adversely impact the Company's income, cash flows and asset valuations. As part of its credit risk management practices, the Company closely monitors the credit standing and accounts receivable position of its customer base.
- Worldwide supply and demand for steel and other commodities impact raw material costs for certain businesses in this Category. The Company has implemented strategies to help mitigate the potential impact that changes in steel and other commodity prices could have on operating income. If steel or other commodity costs associated with the Company's manufactured products increase and the costs cannot be passed on to the Company's customers, operating income would be adversely affected. Conversely, reduced steel and other commodity costs would improve operating income to the extent such savings do not have to be transferred to customers.
- The air-cooled heat exchangers business continues to explore international opportunities in addition to further growth in its customary North American markets. Overall sales are expected to be negatively impacted by a lower level of industrial demand for natural gas as a result of lower natural gas prices and the global recession. Low natural gas prices throughout 2009 curtailed the need for additional gas compression and coolers to support that compression. Increased industrial use due to improving economic conditions, as well as weather patterns over the winter months, will influence the price and demand for natural gas and, consequently, the demand for heat exchanger equipment. Colder weather tends to increase demand for heat exchanger equipment while warmer weather tends to result in reduced demand.

Results of Operations for 2009, 2008 and 2007

(Dollars are in millions, except per share information and percentages)	2009	2008	2007
Revenues from continuing operations	**$2,990.6**	$3,967.8	$3,688.2
Cost of services and products sold	**2,252.1**	2,926.4	2,685.5
Selling, general and administrative expenses	**509.1**	602.2	538.2
Other expenses	**7.6**	22.0	3.4
Operating income from continuing operations	**218.7**	412.0	457.8
Interest expense	**62.7**	73.2	81.4
Income tax expense from continuing operations	**18.5**	91.8	117.6
Income from continuing operations (a)	**140.8**	251.5	264.8
Income (loss) from discontinued operations	**(15.1)**	(4.7)	44.4
Net income attributable to Harsco Corporation	**118.8**	240.9	299.5
Diluted earnings per common share from continuing operations attributable to Harsco Corporation common stockholders	**1.66**	2.92	3.01
Effective income tax rate for continuing operations	**11.6%**	26.7%	30.7%

(a) *On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting. These changes, among others, require that minority interests be renamed noncontrolling interests and that a company present a consolidated net income measure that includes the amount attributable to such noncontrolling interests for all periods presented. Results for 2008 and 2007 have been reclassified accordingly.*

Comparative Analysis of Consolidated Results

Revenues

2009 vs. 2008

Revenues for 2009 decreased $977.2 million or 25% from 2008. This decrease was attributable to the following significant items:

(In millions)	**Change in Revenues 2009 vs. 2008**
$(356.1)	Net decreased volume due principally to the deterioration of the global steel markets in the Harsco Metals Segment.
(277.9)	Net decreased revenues in the Harsco Infrastructure Segment due to lower sales and rentals, principally due to lower construction activity globally as a result of economic decline.
(254.7)	Effect of foreign currency translation.
(51.7)	Reduced demand for industrial grating products coupled with lower pricing levels.
(45.1)	Decreased revenues of the air-cooled heat exchangers business due to a weaker natural gas market.
(19.8)	Net decreased revenues in the reclamation and recycling services business due to lower commodity pricing, partially offset by net increased volume.
(5.9)	Decreased volume in the roofing granules and abrasives business.
(11.5)	Other (minor changes across the various units not already mentioned).
35.6	Net increased revenues in the Harsco Rail Segment due principally to a higher level of rail equipment shipments to China in 2009 and increased contract services, partially offset by lower repair parts sales.
9.9	Effect of business acquisitions in the Harsco Infrastructure Segment.
$(977.2)	Total Change in Revenues 2009 vs. 2008

2008 vs. 2007

Revenues for 2008 increased $279.7 million or 8% from 2007. This increase was attributable to the following significant items:

(In millions)	**Change in Revenues 2008 vs. 2007**
$ 80.3	Net increased revenues in the Harsco Infrastructure Segment due principally to non-residential and infrastructure construction in international markets, particularly in the Middle East and Europe, and North American markets.
58.5	Effect of business acquisitions. Increased revenues of $30.0 million, $15.6 million, $2.0 and $10.9 million in the Harsco Metals Segment, Harsco Infrastructure Segment, Harsco Rail Segment and the All Other Category (Harsco Minerals & Harsco Industrial), respectively.
46.8	Increased revenues in the Harsco Rail Segment due to a higher level of rail equipment shipments in 2008 and increased repair parts sales, partially offset by decreased contract services.
30.8	Effect of foreign currency translation.
22.0	Increased revenues of the air-cooled heat exchangers business due to a strong natural gas market.
18.7	Increased revenues of the industrial grating products business due to increased prices.
18.6	Net increased volume, new business and sales price changes in the Harsco Metals Segment (excluding acquisitions).
5.9	Increased revenues in the roofing granules and abrasives business resulting from price increases and product mix.
4.6	Other (minor changes across the various units not already mentioned).
(6.5)	Net decreased revenues in the reclamation and recycling services business due to lower metal prices and reduced volume.
$279.7	Total Change in Revenues 2008 vs. 2007

Cost of Services and Products Sold

2009 vs. 2008

Cost of services and products sold for 2009 decreased $674.3 million or 23% from 2008. This decrease was attributable to the following significant items:

(In millions)	**Change in Cost of Services and Products Sold 2009 vs. 2008**
$(500.9)	Decreased costs due to lower revenues (exclusive of the effect of foreign currency translation and business acquisitions, and including the impact of lower commodity and energy costs included in selling prices).
(180.4)	Effect of foreign currency translation.
(2.7)	Other (product/service mix and increased equipment maintenance costs, partially offset by enterprise business optimization initiatives and volume-related efficiencies).
9.7	Business acquisitions.
$(674.3)	Total Change in Cost of Services and Products Sold 2009 vs. 2008

2008 vs. 2007

Cost of services and products sold for 2008 increased $240.9 million or 9% from 2007, slightly higher than the 8% increase in revenues. This increase was attributable to the following significant items:

(In millions)	**Change in Cost of Services and Products Sold 2008 vs. 2007**
$129.5	Increased costs due to increased revenues (exclusive of the effect of foreign currency translation and business acquisitions, and including the impact of increased commodity and energy costs included in selling prices).
45.7	Business acquisitions.
40.8	Other (product/service mix and increased equipment maintenance costs, partially offset by enterprise business optimization initiatives and volume-related efficiencies).
24.9	Effect of foreign currency translation.
$240.9	Total Change in Cost of Services and Products Sold 2008 vs. 2007

Selling, General and Administrative Expenses

2009 vs. 2008

Selling, general and administrative ("SG&A") expenses for 2009 decreased $93.1 million or 16% from 2008. This decrease was attributable to the following significant items:

(In millions)	**Change in Selling, General and Administrative Expenses 2009 vs. 2008**
$(43.7)	Effect of foreign currency translation.
(22.3)	Decreased compensation expense due to lower employment levels.
(12.8)	Other (due to spending reductions).
(8.4)	Decreased travel expenses due to discretionary spending reductions.
(8.2)	Lower professional fees due to discretionary spending reductions.
(2.9)	Lower bad debt expense.
2.6	Increased sales commissions, largely related to increased revenues in the Harsco Rail Segment.
2.6	Effect of business acquisitions.
$(93.1)	Total Change in Selling, General and Administrative Expenses 2009 vs. 2008

2008 vs. 2007

SG&A expenses for 2008 increased $63.9 million or 12% from 2007. This increase was attributable to the following significant items:

(In millions)	**Change in Selling, General and Administrative Expenses 2008 vs. 2007**
$23.5	Increased compensation expense due to salary increases resulting from overall business growth, partially offset by lower employee incentive plan costs.
9.5	Increased professional fees due to global optimization projects and global business expansion.
6.8	Business acquisitions.
6.8	Other expenses.
4.7	Increased bad debt expense.
3.6	Increased travel expenses to support business expansion and optimization projects.
3.2	Increased sales commissions, largely related to increased revenues in the Harsco Rail Segment.
3.2	Higher depreciation expense principally related to the implementation of enterprise-wide information technology systems and related hardware.
2.6	Effect of foreign currency translation.
$63.9	Total Change in Selling, General and Administrative Expenses 2008 vs. 2007

Other Expenses

This income statement classification includes impaired asset write-downs, employee termination benefit costs and costs to exit activities, offset by net gains on the disposal of non-core assets.

2009 vs. 2008

Net Other Expenses of $7.6 million for 2009 decreased $14.4 million from $22.0 million in 2008. This decrease in other expenses primarily relates to restructuring charges that the Company incurred during the fourth quarter of 2008 that were not repeated at the same level.

2008 vs. 2007

Net Other Expenses of $22.0 million for 2008 increased $18.5 million from $3.4 million for 2007. This increase in other expenses primarily relates to restructuring charges that the Company incurred during the fourth quarter of 2008.

For additional information, see Note 15, Other (Income) and Expenses, to the Consolidated Financial Statements.

Interest Expense

2009 vs. 2008

Interest expense in 2009 was $62.7 million, a decline of $10.4 million or 14% compared with 2008. This was principally due to lower overall debt levels in 2009 and, to a lesser extent, lower interest rates on variable interest rate borrowings. The impact of foreign currency translation also reduced interest expense by approximately $4.4 million.

2008 vs. 2007

Interest expense in 2008 was $73.2 million, a decline of $8.2 million or 10% compared with 2007. This was principally due to lower overall debt levels in 2008 and, to a lesser extent, lower interest rates on variable interest rate borrowings. The impact of foreign currency translation also reduced interest expense by approximately $0.5 million.

Income Tax Expense from Continuing Operations

2009 vs. 2008

Income tax expense from continuing operations decreased $73.3 million or 80% in 2009 compared with 2008. This decline was due to lower earnings from continuing operations and a decrease in the effective income tax rate from continuing operations. The effective income tax rate relating to continuing operations for 2009 was 11.6% versus 26.7% for 2008. The decrease in the effective income tax rate for 2009 compared with 2008 reflected a decline in earnings in jurisdictions with higher tax rates, a change in the permanent reinvestment in current year earnings, and certain net discrete tax benefits recognized in 2009. The net discrete benefits include a change in the permanent reinvestment of prior year undistributed earnings and the recognition of previously unrecognized tax benefits in certain foreign and state jurisdictions, offset by an increase in unrecognized tax benefits related to an ongoing dispute between the European Union and a specific European country.

2008 vs. 2007

The decrease in 2008 of $25.8 million or 22% in the provision for income taxes from continuing operations was primarily due to a lower effective income tax rate from continuing operations and lower pre-tax income. The effective income tax rate relating to continuing operations for 2008 was 26.7% versus 30.7% for 2007. The decrease in the effective income tax rate for the year 2008 was primarily due to increased earnings in jurisdictions with lower tax rates; increased designation of certain international earnings as permanently reinvested; and the recognition of previously unrecognized tax benefits in certain state and foreign jurisdictions.

For additional information, see Note 9, Income Taxes, to the Consolidated Financial Statements.

Income from Continuing Operations

2009 vs. 2008

Income from continuing operations in 2009 of $140.8 million was $110.7 million or 44% lower than 2008. This decrease resulted from the global economic downturn that continued throughout 2009 and the slower than expected recovery.

2008 vs. 2007

Income from continuing operations in 2008 of $251.5 million was $13.3 million or 5% lower than 2007. This decrease resulted from the overall economic downturn beginning in the fourth quarter and the restructuring charges taken by the Company as a result of the downturn.

Loss from Discontinued Operations

2009 vs. 2008

A loss from discontinued operations of $15.1 million was generated in 2009 due to the resolution of open claims and counterclaims that had been submitted to arbitration related to the disposition of the Gas Technologies Segment, coupled with the tax effect from the final purchase price allocation. This compares with a loss of $4.7 million in 2008 due principally to working capital adjustments and other costs associated with the disposition of the Gas Technologies Segment.

2008 vs. 2007

A loss from discontinued operations of $4.7 million was generated in 2008 due to working capital adjustments and other costs associated with the disposition of the Gas Technologies Segment, coupled with the tax effect of the purchase price allocation. This compares with income of $44.4 million in 2007 due principally to the sale of the Company's Gas Technologies Segment in December 2007.

Net Income Attributable to Harsco Corporation and Earnings Per Share

2009 vs. 2008

Net income attributable to Harsco Corporation of $118.8 million and diluted earnings per share of $1.47 in 2009 were lower than 2008 by $122.2 million or 51% and $1.40 or 49%, respectively, due to decreased income from continuing operations and increased losses from discontinued operations for the reasons described above.

2008 vs. 2007

Net income attributable to Harsco Corporation of $240.9 million and diluted earnings per share of $2.87 in 2008 were lower than 2007 by $58.5 million or 20% and $0.66 or 19%, respectively, due to decreased income from both continuing and discontinued operations for the reasons described above.

Liquidity and Capital Resources

Overview

Global financial markets, which have been under stress since 2008 due to poor financial institution lending and investment practices and sharp declines in real estate values, have started to show signs of improvement for certain highly rated credit issuers. However, during 2009, tightened credit conditions for funding of non-residential construction projects, particularly commercial construction, restrained growth in that sector, and that continues today. In response to these changes in global economic conditions, the Company has undertaken several initiatives to conserve capital and enhance liquidity, including: prudently reducing capital spending to only critical projects where the highest returns can be achieved while redeploying existing capital investments; optimizing worldwide cash positions; reducing or eliminating discretionary spending; and additional scrutiny and tightening of credit terms with customers.

Despite the global financial market environment, the Company continues to have sufficient available liquidity and has been able to issue commercial paper as needed. The Company currently expects operational and business needs to be covered by cash from operations in 2010 and beyond. Despite the global recession, the Company generated strong operating cash flows of $434.5 million in 2009. This represents a 24% decrease from 2008 operating cash flow of $574.3 million. This decrease was primarily due to lower net income in 2009 compared with 2008.

In 2009, the Company invested $165.3 million in capital expenditures (53% of which were for revenue-growth projects) and paid $63.8 million in stockholder dividends. Capital expenditures in 2009 were significantly lower than the $457.6 million invested in capital expenditures during 2008.

The Company's net cash borrowings decreased $84.3 million in 2009. The decrease in borrowings was driven by the Company's prudent spending on capital investments, which enabled the Company to pay down debt. Balance sheet debt, which is affected by foreign currency translation, decreased $28.0 million from December 31, 2008. The Company's debt to total capital ratio decreased to 39.5% as of December 31, 2009, due principally to lower debt and increased equity at December 31, 2009. This was the lowest debt to total capital ratio at year-end since December 31, 1998. Debt to total capital was 41.1% at December 31, 2008.

Despite the current global economic conditions, the Company expects to generate strong operating cash flows for 2010. The Company plans to sustain its balanced portfolio through its strategy of redeploying discretionary cash for disciplined growth and international diversification in the Harsco Infrastructure Segment; for growth in long-term, high-return and high-renewal-rate services contracts for the Harsco Metals Segment, principally in emerging economies or for customer diversification; for growth in the Harsco Rail Segment; for growth and international diversification in the All Other Category (Harsco Minerals & Harsco Industrial); and for targeted, bolt-on acquisitions in the industrial services and rail businesses. The Company also foresees continuing its long and consistent history of paying dividends to stockholders.

The Company is also focused on improved working capital management. Specifically, short-term and long-term enterprise business optimization programs are being used to continue to further improve the effective and efficient use of working capital, particularly accounts receivable and inventories in the Harsco Infrastructure, Harsco Metals and Harsco Rail Segments.

Cash Requirements

The following summarizes the Company's expected future payments related to contractual obligations and commercial commitments at December 31, 2009.

Contractual Obligations as of December 31, 2009[a]

		Payments Due by Period			
(In millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-term Debt	$ 57.4	$ 57.4	$ –	$ –	$ –
Long-term Debt (including current maturities and capital leases)	927.5	325.8	5.0	149.6	447.1
Projected interest payments on Long-term Debt[b]	265.2	54.1	67.6	57.2	86.3
Pension benefit payments [c]	589.2	49.4	105.7	114.9	319.2
Operating Leases	162.3	45.5	54.8	34.5	27.5
Purchase Obligations	88.1	86.0	1.7	0.2	0.2
Foreign Currency Forward Exchange Contracts[d]	122.1	122.1	–	–	–
Total Contractual Obligations[e]	$2,211.8	$740.3	$234.8	$356.4	$880.3

(a) *See Note 6, Debt and Credit Agreements; Note 7, Leases; Note 8, Employee Benefit Plans; Note 9, Income Taxes; and Note 13, Financial Instruments, to the Consolidated Financial Statements for additional disclosures on short-term and long-term debt; operating leases; pensions; income taxes; and foreign currency forward exchange contracts, respectively.*

(b) *The total projected interest payments on Long-term Debt are based upon borrowings, interest rates and foreign currency exchange rates as of December 31, 2009. The interest rates on variable-rate debt and the foreign currency exchange rates are subject to changes beyond the Company's control and may result in actual interest expense and payments differing from the amounts projected above.*

(c) *Amounts represent expected benefit payments by the defined benefit plans for the next 10 years.*

(d) *This amount represents the notional value of the foreign currency exchange contracts outstanding at December 31, 2009. Due to the nature of these transactions, there will be offsetting cash flows to these contracts, with the difference recognized as a gain or loss in the Consolidated Statement of Income.*

(e) *As of December 31, 2009, in addition to the above contractual obligations, the Company had approximately $47.8 million of long-term tax liabilities, including interest and penalties, related to uncertain tax positions. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, the Company is unable to estimate the years in which settlement will occur with the respective taxing authorities.*

Off-Balance Sheet Arrangements – The following table summarizes the Company's contingent commercial commitments at December 31, 2009. These amounts are not included in the Company's Consolidated Balance Sheets since there are no current circumstances known to management indicating that the Company will be required to make payments on these contingent obligations.

Commercial Commitments as of December 31, 2009

		Amount of Commitment Expiration Per Period				
(In millions)	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years	Indefinite Expiration
Standby Letters of Credit	$193.0	$137.6	$51.0	$1.0	$ –	$ 3.4
Guarantees	75.4	11.9	1.0	–	5.6	56.9
Performance Bonds	13.2	11.4	0.3	–	–	1.5
Other Commercial Commitments	11.1	–	–	–	–	11.1
Total Commercial Commitments	$292.7	$160.9	$52.3	$1.0	$5.6	$72.9

Certain guarantees and performance bonds that are of a continuous nature do not have an expiration date and are therefore considered to be indefinite in nature.

Sources and Uses of Cash

The Company's principal sources of liquidity are cash from operations and borrowings under its various credit agreements, augmented periodically by cash proceeds from non-core asset sales. The primary drivers of the Company's cash flow from operations are the Company's sales and income. The Company's long-term Harsco Metals contracts, in addition to the backlog of certain equipment and the long-term nature of certain service contracts within the Harsco Rail Segment, provide predictable cash flows for several years into the future. (See "Certainty of Cash Flows" section for additional information on estimated future revenues of Harsco Metals and Harsco Rail contracts and order backlogs for the Company's manufacturing businesses). Cash returns on capital investments made in prior years, for which no cash is currently required, are a significant source of cash from operations. Depreciation expense related to these investments is a non-cash charge. The Company also continues to maintain working capital at a manageable level based upon the requirements and seasonality of the businesses.

Major uses of operating cash flows and borrowed funds include: capital investments, principally in the industrial services business; payroll costs and related benefits; dividend payments; pension funding payments; inventory purchases for the manufacturing businesses; income tax payments; debt principal and interest payments; insurance premiums and payments of self-insured casualty losses; and machinery, equipment, automobile and facility rental payments. Cash is also used for targeted, bolt-on acquisitions as the appropriate opportunities arise.

Resources available for cash requirements – The Company meets its ongoing cash requirements for operations and growth initiatives by accessing the public debt markets and by borrowing from banks. Public markets in the United States and Europe are accessed through the Company's commercial paper programs and through discrete-term note issuance to investors. Various bank credit facilities are available throughout the world. The Company's 200 million British pound sterling-denominated notes mature in October 2010. The Company expects to utilize both the public debt markets and bank facilities to meet its cash requirements in the future.

The following table illustrates the amounts outstanding under credit facilities and commercial paper programs and available credit as of December 31, 2009:

Summary of Credit Facilities and Commercial Paper Programs

	As of December 31, 2009		
(In millions)	Facility Limit	Outstanding Balance	Available Credit
U.S. commercial paper program	$ 550.0	$20.9	$ 529.1
Euro commercial paper program	286.3	29.0	257.3
Multi-year revolving credit facility[a]	570.0	–	570.0
Bilateral credit facility[b]	30.0	–	30.0
Totals at December 31, 2009	**$1,436.3**	**$49.9**	**$1,386.4**[c]

(a) *U.S.-based program.*
(b) *International-based program.*
(c) *Although the Company has significant available credit, for practical purposes, the Company limits aggregate commercial paper and credit facility borrowings at any one-time to a maximum of $600 million (the aggregate amount of the back-up facilities).*

During the fourth quarter of 2009, the Company entered into a new three-year revolving credit facility in the amount of $570 million, through a multi-national syndicate of 21 banks co-led by Citibank and Royal Bank of Scotland. This new facility replaces the $220 million 364-day revolving credit facility that expired in November 2009, and the $450 million credit facility the Company terminated in the fourth quarter of 2009. This facility serves as back-up to the Company's commercial paper programs. Interest rates on the facility are based upon either the announced Citibank Prime Rate, the Federal Funds Effective Rate plus a margin or LIBOR plus a margin. The Company pays a facility fee (0.275% per annum as of December 31, 2009) that varies based upon its credit ratings. At December 31, 2009, there were no borrowings outstanding on this credit facility.

The Company's bilateral credit facility was renewed in December 2009. This $30 million facility serves as back-up to the Company's commercial paper programs and also provides available financing for the Company's European operations. Borrowings under this facility, which expires in December 2010, are available in most major currencies with active markets at interest rates based upon LIBOR plus a margin. Borrowings outstanding at expiration may be repaid over the succeeding 12 months. As of December 31, 2009 and 2008, there were no borrowings outstanding on this facility.

See Note 6, Debt and Credit Agreements, to the Consolidated Financial Statements for more information on the Company's credit facilities.

Credit Ratings and Outlook – The following table summarizes the Company's debt ratings as of December 31, 2009:

	Long-term Notes	U.S.-Based Commercial Paper	Outlook
Standard & Poor's (S&P)	A-	A-2	Stable
Moody's	Baa1	P-2	Stable
Fitch	A-	F2	Stable

The Company's euro-based commercial paper program has not been rated since the euro market does not require it. In January 2010, Moody's reaffirmed the Company's ratings. Standard & Poor's and Fitch ratings were reaffirmed in April 2009 and August 2009, respectively. A downgrade to the Company's credit ratings may increase borrowing costs to the Company, while an improvement in the Company's credit ratings may decrease borrowing costs to the Company. Additionally, a downgrade in the Company's credit ratings may result in reduced access to credit markets.

Working Capital Position – Changes in the Company's working capital are reflected in the following table:

(Dollars are in millions)	**December 31, 2009**	December 31, 2008	Increase (Decrease)
Current Assets			
Cash and cash equivalents	**$ 94.2**	$ 91.3	$ 2.9
Trade accounts receivable, net	**598.3**	648.9	(50.6)
Other receivables, net	**30.9**	46.0	(15.1)
Inventories	**291.2**	309.5	(18.3)
Other current assets	**151.9**	104.5	47.4
Assets held-for-sale	**2.8**	5.3	(2.5)
Total current assets	**1,169.3**	1,205.5	(36.2)
Current Liabilities			
Notes payable and current maturities	**83.2**	121.1	(37.9)
Accounts payable	**215.5**	262.8	(47.3)
Accrued compensation	**67.7**	85.2	(17.5)
Income taxes payable	**5.9**	13.4	(7.5)
Other current liabilities	**378.8**	405.9	(27.1)
Total current liabilities	**751.1**	888.4	(137.3)
Working Capital	**$ 418.2**	$ 317.1	$ 101.1
Current Ratio	**1.6:1**	1.4:1	

Working capital increased 32% in 2009 due principally to the following factors:

- Net trade accounts receivable decreased $50.6 million primarily due to lower revenues in 2009 partially offset by foreign currency translation effects.
- Other receivables decreased $15.1 million primarily due to collections of insurance proceeds related to insured claims settled during the first quarter of 2009 and an income tax refund received in the third quarter of 2009.
- Inventories decreased $18.3 million primarily due to the Company's focus on reducing inventory levels based upon current market demand, partially offset by higher inventory levels in the Harsco Rail Segment to satisfy current international contracts and foreign currency translation effects.
- Other current assets increased $47.4 million primarily due to reclassification of noncurrent deferred taxes to current deferred taxes as a result of the expected utilization of these assets in 2010.
- Notes payable and current maturities decreased $37.9 million due to strong operating cash flows in 2009 that facilitated repayments of short-term commercial paper borrowings and other short-term borrowings, partially offset by the current portion of long-term debt.
- Accounts payable decreased $47.3 million primarily due to reduced spending levels partially offset by foreign currency translation effects.
- Accrued compensation decreased $17.5 million due principally to the payment of incentive compensation earned during 2008, coupled with lower incentive compensation accruals at the end of 2009.
- Other current liabilities decreased $27.1 million due principally to a decline in restructuring reserves from 2008 due to severance payments and a decline in accrued expenses and accrued non-income tax obligations primarily as a result of reduced business activity.

Certainty of Cash Flows – The certainty of the Company's future cash flows is underpinned by the long-term nature of the Company's metals services contracts, the order backlog for the Company's railway track maintenance services and equipment and the strong discretionary cash flows (operating cash flows in excess of the amounts necessary for capital expenditures to maintain current revenue levels) generated by the Company. Historically, the Company has utilized these discretionary cash flows for growth-related capital expenditures and strategic acquisitions. As the Company has demonstrated this year, it has the ability to substantially reduce its capital expenditures without negatively impacting the business. The Company has continued to grow in countries with increased demand through prudent redeployment of its existing equipment.

At December 31, 2009, the Company's metals services contracts had estimated future revenues of $3.6 billion, compared with $4.1 billion as of December 31, 2008. The decline is primarily attributable to the revenues recognized during 2009 offset by projected volume from new and renewed contracts. At December 31, 2009, the Company's railway track maintenance services and equipment business had estimated future revenues of $442.3 million compared with $518.1 million as of December 31, 2008. This is primarily due to shipment of orders during 2009, partially offset by new orders. The railway track maintenance services and equipment business backlog includes a significant portion that will not be realized until late 2010 and later due to the long lead-time necessary to build certain equipment, and the long-term nature of certain service contracts. In addition, as of December 31, 2009, the Company had an order backlog of $48.6 million in its All Other Category (principally for Harsco Industrial). This compares with $121.6 million as of December 31, 2008. The decrease from December 31, 2008 is due principally to lower demand and completion of orders during 2009. Order backlog for scaffolding, shoring and forming services; for roofing granules and slag abrasives; and for the reclamation and recycling services of high-value content from steelmaking slag is excluded from the above amounts. These amounts are generally not quantifiable due to the short order lead times for certain services, the nature and timing of the products and services provided and equipment rentals with the ultimate length of the rental period unknown.

The types of products and services that the Company provides are not subject to rapid technological change, which increases the stability of related cash flows. Additionally, each of the Company's businesses, in its balanced portfolio, is among the top three companies (relative to sales) in the industries the Company serves. Due to these factors, the Company is confident in its future ability to generate positive cash flows from operations.

Cash Flow Summary

The Company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

Summarized Cash Flow Information

(In millions)	**2009**	2008	2007
Net cash provided by (used in):			
Operating activities	**$ 434.5**	$ 574.3	$ 471.7
Investing activities	**(269.4)**	(443.4)	(386.1)
Financing activities	**(164.1)**	(155.6)	(77.7)
Effect of exchange rate changes on cash	**1.8**	(5.8)	12.7
Net change in cash and cash equivalents	**$ 2.8**	$ (30.5)	$ 20.6

Cash From Operating Activities – Net cash provided by operating activities in 2009 was $434.5 million, a decrease of $139.8 million from 2008. The decrease was primarily due to the following:

- Lower net income in 2009 compared with 2008.
- Higher accounts payable payments due to timing.
- Reduction in advances on contracts due to shipments in 2009.

These decreases were partially offset by the following:

- Higher trade receivable collections due to timing.
- Initiatives to reduce inventory levels coupled with reduced spending on inventory throughout the Company based upon current market demand.

Cash Used in Investing Activities – In 2009, cash used in investing activities was $269.4 million consisting primarily of capital investments of $165.3 million and $103.2 million used for strategic acquisitions. Capital investments declined $292.3 million compared with 2008, reflecting management's initiatives to conserve capital and enhance liquidity through prudent reduction of capital investments. Growth capital constituted 53% of investments made in 2009, with capital investments made predominantly in the industrial services businesses. Throughout 2010, the Company plans to continue to manage its balanced portfolio and consider opportunities to invest in value creation projects. Additionally, the Company intends to increase growth investments in the Harsco Rail Segment and the All Other Category (Harsco Minerals & Harsco Industrial) in 2010 and beyond, as these businesses continue to expand globally.

Cash Used in Financing Activities – The following table summarizes the Company's debt and capital positions as of December 31, 2009 and 2008.

(Dollars are in millions)	**December 31, 2009**	December 31, 2008 [a]
Notes Payable and Current Maturities	**$ 83.2**	$ 121.1
Long-term Debt	**901.7**	891.8
Total Debt	**984.9**	1,012.9
Total Equity	**1,509.8**	1,450.0
Total Capital	**$2,494.7**	$2,462.9
Total Debt to Total Capital	**39.5%**	41.1%

(a) *December 2008 Equity has been retroactively adjusted to include Noncontrolling Interest as a component of Equity in accordance with changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting.*

The Company's debt as a percent of total capital decreased in 2009. The decrease results principally from increased equity and a decline in overall debt, primarily due to lower capital expenditures.

Debt Covenants

The Company's credit facilities and certain notes payable agreements contain a covenant stipulating a maximum debt to capital ratio of 60%. Certain notes payable agreements also contain a covenant requiring a minimum net worth of $475 million. In addition, one credit facility limits the proportion of subsidiary consolidated indebtedness to 10% of consolidated tangible assets. At December 31, 2009, the Company was in compliance with these covenants with a debt to capital ratio of 39.5% and total net worth of $1.5 billion. Based on balances at December 31, 2009, the Company could increase borrowings by approximately $1.3 billion and still be within its debt covenants. Alternatively, keeping all other factors constant, the Company's equity could decrease by approximately $0.9 billion and the Company would still be within its debt covenants. Additionally, the Company's 7.25% British pound sterling-denominated notes and its 5.75% notes include covenants that permit the note holders to redeem their notes, at par and 101% of par, respectively, in the event of a change of control of the Company or disposition of a significant portion of the Company's assets in combination with the Company's credit rating downgraded to non-investment grade. The Company expects to continue to be compliant with these debt covenants one year from now.

Cash and Value-Based Management

The Company plans to continue with its strategy of targeted, prudent investing for strategic purposes for the foreseeable future, although 2009 capital investments are significantly less than 2008 as existing investments are being used more efficiently. The long-term goal of this strategy is to create shareholder value by improving the Company's EVA. Under this program the Company evaluates strategic investments based upon the investment's economic profit. EVA equals after-tax operating profits less a charge for the use of the capital employed to create those profits (only the service cost portion of net periodic pension cost is included for EVA purposes). Therefore, value is created when a project or initiative produces a return above the cost of capital. In 2009, EVA was lower compared with 2008 due principally to lower operating profits.

The Company currently expects to continue paying dividends to stockholders. The Company has increased the dividend rate for 16 consecutive years, and in February 2010, the Company paid its 239th consecutive quarterly cash dividend.

The Company's financial position and debt capacity should enable it to meet current and future requirements. As additional resources are needed, the Company should be able to obtain funds readily and at competitive costs. The Company is well-positioned financially and intends to continue investing in high-return projects and prudent, strategic bolt-on acquisitions; to reduce debt; and pay cash dividends as a means of enhancing stockholder value.

Application of Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to pensions and benefits, bad debts, goodwill valuation, long-lived asset valuations, inventory valuations, insurance reserves, contingencies and income taxes. The impact of changes in these estimates, as necessary, is reflected in the respective segment's operating income in the period of the change. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different outcomes, assumptions or conditions.

The Company believes the following critical accounting policies are affected by its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the critical accounting estimates described below with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to these estimates in this Management's Discussion and Analysis of Financial Condition and Results of Operations. These items should be read in conjunction with Note 1, Summary of Significant Accounting Policies, to the Consolidated Financial Statements.

Defined Benefit Pension Benefits

The Company has defined benefit pension plans in several countries. The largest of these plans are in the United Kingdom and the United States. The Company's funding policy for these plans is to contribute amounts sufficient to meet the minimum funding pursuant to U.K. and U.S. statutory requirements, plus any additional amounts that the Company may determine to be appropriate. The Company made cash contributions to its defined benefit pension plans of $28.7 million (including $8.1 million of voluntary payments) and $30.5 million during 2009 and 2008, respectively. Additionally, the Company expects to make a minimum of $30.0 million in cash contributions to its defined benefit pension plans during 2010.

Total defined benefit net periodic pension cost for 2009 was substantially higher than the 2008 level due to the decline in pension asset values during the second half of 2008. In an effort to mitigate a portion of this overall increased cost for future years, the Company implemented additional plan design changes for certain international defined benefit pension plans so that accrued service is no longer granted for periods after December 31, 2008. This action was a continuation of the Company's overall strategy to reduce overall net periodic pension cost and volatility.

The Company continues to evaluate alternative strategies to further reduce overall net periodic pension cost, including the consideration of converting the remaining defined benefit plans to defined contribution plans; the ongoing evaluation of investment fund managers' performance; the balancing of plan assets and liabilities; the risk assessment of multi-employer pension plans; the possible merger of certain plans; the consideration of incremental cash contributions to certain plans; and other changes that could reduce future net periodic pension cost volatility and minimize risk.

Critical Estimate – Defined Benefit Pension Benefits

Accounting for defined benefit pensions requires the use of actuarial assumptions. The principal assumptions used include the discount rate and the expected long-term rate of return on plan assets. Each assumption is reviewed annually and represents management's best estimate at that time. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of unfunded benefit obligation and the expense recognized.

The discount rates used in calculating the Company's projected benefit obligations as of the December 31, 2009 measurement date for the U.K. and U.S. defined benefit pension plans were 5.7% and 5.9%, respectively, and the global weighted-average discount rate was 5.8%. The discount rates selected represent the average yield on high-quality corporate bonds as of the measurement dates. Annual net periodic pension cost is determined using the discount rates as of the measurement date at the beginning of the year. The discount rates for 2009 expense were 6.0% for the U.K. plan and 6.1% for both the U.S. plans and the global weighted-average of plans. Net periodic pension cost and the projected benefit obligation generally increase as the selected discount rate decreases.

The expected long-term rate of return on plan assets is determined by evaluating the asset return expectations with the Company's advisors as well as actual, long-term, historical results of asset returns for the pension plans. Generally the net periodic pension cost increases as the expected long-term rate of return on assets decreases. For 2009, the global weighted-average expected long-term rate of return on asset assumption was 7.4%. For 2010, the expected global long-term rate of return on assets is 7.5%. This rate was determined based on a model of expected asset returns for an actively managed portfolio.

Changes in defined benefit net periodic pension cost may occur in the future due to changes in actuarial assumptions and due to changes in returns on plan assets resulting from financial market conditions. Holding all other assumptions constant, and using December 31, 2009 plan data, a one-half percent increase or decrease in the discount rate and the expected long-term rate of return on plan assets would increase or decrease annual 2010 pre-tax defined benefit net periodic pension cost as follows:

	Approximate Changes in Pre-tax Defined Benefit Net Periodic Pension Cost	
	U.S. Plans	U.K. Plan
Discount rate		
One-half percent increase	Decrease of $0.4 million	Decrease of $2.1 million
One-half percent decrease	Increase of $0.3 million	Increase of $2.2 million
Expected long-term rate of return on plan assets		
One-half percent increase	Decrease of $1.0 million	Decrease of $2.8 million
One-half percent decrease	Increase of $1.0 million	Increase of $2.8 million

Should circumstances change that affect these estimates, changes (either increases or decreases) to the net pension obligations may be required. Additionally, certain events could result in the pension obligation changing at a time other than the annual measurement date. This would occur when a benefit plan is amended or when plan curtailments occur.

See Note 8, Employee Benefit Plans, to the Consolidated Financial Statements for additional disclosures related to these items.

Notes and Accounts Receivable

Notes and accounts receivable are stated at their net realizable value through the use of an allowance for doubtful accounts. The allowance is maintained for estimated losses resulting from the inability or unwillingness of customers to make required payments. The Company has policies and procedures in place requiring customers to be evaluated for creditworthiness prior to the execution of new service contracts or shipments of products. These reviews are structured to minimize the Company's risk related to realizability of its receivables. Despite these policies and procedures, the Company may at times still experience collection problems and potential bad debts due to economic conditions within certain industries (e.g., construction and steel industries) and countries and regions in which the Company operates. As of December 31, 2009 and 2008, trade accounts receivable of $598.3 million and $648.9 million, respectively, were net of reserves of $24.5 million and $27.9 million, respectively.

Critical Estimate – Notes and Accounts Receivable

A considerable amount of judgment is required to assess the realizability of receivables, including the current creditworthiness of each customer, related aging of the past due balances and the facts and circumstances surrounding any non-payment. The Company's provisions for bad debts during 2009, 2008 and 2007 were $9.3 million, $12.5 million and $7.8 million, respectively.

On a monthly basis, customer accounts are analyzed for collectibility. Reserves are established based upon a specific-identification method as well as historical collection experience, as appropriate. The Company also evaluates specific accounts when it becomes aware of a situation in which a customer may not be able to meet its financial obligations due to a deterioration in its financial condition, credit ratings or bankruptcy. The reserve requirements are based on the facts available to the Company and are reevaluated and adjusted as additional information is received. Reserves are also determined by using percentages (based upon experience) applied to certain aged receivable categories. Specific issues are discussed with Corporate Management, and any significant changes in reserve amounts or the write-off of balances must be approved by a specifically designated Corporate Officer. All approved items are monitored to ensure they are recorded in the proper period. Additionally, any significant changes in reserve balances are reviewed to ensure the proper corporate approval has occurred.

If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Conversely, an improvement in a customer's ability to make payments could result in a decrease of the allowance for doubtful accounts. Changes in the allowance related to both of these situations would be recorded through income in the period the change was determined.

The Company has not materially changed its methodology for calculating allowances for doubtful accounts for the years presented.

See Note 3, Accounts Receivable and Inventories, to the Consolidated Financial Statements for additional disclosures related to these items.

Goodwill

The Company's goodwill balances were $699.0 million and $631.5 million, as of December 31, 2009 and 2008, respectively. Goodwill is not amortized but tested for impairment at the reporting unit level on an annual basis, and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value.

Critical Estimate – Goodwill

A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning estimates and assumptions regarding industry-specific economic conditions that are outside the control of the Company. The annual test for impairment includes the selection of an appropriate discount rate to value cash flow information. The basis of this discount rate calculation is derived from several internal and external factors. These factors include, but are not limited to, the average market price of the Company's stock, the number of shares of stock outstanding, the book value of the Company's debt, a long-term risk-free interest rate, and both market and size-specific risk premiums. Additionally, assessments of future cash flows would consider, but not be limited to, the following: infrastructure plant maintenance requirements; global metals production and capacity utilization; global railway track maintenance-of-way capital spending; and other drivers of the Company's businesses. Changes in the overall interest rate environment may also impact the fair market value of the Company's reporting units as this would directly influence the discount rate utilized for discounting operating cash flows, and ultimately determining a reporting unit's fair value. The Company's overall market capitalization is also a factor in evaluating the fair market values of the Company's reporting units. Significant declines in the overall market capitalization of the Company could lead to the determination that the book value of one or more of the Company's reporting units exceeds its fair value. The Company's annual goodwill impairment testing, performed as of October 1, 2009 and 2008, indicated that the fair value of all reporting units tested exceeded their respective book values and therefore no goodwill impairment was required.

The Company's customers may be impacted adversely by the current tightening of credit in financial markets, which may result in postponed spending and cancellation or delay of existing and future orders with the Company. Continued economic decline could further impact the ability of the Company's customers to meet their obligations to the Company and possibly result in bankruptcy filings by them. This, in turn, could negatively impact the forecasts used in performing the Company's goodwill impairment testing. If management determines that goodwill is impaired, the Company will be required to record a write-down in the period of determination, which will reduce net income for that period. Therefore, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The Company has not materially changed its methodology for goodwill impairment testing for the years presented. For 2009, the goodwill impairment testing was conducted at the operating segment level for the Harsco Infrastructure, Harsco Metals and Harsco Rail Segments and the All Other Category. For 2008, the goodwill impairment testing was conducted at the operating segment level for the Harsco Metals and Harsco Rail Segments and the All Other Category; and at the component level for the Harsco Infrastructure Segment. Goodwill testing for the Harsco Infrastructure Segment was changed to the operating segment level in 2009 due to the integration of the historic business units (components) within this Segment as part of generating further operational efficiencies, global branding and facilitating global growth.

See Note 5, Goodwill and Other Intangible Assets, to the Consolidated Financial Statements for additional disclosures related to these items.

Asset Impairment

Long-lived assets are reviewed for impairment when events and circumstances indicate that the book value of an asset may be impaired. The amounts charged against pre-tax income from continuing operations related to impaired long-lived assets were $1.5 million, $12.6 million and $0.9 million in 2009, 2008 and 2007, respectively.

Critical Estimate – Asset Impairment

The determination of a long-lived asset impairment loss involves significant judgments based upon short-term and long-term projections of future asset performance. If the undiscounted cash flows associated with an asset do not exceed the book value, impairment loss estimates would be based upon the difference between the book value and the fair value of the asset. The fair value is generally based upon the Company's estimate of the amount that the assets could be bought or sold for in a current transaction between willing parties. If quoted market prices for the asset or similar assets are unavailable, the fair value estimate is generally calculated using a discounted cash flow model. Should circumstances change that affect these estimates, additional impairment charges may be required and would be recorded through income in the period the change was determined.

The Company has not materially changed its methodology for calculating asset impairments for the years presented. Commencing January 1, 2009 GAAP requires consideration of all valuation techniques for which market participant inputs can be obtained without undue cost and effort. The use of discounted cash flows continues to be an appropriate method for determining fair value; however, methodologies such as quoted market prices must also be evaluated.

Inventories

Inventories are stated at the lower of cost or market. Inventory balances are adjusted for estimated obsolete or unmarketable inventory equal to the difference between the cost of inventory and its estimated market value. At December 31, 2009 and 2008, inventories of $291.2 million and $309.5 million, respectively, are net of lower of cost or market reserves and obsolescence reserves of $14.6 million and $15.7 million, respectively.

Critical Estimate – Inventories

In assessing the ultimate realization of inventory balance amounts, the Company is required to make judgments as to future demand requirements and compare these with the current or committed inventory levels. If actual market conditions are determined to be less favorable than those projected by management, additional inventory write-downs may be required and would be recorded through income in the period the determination is made. Additionally, the Company records reserves to adjust a substantial portion of its U.S. inventory balances to the last-in, first-out ("LIFO") method of inventory valuation. In adjusting these reserves throughout the year, the Company estimates its year-end inventory costs and quantities. At December 31 of each year, the reserves are adjusted to reflect actual year-end inventory costs and quantities. During periods of inflation, the LIFO expense usually increases and during periods of deflation it decreases. These year-end adjustments resulted in pre-tax income of $2.9 million, $1.1 million and $1.4 million in 2009, 2008 and 2007, respectively.

The Company has not materially changed its methodology for calculating inventory reserves for the years presented.

See Note 3, Accounts Receivable and Inventories, to the Consolidated Financial Statements for additional disclosures related to these items.

Insurance Reserves

The Company retains a significant portion of the risk for U.S. workers' compensation, U.K. employers' liability, and automobile, general and product liability losses. At December 31, 2009 and 2008, the Company has recorded liabilities of $87.2 million and $97.2 million, respectively, related to both asserted as well as unasserted insurance claims. At December 31, 2009 and 2008, $6.9 million and $17.8 million, respectively, was included in insurance liabilities related to claims covered by insurance carriers for which a corresponding receivable has been recorded.

Critical Estimate – Insurance Reserves

Reserves have been recorded based upon actuarial calculations that reflect the undiscounted estimated liabilities for ultimate losses including claims incurred but not reported. Inherent in these estimates are assumptions that are based on the Company's history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. If actual claims differ from those projected by management, changes (either increases or decreases) to insurance reserves may be required and would be recorded through income in the period the change was determined. During 2009, 2008 and 2007, the Company recorded a retrospective insurance reserve adjustment that decreased pre-tax insurance expense from continuing operations for self-insured programs by $3.7 million, $1.8 million and $1.2 million, respectively. The Company has programs in place to improve claims experience, such as disciplined claim and insured litigation management and a focused approach to workplace safety.

The Company has not materially changed its methodology for calculating insurance reserves for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

Legal and Other Contingencies

Reserves for contingent liabilities are recorded when it is probable that an asset has been impaired or a liability has been incurred and the loss can be reasonably estimated. Adjustments to estimated amounts are recorded as necessary based on new information or the occurrence of new events or the resolution of an uncertainty. Such adjustments are recorded in the period that the required change is identified.

Critical Estimate – Legal and Other Contingencies

On a quarterly basis, recorded contingent liabilities are analyzed to determine if any adjustments are required. Additionally, functional department heads within each business unit are consulted monthly to ensure all issues with a potential financial accounting impact, including possible reserves for contingent liabilities, have been properly identified, addressed or disposed of. Specific issues are discussed with Corporate Management and any significant changes in reserve amounts or the adjustment or write-off of previously recorded balances must be approved by a specifically designated Corporate Officer. If necessary, outside legal counsel, other third parties or internal experts are consulted to assess the likelihood and range of outcomes for a particular issue. All approved changes in reserve amounts are monitored to ensure they are recorded in the proper period. Additionally, any significant changes in reported business unit reserve balances are reviewed to ensure the proper Corporate approval has occurred. On a quarterly basis, the Company's business units submit a reserve listing to the Corporate headquarters which is reviewed with Corporate Management. All significant reserve balances are discussed with a designated Corporate Officer to assess their validity, accuracy and completeness. Anticipated changes in reserves are identified for further consideration prior to the end of a reporting period. Any new issues that may require a reserve are also identified and discussed to ensure proper disposition. Additionally, on a quarterly basis, all significant environmental reserve balances or issues are evaluated to assess their validity, accuracy and completeness.

The Company has not materially changed its methodology for calculating legal and other contingencies for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

See Note 10, Commitments and Contingencies, to the Consolidated Financial Statements for additional disclosure related to these items.

Income Taxes

The Company is subject to various federal, state and local income taxes in the taxing jurisdictions where the Company operates. At the end of each quarterly period, the Company makes its best estimate of the annual effective income tax rate and applies that rate to year-to-date income before income taxes to arrive at the year-to-date income tax provision. As of December 31, 2009, 2008 and 2007, the Company's net effective income tax rate on income from continuing operations was 11.6%, 26.7% and 30.7%, respectively.

Critical Estimate – Income Taxes

The annual effective income tax rates are developed giving recognition to tax rates, tax holidays, tax credits and capital losses, as well as certain exempt income and non-deductible expenses in all of the jurisdictions where the Company does business. The income tax provision for a quarterly period incorporates any change in the year-to-date provision from the previous quarterly periods. The Company has not materially changed its methodology for calculating income tax expense for the years presented or for quarterly periods.

The Company records deferred tax assets to the extent the Company believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operating results. In the event the Company was to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made that would reduce the provision for income taxes. The valuation allowance was $22.7 million and $21.5 million as of December 31, 2009 and 2008, respectively. The valuation allowance is principally for state and international tax net operating loss carryforwards.

A tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. The unrecognized tax benefits at December 31, 2009 are $39 million including interest and penalties. The unrecognized tax benefit may decrease as a result of the lapse of statute of limitations or as a result of final settlement and resolution of outstanding tax matters in various state and foreign jurisdictions.

The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries' undistributed earnings as such amounts are permanently reinvested outside the United States. The Company evaluates future financial projections for its most significant subsidiaries, the need to reinvest earnings locally and the overall cash requirements of the Company. Based upon this evaluation, the Company determined that certain undistributed earnings from non-U.S. subsidiaries are permanently reinvested. The Company believes that it can generate sufficient cash flows to avoid the one-time tax costs associated with repatriation of U.S. undistributed earnings from prior periods. At December 31, 2009 and 2008, such earnings were approximately $843 million and $741 million, respectively. If these earnings were repatriated at December 31, 2009, the one-time tax cost associated with the repatriation would be approximately $163 million.

See Note 9, Income Taxes, to the Consolidated Financial Statements for additional disclosures related to these items.

Research and Development

The Company invested $3.2 million, $5.3 million and $3.2 million in internal research and development programs in 2009, 2008 and 2007, respectively. Internal funding for research and development was as follows:

	Research and Development Expense		
(In millions)	**2009**	2008	2007
Harsco Infrastructure Segment	**$1.7**	$2.0	$0.7
Harsco Metals Segment	**0.8**	1.6	1.3
Harsco Rail Segment[(a)]	**0.2**	0.8	0.8
Segment Totals	**2.7**	4.4	2.8
All Other Category – Harsco Minerals & Harsco Industrial[(a)]	**0.5**	0.9	0.4
Consolidated Totals	**$3.2**	$5.3	$3.2

(a) *Segment information for prior periods has been reclassified to conform with the current presentation. The Harsco Rail operating segment, which was previously a component of the All Other Category, is now reported separately.*

Recently Adopted and Recently Issued Accounting Standards

See Note 1, Summary of Significant Accounting Policies, to the Consolidated Financial Statements for disclosures on recently adopted and recently issued accounting standards and their effect on the Company.

Dividend Action

The Company has paid dividends each year since 1939. The Company paid one quarterly cash dividend of $0.195 per share and three quarterly cash dividends of $0.20 per share in 2009, for an annual rate of $0.795 per share. This is an increase of 1.9% from 2008. At the November 2009 meeting, the Board of Directors increased the dividend by 2.5% to an annual rate of $0.82 per share, representing the Company's 16th consecutive year of dividend increases. The Board normally reviews the dividend rate periodically during the year and annually at its November meeting. There are no significant restrictions on the payment of dividends.

The February 2010 dividend payment of $0.205 per share marked the Company's 239th consecutive quarterly dividend. In 2009, 50.7% of net earnings were paid out in dividends. The Company is philosophically committed to maintaining or increasing the dividend at a sustainable level.

Management's Report on Internal Control Over Financial Reporting

Management of Harsco Corporation, together with its consolidated subsidiaries (the Company), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2009 based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing in the Company's Annual Report on Form 10-K, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.



Salvatore D. Fazzolari
Chairman and Chief Executive Officer
February 23, 2010



Stephen J. Schnoor
Senior Vice President and Chief Financial Officer
February 23, 2010

Report of Independent Registered Public Accounting Firm

To The Stockholders of Harsco Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, changes in equity and comprehensive income present fairly, in all material respects, the financial position of Harsco Corporation and its subsidiaries at December 31, 2009 and December 31, 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 23, 2010

Consolidated Balance Sheets

(In thousands, except share and per share amounts)	**December 31, 2009**	December 31, 2008[a]
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 94,184**	$ 91,336
Trade accounts receivable, net	**598,318**	648,880
Other receivables	**30,865**	46,032
Inventories	**291,174**	309,530
Other current assets	**154,797**	109,710
Total current assets	**1,169,338**	1,205,488
Property, plant and equipment, net	**1,510,801**	1,482,833
Goodwill	**699,041**	631,490
Intangible assets, net	**150,746**	141,493
Other assets	**109,314**	101,666
Total assets	**$3,639,240**	$3,562,970
LIABILITIES		
Current liabilities:		
Short-term borrowings	**$ 57,380**	$ 117,854
Current maturities of long-term debt	**25,813**	3,212
Accounts payable	**215,504**	262,783
Accrued compensation	**67,652**	85,237
Income taxes payable	**5,931**	13,395
Dividends payable	**16,473**	15,637
Insurance liabilities	**25,533**	36,553
Advances on contracts	**149,413**	144,237
Other current liabilities	**187,403**	209,518
Total current liabilities	**751,102**	888,426
Long-term debt	**901,734**	891,817
Deferred income taxes	**90,993**	35,442
Insurance liabilities	**61,660**	60,663
Retirement plan liabilities	**250,075**	190,153
Other liabilities	**73,842**	46,497
Total liabilities	**2,129,406**	2,112,998
COMMITMENTS AND CONTINGENCIES		
HARSCO CORPORATION STOCKHOLDERS' EQUITY		
Preferred stock, Series A junior participating cumulative preferred stock	**–**	–
Common stock, par value $1.25, issued 111,387,185 and 111,139,988 shares as of December 31, 2009 and 2008, respectively	**139,234**	138,925
Additional paid-in capital	**137,746**	137,083
Accumulated other comprehensive loss	**(201,684)**	(208,299)
Retained earnings	**2,133,297**	2,079,170
Treasury stock, at cost (31,034,126 and 30,965,452, respectively)	**(735,016)**	(733,203)
Total Harsco Corporation stockholders' equity	**1,473,577**	1,413,676
Noncontrolling interests	**36,257**	36,296
Total equity	**1,509,834**	1,449,972
Total liabilities and equity	**$3,639,240**	$3,562,970

(a) *On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting. These changes, among others, require that minority interests be renamed noncontrolling interests and that a company present such noncontrolling interests as equity for all periods presented. Balances have been reclassified accordingly.*

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share amounts) Years ended December 31	2009	2008[(a)]	2007[(a)]
Revenues from continuing operations:			
Service revenues	**$2,442,198**	$3,340,456	$3,166,561
Product revenues	**548,379**	627,366	521,599
Total revenues	**2,990,577**	3,967,822	3,688,160
Costs and expenses from continuing operations:			
Cost of services sold	**1,897,408**	2,484,975	2,316,904
Cost of products sold	**354,730**	441,445	368,600
Selling, general and administrative expenses	**509,071**	602,169	538,233
Research and development expenses	**3,151**	5,295	3,175
Other expenses	**7,561**	21,950	3,443
Total costs and expenses	**2,771,921**	3,555,834	3,230,355
Operating income from continuing operations	**218,656**	411,988	457,805
Equity in income of unconsolidated entities, net	**504**	901	1,049
Interest income	**2,928**	3,608	4,968
Interest expense	**(62,746)**	(73,160)	(81,383)
Income from continuing operations before income taxes	**159,342**	343,337	382,439
Income tax expense	**(18,509)**	(91,820)	(117,598)
Income from continuing operations	**140,833**	251,517	264,841
Discontinued operations:			
Income from operations of discontinued business	**–**	–	26,897
Gain (loss) on disposal of discontinued business	**(21,907)**	(1,747)	41,414
Income tax benefit (expense) related to discontinued business	**6,846**	(2,931)	(23,934)
Income (loss) from discontinued operations	**(15,061)**	(4,678)	44,377
Net Income	**125,772**	246,839	309,218
Less: Net income attributable to noncontrolling interests	**(6,995)**	(5,894)	(9,726)
Net Income attributable to Harsco Corporation	**$ 118,777**	$ 240,945	$ 299,492
Amounts attributable to Harsco Corporation common stockholders:			
Income from continuing operations, net of tax	**$ 133,838**	$ 245,623	$ 255,115
Income (loss) from discontinued operations, net of tax	**(15,061)**	(4,678)	44,377
Net income attributable to Harsco Corporation common stockholders	**$ 118,777**	$ 240,945	$ 299,492
Weighted-average shares of common stock outstanding	**80,295**	83,599	84,169
Basic earnings per common share attributable to Harsco Corporation common stockholders:			
Continuing operations	**$ 1.67**	$ 2.94	$ 3.03
Discontinued operations	**(0.19)**	(0.06)	0.53
Basic earnings per share attributable to Harsco Corporation common stockholders	**$ 1.48**	$ 2.88	$ 3.56
Diluted weighted-average shares of common stock outstanding	**80,586**	84,029	84,724
Diluted earnings per common share attributable to Harsco Corporation common stockholders:			
Continuing operations	**$ 1.66**	$ 2.92	$ 3.01
Discontinued operations	**(0.19)**	(0.06)	0.52
Diluted earnings per share attributable to Harsco Corporation common stockholders	**$ 1.47**	$ 2.87[(b)]	$ 3.53

(a) *On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting. These changes, among others, require that minority interests be renamed noncontrolling interests and that a company present a consolidated net income measure that includes the amount attributable to such noncontrolling interests for all periods presented. Results have been reclassified accordingly.*

(b) *Does not total due to rounding.*

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands) *Years ended December 31*	2009	2008[(a)]	2007[(a)]
Cash flows from operating activities:			
Net income	**$ 125,772**	$ 246,839	$ 309,218
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation	**282,976**	307,847	277,397
Amortization	**28,555**	30,102	29,016
Equity in income of unconsolidated entities, net	**(504)**	(901)	(1,049)
Dividends or distributions from unconsolidated entities	**410**	484	181
(Gain) loss on disposal of discontinued business	**21,907**	1,747	(41,414)
Other, net	**(15,762)**	61,244	(10,388)
Changes in assets and liabilities, net of acquisitions and dispositions of businesses:			
Accounts receivable	**111,207**	34,198	(60,721)
Inventories	**35,798**	(24,238)	(106,495)
Accounts payable	**(54,701)**	(22,144)	18,268
Accrued interest payable	**(1,305)**	3,841	(1,291)
Accrued compensation	**(23,402)**	(15,843)	8,516
Income taxes	**(36,692)**	(76,346)	2,971
Advances on contracts	**4,242**	92,580	46,159
Other assets and liabilities	**(44,043)**	(65,134)	1,372
Net cash provided by operating activities	**434,458**	574,276	471,740
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(165,320)**	(457,617)	(443,583)
Purchase of businesses, net of cash acquired*	**(103,241)**	(15,539)	(254,639)
Proceeds from sales of assets	**2,115**	24,516	317,189
Other investing activities	**(2,914)**	5,222	(5,092)
Net cash used by investing activities	**(269,360)**	(443,418)	(386,125)
Cash flows from financing activities:			
Short-term borrowings, net	**(79,670)**	65,239	(137,645)
Current maturities and long-term debt:			
Additions	**482,493**	975,393	1,023,282
Reductions	**(487,171)**	(996,173)	(908,295)
Cash dividends paid on common stock	**(63,813)**	(65,632)	(59,725)
Dividends paid to noncontrolling interests	**(3,487)**	(5,595)	(5,668)
Purchase of noncontrolling interests	**(13,057)**	–	–
Contributions of equity from noncontrolling interest	**5,332**	–	–
Common stock issued-options	**995**	1,831	11,765
Common stock acquired for treasury	–	(128,577)	–
Other financing activities	**(5,705)**	(2,025)	(1,401)
Net cash used by financing activities	**(164,083)**	(155,539)	(77,687)
Effect of exchange rate changes on cash	**1,833**	(5,816)	12,645
Net increase (decrease) in cash and cash equivalents	**2,848**	(30,497)	20,573
Cash and cash equivalents at beginning of period	**91,336**	121,833	101,260
Cash and cash equivalents at end of period	**$ 94,184**	$ 91,336	$ 121,833
***Purchase of businesses, net of cash acquired**			
Working capital, other than cash	**$ (2,399)**	$ (263)	$ (17,574)
Property, plant and equipment	**(68,906)**	(11,961)	(45,398)
Other noncurrent assets and liabilities, net	**(31,936)**	(3,315)	(191,667)
Net cash used to acquire businesses	**$(103,241)**	$ (15,539)	$ (254,639)

(a) *On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting. These changes, among others, require that minority interests be renamed noncontrolling interests for all periods presented. Results have been reclassified accordingly.*

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

(In thousands, except share and per share amounts)	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest[a]	Total
	Issued	Treasury					
Balances, January 1, 2007	$ 85,614	$(603,171)	$166,494	$1,666,262	$(169,334)	$31,130	$1,176,995
Net income				299,492		9,726	309,218
2-for-1 stock split, 42,029,232 shares	52,536		(52,536)				–
Cash dividends declared:							(61,252)
Common @ $0.71 per share				(61,252)			
Noncontrolling interests						(5,668)	(5,668)
Translation adjustments, net of deferred income taxes of $(4,380)					110,451	2,835	113,286
Cash flow hedging instrument adjustments, net of deferred income taxes of $(64)					119		119
Pension liability adjustments, net of deferred income taxes of $(24,520)					56,257		56,257
Marketable securities unrealized gains, net of deferred income taxes of $(3)					6		6
Stock options exercised, 411,864 shares	515		11,224				11,739
Other, 90 shares, and 82,700 restricted stock units (net of forfeitures)		2	26				28
Amortization of unearned compensation on restricted stock units			3,414				3,414
Balances, December 31, 2007	$138,665	$(603,169)	$128,622	$1,904,502	$ (2,501)	$38,023	$1,604,142
Cumulative effect from adoption of pension accounting changes, net of deferred income taxes of $(413)				(1,453)	2,372		919
Beginning Balances, January 1, 2008	$138,665	$(603,169)	$128,622	$1,903,049	$ (129)	$38,023	$1,605,061
Net income				240,945		5,894	246,839
Cash dividends declared:							
Common @ $0.78 per share				(64,824)			(64,824)
Noncontrolling interests						(5,595)	(5,595)
Translation adjustments, net of deferred income taxes of $85,526					(154,572)	(2,026)	(156,598)
Cash flow hedging instrument adjustments, net of deferred income taxes of $(7,655)					20,812		20,812
Pension liability adjustments, net of deferred income taxes of $29,057					(74,340)		(74,340)
Marketable securities unrealized gains, net of deferred income taxes of $38					(70)		(70)
Stock options exercised, 121,176 shares	152		3,336				3,488
Net issuance of stock – vesting of restricted stock units, 56,847 shares	108	(1,457)	(108)				(1,457)
Treasury shares repurchased, 4,463,353 shares		(128,577)					(128,577)
Amortization of unearned compensation on restricted stock units, net of forfeitures			5,233				5,233
Balances, December 31, 2008	$138,925	$(733,203)	$137,083	$2,079,170	$(208,299)	$36,296	$1,449,972
Net income				118,777		6,995	125,772
Cash dividends declared:							
Common @ $0.805 per share				(64,650)			(64,650)
Noncontrolling interests						(3,487)	(3,487)
Translation adjustments, net of deferred income taxes of $(21,866)					96,802	262	97,064
Cash flow hedging instrument adjustments, net of deferred income taxes of $10,849					(30,041)		(30,041)
Purchase of subsidiary shares from noncontrolling interests			(3,905)			(9,141)	(13,046)
Contributions of equity from noncontrolling interest						5,332	5,332
Pension liability adjustments, net of deferred income taxes of $26,012					(60,150)		(60,150)
Marketable securities unrealized loss, net of deferred income taxes of $(2)					4		4
Stock options exercised, 92,250 shares	115	(423)	1,366				1,058
Net issuance of stock – vesting of restricted stock units, 101,918 shares	194	(1,390)	(684)				(1,880)
Amortization of unearned compensation on restricted stock units, net of forfeitures			3,886				3,886
Balances, December 31, 2009	$139,234	$(735,016)	$137,746	$2,133,297	$(201,684)	$36,257	$1,509,834

(a) *On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting. These changes, among others, require that minority interests be renamed noncontrolling interests and that a company present such noncontrolling interests as equity for all periods presented. Amounts have been reclassified accordingly.*

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(In thousands)			
Years ended December 31	**2009**	2008[a]	2007[a]
Net income	**$125,772**	$ 246,839	$309,218
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of deferred income taxes	**97,064**	(156,598)	113,286
Net gains (losses) on cash flow hedging instruments, net of deferred income taxes of $10,490, $(7,681) and $2 in 2009, 2008 and 2007, respectively	**(29,375)**	20,859	(3)
Reclassification adjustment for (gain) loss on cash flow hedging instruments, net of deferred income taxes of $359, $26 and $(66) in 2009, 2008 and 2007, respectively	**(666)**	(47)	122
Pension liability adjustments, net of deferred income taxes of $26,012, $29,057 and $(24,520) in 2009, 2008 and 2007, respectively	**(60,150)**	(74,340)	56,257
Unrealized gain (loss) on marketable securities, net of deferred income taxes of $(2), $38 and $(3) in 2009, 2008 and 2007, respectively	**4**	(70)	6
Total other comprehensive income (loss)	**6,877**	(210,196)	169,668
Total comprehensive income	**132,649**	36,643	478,886
Less: Comprehensive income attributable to noncontrolling interests	**(7,257)**	(3,868)	(12,561)
Comprehensive income attributable to Harsco Corporation	**$125,392**	$ 32,775	$466,325

(a) *On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting. These changes, among others, require that minority interests be renamed noncontrolling interests and that a company present a consolidated net income measure that includes the amount attributable to such noncontrolling interests for all periods presented. Results have been reclassified accordingly.*

See accompanying notes to consolidated financial statements.

1 Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Harsco Corporation and its majority-owned subsidiaries (the "Company"). Additionally, the Company consolidated five entities in 2009 and four entities in 2008 and 2007 in which it has an equity interest of 49% to 50% and exercises management control. These entities had combined revenues of approximately $126.3 million, $172.3 million and $117.0 million, or 4.2%, 4.3% and 3.2% of the Company's total revenues for the years ended 2009, 2008 and 2007, respectively. Investments in unconsolidated entities (all of which are 40-50% owned) are accounted for under the equity method. The Company does not have any off-balance sheet arrangements with unconsolidated special-purpose entities.

Reclassifications and Out-of-Period Adjustments

Certain reclassifications have been made to prior years' amounts to conform with current year classifications. These reclassifications relate principally to segment reporting. The Harsco Rail operating segment, which was previously a component of the All Other Category, is now reported separately. Also, the Gas Technologies Segment is classified as Discontinued Operations as discussed in Note 2, "Acquisitions and Dispositions." Additionally, all historical share and per share data have been adjusted to reflect the two-for-one stock split that was effective at the close of business on March 26, 2007. As a result of these reclassifications, certain prior-period amounts presented for comparative purposes will not individually agree with previously filed Forms 10-K or 10-Q.

During 2009, the Company recorded non-cash out-of-period adjustments that had the net effect of reducing after-tax income by $4 million or $0.05 per diluted share. The adjustments correct errors generated principally by the improper recognition of certain revenues and delaying the recognition of certain expenses ($9 million or $0.11 per diluted share) by one subsidiary, in one country, during the past three years. Based upon the investigation, which is completed, these errors primarily related to the failure to receive advance customer agreement and to invoice on a timely basis for additional work performed for two customers. The Company assessed the individual and aggregate impact of these adjustments on the current year and all prior periods and determined that the cumulative effect of the adjustments was not material to the full-year 2009 results and did not result in a material misstatement to any previously issued annual or quarterly financial statements. Consequently, the Company recorded the $4 million net adjustment in the current year and has not revised any previously issued annual financial statements or interim financial data.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments that are highly liquid in nature and have an original maturity of three months or less.

Inventories

Inventories are stated at the lower of cost or market. Inventories in the United States are principally accounted for using the last-in, first-out ("LIFO") method. Other inventories are accounted for using the first-in, first-out ("FIFO") or average cost methods.

Depreciation

Property, plant and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When property is retired from service, the cost of the retirement is charged to the allowance for depreciation to the extent of the accumulated depreciation and the balance is charged to income. Long-lived assets to be disposed of by sale are not depreciated while they are held for sale.

Leases

The Company leases certain property and equipment under non-cancelable lease agreements. All lease agreements are evaluated and classified as either an operating lease or capital lease. A lease is classified as a capital lease if any of the following criteria are met: transfer of ownership to the Company by the end of the lease term; the lease contains a bargain purchase option; the lease term is equal to or greater than 75% of the asset's economic life; or the present value of future minimum lease payments is equal to or greater than 90% of the asset's fair market value. Operating lease expense is recognized ratably over the entire lease term, including rent abatement periods and rent holidays.

Goodwill and Other Intangible Assets

Goodwill is not amortized but tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Accordingly, the Company performs the goodwill impairment test at the operating segment level. The goodwill impairment tests are performed on an annual basis as of October 1 and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry-specific economic conditions that are outside the control of the Company. Finite-lived intangible assets are amortized over their estimated useful lives. See Note 5, "Goodwill and Other Intangible Assets," for additional information on intangible assets and goodwill impairment testing.

Impairment of Long-Lived Assets (Other than Goodwill)

Long-lived assets are reviewed for impairment when events and circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's policy is to record an impairment loss when it is determined that the carrying amount of the asset exceeds the sum of the expected undiscounted future cash flows resulting from use of the asset, and its eventual disposition. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds its fair value, normally as determined in either open market transactions or through the use of a discounted cash flow model. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Revenue Recognition

Product revenues and service revenues are recognized when they are realized or realizable and when earned. Revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the buyer is fixed or determinable and collectability is reasonably assured. Service revenues include the Harsco Infrastructure and Harsco Metals Segments as well as service revenues of the Harsco Rail Segment and the All Other Category (Harsco Minerals & Harsco Industrial). Product revenues include the Harsco Rail Segment and the manufacturing businesses of the All Other Category (Harsco Minerals & Harsco Industrial).

Harsco Infrastructure Segment – This Segment provides services under both fixed-fee and time-and-materials short-term contracts, rents equipment under month-to-month rental contracts and, to a lesser extent, sells products to customers. Equipment rentals are recognized as earned over the contractual rental period. Services provided on a fixed-fee basis are recognized over the contractual period based upon the completion of specific units of accounting (i.e., erection and dismantling of equipment). Services provided on a time-and-materials basis are recognized when earned as services are performed. Product sales revenue is recognized when title and risk of loss transfer, and when all of the revenue recognition criteria have been met.

Harsco Metals Segment – This Segment provides services predominantly on a long-term, volume-of-production contract basis. Contracts may include both fixed monthly fees as well as variable fees based upon specific services provided to the customer. The fixed-fee portion is recognized periodically as earned (normally monthly) over the contractual period. The variable-fee portion is recognized as services are performed and differs from period-to-period based upon the actual provision of services.

Harsco Rail Segment – This Segment sells railway track maintenance equipment and provides railway track maintenance services. Product sales revenue is recognized generally when title and risk of loss transfer, and when all of the revenue recognition criteria have been met. Title and risk of loss for domestic shipments generally transfers to the customer at the point of shipment. For export sales, title and risk of loss transfer in accordance with the international commercial terms included in the specific customer contract. Revenue may be recognized subsequent to the transfer of title and risk of loss for certain product sales, if the specific sales contract includes a customer acceptance clause that provides for different timing. In those situations revenue is recognized after transfer of title and risk of loss and after customer acceptance. Services are predominantly on a long-term, time-and-materials contract basis. Revenue is recognized when earned as services are performed within the long-term contracts.

All Other Category (Harsco Minerals & Harsco Industrial) – This category includes the Minerals and Recycling Technologies and the Industrial Abrasives and Roofing Granules operating segments, as well as the Harsco Industrial IKG, Harsco Industrial Patterson-Kelley and Harsco Industrial Air-X-Changers operating segments. These operating segments principally sell products. Product sales revenue are recognized generally when title and risk of loss transfer, and when all of the revenue recognition criteria have been met. Title and risk of loss for domestic shipments generally transfers to the customer at the point of shipment. For export sales, title and risk of loss transfer in accordance with the international commercial terms included in the specific customer contract. The Minerals and Recycling Technologies operating segment sells products and provides services. These services are predominantly on a long-term, volume-of-production contract basis. Contracts may include both fixed monthly fees as well as variable fees based upon specific services provided to the customer. The fixed-fee portion is recognized periodically as earned (normally monthly) over the contractual period. The variable-fee portion is recognized as services are performed and differs from period-to-period based upon the actual provision of services.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent the Company believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made that would reduce the provision for income taxes.

The tax benefit from an uncertain position is recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. Each subsequent period the Company determines if existing or new uncertain positions meet a more-likely-than-not recognition threshold and adjust accordingly.

The Company recognizes interest and penalties related to unrecognized tax benefits within Income tax expense in the accompanying Consolidated Statements of Income. Accrued interest and penalties are included in Other liabilities in the Consolidated Balance Sheets.

In general, it is the practice and intention of the Company to reinvest the undistributed earnings of its non-U.S. subsidiaries. Should the Company repatriate future earnings, such amounts become subject to U.S. taxation giving recognition to current tax expense and foreign tax credits upon remittance of dividends and under certain other circumstances.

Accrued Insurance and Loss Reserves

The Company retains a significant portion of the risk for U.S. workers' compensation, U.K. employers' liability, automobile, general and product liability losses. During 2009, 2008 and 2007 the Company recorded insurance expense from continuing operations related to these lines of coverage of approximately $40 million, $43 million and $37 million, respectively. Reserves have been recorded that reflect the undiscounted estimated liabilities including claims incurred but not reported. When a recognized liability is covered by third-party insurance, the Company records an insurance claim receivable to reflect the covered liability. Changes in the estimates of the reserves are included in net income in the period determined. During 2009, 2008 and 2007, the Company recorded retrospective insurance reserve adjustments that decreased pre-tax insurance expense from continuing operations for self-insured programs by $3.7 million, $1.8 million and $1.2 million, respectively. At December 31, 2009 and 2008, the Company has recorded liabilities of $87.2 million and $97.2 million, respectively, related to both asserted as well as unasserted insurance claims. Included in the balance at December 31, 2009 and 2008 were $6.9 million and $17.8 million, respectively, of recognized liabilities covered by insurance carriers. Amounts estimated to be paid within one year have been classified as current Insurance liabilities, with the remainder included in non-current Insurance liabilities in the Consolidated Balance Sheets.

Warranties

The Company has recorded product warranty reserves of $4.1 million, $2.9 million and $2.9 million as of December 31, 2009, 2008 and 2007, respectively. The Company provides for warranties of certain products as they are sold. The following table summarizes the warranty activity for the years ended December 31, 2009, 2008 and 2007:

Warranty Activity *(In thousands)*	**2009**	2008	2007
Balance at the beginning of the period	**$ 2,863**	$ 2,907	$ 4,805
Accruals for warranties issued during the period	**4,623**	3,683	3,112
Reductions related to pre-existing warranties	**(1,388)**	(1,524)	(1,112)
Divestiture	**–**	–	(980)
Warranties paid	**(2,059)**	(2,157)	(2,810)
Other (principally foreign currency translation)	**39**	(46)	(108)
Balance at end of the period	**$ 4,078**	$ 2,863	$ 2,907

Foreign Currency Translation

The financial statements of the Company's subsidiaries outside the United States, except for those subsidiaries located in highly inflationary economies and those entities for which the U.S. dollar is the currency of the primary economic environment in which the entity operates, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates as of the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment account, a separate component of Other comprehensive income (loss). Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in net income. For subsidiaries operating in highly inflationary economies, and those entities for which the U.S. dollar is the currency of the primary economic environment in which the entity operates, gains and losses on foreign currency transactions and balance sheet translation adjustments are included in net income.

Financial Instruments and Hedging

The Company has operations throughout the world that are exposed to fluctuations in related foreign currencies in the normal course of business. The Company seeks to reduce exposure to foreign currency fluctuations through the use of forward exchange contracts. The Company does not hold or issue financial instruments for trading purposes, and it is the Company's policy to prohibit the use of derivatives for speculative purposes. The Company has a Foreign Currency Risk Management Committee that meets periodically to monitor foreign currency risks.

The Company executes foreign currency forward exchange contracts to hedge transactions for firm purchase commitments, to hedge variable cash flows of forecasted transactions and for export sales denominated in foreign currencies. These contracts are generally for 90 days or less; however, where appropriate, longer-term contracts may be utilized. For those contracts that are designated as qualified cash flow hedges, gains or losses are recorded in Other comprehensive income (loss).

Amounts recorded in Other comprehensive income (loss) are reclassified into income in the same period or periods during which the hedged forecasted transaction affects income. The cash flows from these contracts are classified consistent with the cash flows from the transaction being hedged (i.e., the cash flows related to contracts to hedge the purchase of fixed assets are included in cash flows from investing activities, etc.). The Company also enters into certain forward exchange contracts that are not designated as hedges. Gains and losses on these contracts are recognized in income based on fair market value. For fair value hedges of a firm commitment, the gain or loss on the derivative and the offsetting gain or loss on the hedged firm commitment are recognized currently in income.

Earnings Per Share

Basic earnings per share are calculated using the weighted-average shares of common stock outstanding, while diluted earnings per share reflect the dilutive effects of restricted stock units and the potential dilution that could occur if stock options were exercised. See Note 11, "Capital Stock," for additional information on earnings per share.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Recently Adopted and Recently Issued Accounting Standards

The following accounting standards were adopted in 2009:

On September 30, 2009, the Company adopted changes issued by the FASB to the authoritative hierarchy of GAAP. These changes established the FASB Accounting Standards Codification™ ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. The adoption of these changes had no impact on the Company's consolidated financial statements, other than the manner in which new accounting standards are referenced.

On June 30, 2009, the Company adopted changes issued by the FASB related to the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, these changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of these changes had no impact on the Company's consolidated financial statements as the Company's existing method of accounting for and disclosing subsequent events did not significantly change.

On June 30, 2009, the Company adopted changes issued by the FASB that require a publicly traded company to disclose the fair value of its financial instruments whenever summarized financial information for interim reporting periods is issued. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value. The adoption of these changes had no impact on the Company's consolidated financial statements other than the required disclosures included in the Company's interim financial statements.

On January 1, 2009, the Company adopted changes issued by the FASB related to disclosures about an entity's derivative and hedging activities, including:

- how and why an entity uses derivative instruments,
- how derivative instruments and related hedged items are accounted for, and
- how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.

Other than the required disclosures included in Note 13, "Financial Instruments," the adoption of these changes had no material impact on the Company's consolidated financial statements.

On January 1, 2009, the Company adopted changes issued by the FASB related to the consolidation accounting and reporting for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. These changes define a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. These changes require, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent's equity; consolidated net income to be reported at amounts inclusive of both the parent's and noncontrolling interest's shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of these changes have been applied retrospectively. Other than the change in presentation of noncontrolling interests, the adoption of these changes had no material impact on the Company's consolidated financial statements.

On January 1, 2009, the Company adopted changes issued by the FASB related to the fair value accounting and reporting of nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. These changes define fair value, establish a framework for measuring fair value in GAAP and expand disclosures about fair value measurements. This standard applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. The adoption of these changes as they relate to nonfinancial assets and nonfinancial liabilities had no impact on the Company's consolidated financial statements. These provisions will be applied at such time when a nonrecurring fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that could be materially different than would have been calculated prior to the adoption of these changes.

Effective January 1, 2009, the Company adopted changes issued by the FASB on April 1, 2009 related to the accounting for business combinations. These changes apply to all assets acquired and liabilities assumed in a business combination that arise from certain contingencies and requires (i) an acquirer to recognize at fair value, at the acquisition date, an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period; otherwise the asset or liability should be recognized at the acquisition date if certain defined criteria are met; (ii) contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination be recognized initially at fair value; (iii) subsequent measurements of assets and liabilities arising from contingencies be based on a systematic and rational method depending on their nature and contingent consideration arrangements be measured subsequently; and (iv) disclosures of the amounts and measurement basis of such assets and liabilities and the nature of the contingencies. These changes are effective for the Company for all business combinations after December 31, 2008. The effect of its adoption had no material impact for business combinations occurring in 2009.

In December 2008, the FASB issued changes related to employers' disclosures about postretirement benefit plan assets. These changes require disclosure of how investment allocation decisions are made; major categories of plan assets; inputs and valuation techniques used to measure fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. These changes became effective for the Company's year-end December 31, 2009 consolidated financial statements. As these changes only required enhanced disclosures, the adoption of these changes only impacted the notes to the Company's consolidated financial statements.

The following accounting standards were issued in 2009 and become effective for the Company at various future dates:

In October 2009, the FASB issued changes related to the accounting for revenue recognition when multiple-deliverable revenue arrangements are present. The changes eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. This method allows a vendor to use its best estimate of selling price if neither vendor-specific objective evidence nor third-party evidence of selling price exists when evaluating multiple deliverable arrangements. These changes must be adopted no later than January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after the date of adoption or retrospectively for all revenue arrangements for all periods presented. The Company is currently evaluating the requirements of these changes and has not yet determined the impact on the consolidated financial statements.

In June 2009, the FASB issued changes related to the accounting for variable interest entities. These changes require an enterprise:

- to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity;
- to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity;
- to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity;
- to add an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance; and
- to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity.

These changes became effective for the Company on January 1, 2010. The adoption of these changes had no impact on the Company's consolidated financial statements other than the required disclosures that will be included in the Company's future financial statements.

2 Acquisitions and Dispositions

Acquisitions

In November 2009, the Company acquired ESCO Interamerica, Ltd. ("ESCO"), a Costa Rica-based provider of engineering and equipment services to the infrastructure sector in seven countries within Central and South America and the Caribbean. ESCO generated revenues of approximately $50 million in 2008 and has been included in the Harsco Infrastructure Segment.

In October 2009, the Company acquired Nicol UK Ltd. ("Nicol"), a United Kingdom-based multi-disciplined provider of industrial maintenance services, multi-craft site services and scaffolding to major petrochemical, energy and industrial clients. This business generated revenues of approximately $25 million in 2008 and has been included in the Harsco Infrastructure Segment.

In September 2009, the Company formed a partnership in Saudi Arabia that will provide highly-engineered scaffolding and formwork systems and expert installation services to the infrastructure and construction markets. The Company contributed $5.3 million to form this partnership, which has been included in the Harsco Infrastructure Segment. In September 2009, the partnership acquired the net assets of Saudi Express Transport LLC, which generated revenues of approximately $22 million in 2008.

In August 2009, the Company acquired the noncontrolling interests of four of its Eastern Europe region consolidated subsidiaries in the Harsco Infrastructure Segment for $0.6 million. The acquisition of these partnership interests was accounted for as an equity transaction since the Company retained its controlling interest in the subsidiaries.

In April 2009, the Company acquired the noncontrolling interests of three of its Asia-Pacific region consolidated subsidiaries in the Harsco Metals Segment for $12.9 million. The acquisition of these partnership interests was accounted for as an equity transaction since the Company retained its controlling interest in the subsidiaries.

In April 2008, the Company acquired Sovereign Access Services Limited ("Sovereign"), a United Kingdom-based provider of mastclimber work platform rental equipment. Sovereign recorded revenues of approximately $7 million in 2007 and has been included in the Harsco Infrastructure Segment.

In March 2008, the Company acquired Romania-based Baviera S.R.L. ("Baviera"), a distributor of formwork and scaffolding products in Romania. Baviera recorded revenues of approximately $3 million in 2007 and has been included in the Harsco Infrastructure Segment.

In February 2008, the Company acquired Northern Ireland-based Buckley Scaffolding ("Buckley"), a provider of scaffolding and erection and dismantling services to customers in the construction, industrial and events businesses. Buckley recorded revenues of approximately $3 million in 2007 and has been included in the Harsco Infrastructure Segment.

Inclusion of the pro-forma financial information for the above transactions is not necessary due to the immaterial size of the acquisitions, individually and in the aggregate.

In January 2010, the Company acquired Bell Scaffolding Group ("Bell"), an Australia-based infrastructure solutions provider serving the industrial, infrastructure and commercial construction sectors. Bell's capabilities range from technical design and support through supply and erect contracts. Bell generated revenues of approximately $40 million in 2008 and will be included in the Harsco Infrastructure Segment.

Net Income Attributable to the Company and Transfers to Noncontrolling Interest

The purpose of the following schedule is to disclose the effects of changes in the Company's ownership interest in its subsidiaries on the Company's equity.

	For the Years Ended December 31,		
(In thousands)	**2009**	2008	2007
Net income attributable to the Company	**$118,777**	$240,945	$299,492
Decrease in the Company's paid-in capital for purchase of partnership interests	**(3,905)**	–	–
Change from net income attributable to the Company and transfers to noncontrolling interest	**$114,872**	$240,945	$299,492

Dispositions

Consistent with the Company's strategic focus to grow and allocate financial resources to its industrial services businesses, on December 7, 2007, the Company sold its Gas Technologies Segment to Taylor Wharton International. The terms of the sale include a total purchase price of $340 million, including $300 million paid in cash at closing and $40 million payable in the form of an earnout contingent on the Gas Technologies group achieving certain performance targets in 2008 or 2009. The thresholds for achieving the earnout for both 2008 and 2009 were not met. The Company recorded a $26.4 million after-tax gain on the sale in the fourth quarter of 2007. In 2008, the Company recorded a loss from discontinued operations of $4.7 million, comprised of $1.7 million of working capital adjustments and other costs associated with this disposition, coupled with the tax effect from the final purchase price allocation. The Company recorded $15.1 million in after-tax charges in Discontinued Operations in 2009 related to the settlement of working capital adjustment claims and other costs associated with arbitration proceedings as described in Note 10, "Commitments and Contingencies." This business recorded revenues and operating income of $384.9 million and $26.9 million, respectively, for the year ended December 31, 2007. The Consolidated Statements of Income for the years ended 2009, 2008 and 2007 reflect the Gas Technologies Segment's results in discontinued operations.

3 Accounts Receivable and Inventories

At December 31, 2009 and 2008, Trade accounts receivable of $598.3 million and $648.9 million, respectively, were net of allowances for doubtful accounts of $24.5 million and $27.9 million, respectively. The decrease in accounts receivable from December 31, 2008 related principally to lower sales levels in the fourth quarter of 2009. The provision for doubtful accounts was $9.3 million, $12.5 million and $7.8 million for 2009, 2008 and 2007, respectively. Other receivables of $30.9 million and $46.0 million at December 31, 2009 and 2008, respectively, include insurance claim receivables, employee receivables, tax claim receivables and other miscellaneous receivables not included in Trade accounts receivable, net.

Inventories consist of the following:

Inventories		
(In thousands)	**2009**	2008
Finished goods	**$146,104**	$156,490
Work-in-process	**19,381**	21,918
Raw materials and purchased parts	**84,542**	83,372
Stores and supplies	**41,147**	47,750
Total inventories	**$291,174**	$309,530
Valued at lower of cost or market:		
Last-in, first-out ("LIFO") basis	**$111,641**	$105,959
First-in, first-out ("FIFO") basis	**13,877**	15,140
Average cost basis	**165,656**	188,431
Total inventories	**$291,174**	$309,530

Inventories valued on the LIFO basis at December 31, 2009 and 2008 were approximately $24.2 million and $32.8 million, respectively, less than the amounts of such inventories valued at current costs.

As a result of reducing certain inventory quantities valued on the LIFO basis, net income increased from that which would have been recorded under the FIFO basis of valuation by $1.7 million in 2009, $0.3 million in 2008 and less than $0.1 million in 2007.

4 Property, Plant and Equipment

Property, plant and equipment consists of the following:

(In thousands)	2009	2008
Land and improvements	**$ 46,198**	$ 41,913
Buildings and improvements	**207,280**	167,606
Machinery and equipment	**3,146,358**	2,905,398
Uncompleted construction	**50,252**	75,210
Gross property, plant and equipment	**3,450,088**	3,190,127
Less accumulated depreciation	**(1,939,287)**	(1,707,294)
Net property, plant and equipment	**$ 1,510,801**	$ 1,482,833

The estimated useful lives of different types of assets are generally:

Land improvements	5 to 20 years
Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 20 years
Leasehold improvements	Estimated useful life of the improvement or, if shorter, the life of the lease

5 Goodwill and Other Intangible Assets

Goodwill is tested for impairment at the reporting unit level on an annual basis, and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. Reporting units are either the Company's operating segments, or business units within these segments, which are referred to herein as components. For 2009, the goodwill impairment testing was conducted at the operating segment level for the Harsco Infrastructure, Harsco Metals and Harsco Rail Segments and the All Other Category. For 2008, the goodwill impairment testing was conducted at the operating segment level for the Harsco Metals and Harsco Rail Segments and the All Other Category; and at the component level for the Harsco Infrastructure Segment. Goodwill testing for the Harsco Infrastructure Segment was changed to the operating segment level in 2009 due to the integration of the historic business units (components) within this Segment as part of generating further operational efficiencies, global branding and facilitating global growth.

Impairment testing is a two-step process. Step one is a comparison of each reporting unit's fair value to its book value. If the fair value of the reporting unit exceeds the book value, step two of the test is not required. Step two requires the allocation of fair values to assets and liabilities as if the reporting unit had just been purchased, resulting in the implied fair value of goodwill. If the carrying value of the goodwill exceeds the implied fair value of goodwill, a write down to the implied fair value of goodwill would be required.

The Company uses a discounted cash flow model to estimate the fair value of a reporting unit in performing step one of the testing. This model requires the use of long-term planning estimates and assumptions regarding industry-specific economic conditions that are outside the control of the Company. Assessments of future cash flows would consider, but not be limited to, the following: global industrial plant maintenance requirements; global infrastructure construction; global metals production and capacity utilization; global railway track maintenance-of-way capital spending; and other drivers of the Company's businesses. Changes in the overall interest rate environment may also impact the fair market value of the Company's reporting units as this would directly influence the rate utilized for discounting operating cash flows, and ultimately determining a reporting unit's fair value. The Company's overall market capitalization is also a factor in evaluating the fair market values of the Company's reporting units. Significant declines in the overall market capitalization of the Company could lead to the determination that the book value of one or more of the Company's reporting units exceeds their fair value. The Company performed required annual testing for goodwill impairment as of October 1, 2009 and 2008 and all reporting units of the Company passed the step one testing thereby indicating that no goodwill impairment exists. Additionally, the Company determined that as of December 31, 2009 no interim impairment testing was necessary. However, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The following table reflects the changes in carrying amounts of goodwill by segment for the years ended December 31, 2008 and 2009:

Goodwill by Segment

(In thousands)	Harsco Infrastructure Segment	Harsco Metals Segment	Harsco Rail Segment	All Other Category[a] – Harsco Minerals & Harsco Industrial	Consolidated Totals
Balance as of December 31, 2007	$254,856	$348,311	$8,118	$108,784	$720,069
Goodwill acquired during year [b]	12,045	–	–	–	12,045
Changes to Goodwill [c]	1,262	(4,892)	254	12	(3,364)
Foreign currency translation	(47,616)	(43,806)	–	(5,838)	(97,260)
Balance as of December 31, 2008	$220,547	$299,613	$8,372	$102,958	$631,490
Goodwill acquired during year [d]	29,601	–	–	–	29,601
Changes to Goodwill [e]	(68)	480	607	1,137	2,156
Foreign currency translation	16,039	15,652	–	4,103	35,794
Balance as of December 31, 2009	$266,119	$315,745	$8,979	$108,198	$699,041

(a) *All Other Category has been adjusted for comparative purposes to exclude the Harsco Rail Segment, which has been reclassified as a reportable Segment based on 2009 results.*
(b) *Relates to acquisitions of Baviera S.R.L., Buckley Scaffolding and Sovereign Access Services Limited.*
(c) *Relates principally to opening balance sheet adjustments.*
(d) *Relates principally to the ESCO acquisition.*
(e) *Relates principally to payment of contingent consideration on acquisitions made prior to 2009.*

Goodwill is net of accumulated amortization of $98.7 million and $95.9 million at December 31, 2009 and 2008, respectively. The increase in accumulated amortization from December 31, 2008 is due to foreign currency translation.

Intangible assets totaled $150.9 million, net of accumulated amortization of $95.8 million at December 31, 2009 and $141.5 million, net of accumulated amortization of $65.4 million at December 31, 2008. The following table reflects these intangible assets by major category:

Intangible Assets

	December 31, 2009		December 31, 2008	
(In thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Customer relationships	**$165,092**	**$61,547**	$138,752	$40,821
Non-compete agreements	**1,440**	**1,346**	1,414	1,196
Patents	**7,043**	**4,597**	6,316	4,116
Other	**73,143**	**28,336**	60,495	19,309
Total	**$246,718**	**$95,826**	$206,977	$65,442

The increase in intangible assets for 2009 was due principally to intangible assets acquired in the acquisitions discussed in Note 2, "Acquisitions and Dispositions." As part of these transactions, the Company acquired the following intangible assets (by major class) that are subject to amortization:

Acquired Intangible Assets

(In thousands)	Gross Carrying Amount	Residual Value	Weighted-average amortization period
Customer relationships	$19,823	None	9 years
Patents	574	None	15 years
Other	7,677	None	5 years
Total	$28,074		

There were no research and development assets acquired and written off in 2009, 2008 or 2007.

Amortization expense for intangible assets was $26.4 million, $28.1 million and $27.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. The following table shows the estimated amortization expense for the next five fiscal years based on current intangible assets.

(In thousands)	2010	2011	2012	2013	2014
Estimated amortization expense [a]	$31,865	$29,953	$16,353	$14,496	$12,761

(a) *These estimated amortization expense amounts do not reflect the potential effect of future foreign currency exchange rate fluctuations.*

6 Debt and Credit Agreements

The Company has various credit facilities and commercial paper programs available for use throughout the world. The following table illustrates the amounts outstanding on credit facilities and commercial paper programs, and available credit at December 31, 2009. These credit facilities and programs are described in more detail below the table.

	Credit Facilities as of December 31, 2009		
(In thousands)	**Facility Limit**	**Outstanding Balance**	**Available Credit**
U.S. commercial paper program	**$ 550,000**	**$20,949**	**$ 529,051**
Euro commercial paper program	**286,320**	**28,999**	**257,321**
Multi-year revolving credit facility[a]	**570,000**	**–**	**570,000**
Bilateral credit facility[b]	**30,000**	**–**	**30,000**
Totals at December 31, 2009	**$1,436,320**	**$49,948**	**$1,386,372**[c]

(a) *U.S.-based program.*
(b) *International-based program.*
(c) *Although the Company has significant available credit, in practice, the Company limits aggregate commercial paper and credit facility borrowings at any one-time to a maximum of $600.0 million (the aggregate amount of the back-up facilities).*

The Company has a U.S. commercial paper borrowing program under which it can issue up to $550 million of short-term notes in the U.S. commercial paper market. In addition, the Company has a 200 million euro commercial paper program, equivalent to approximately $286.3 million at December 31, 2009, which is used to fund the Company's international operations. At December 31, 2009 and 2008, the Company had $20.9 million and $35.9 million of U.S. commercial paper outstanding, respectively; and $29.0 million and $9.0 million outstanding, respectively, under its European-based commercial paper program. At December 31, 2008, the Company also had $50.0 million outstanding under its previous 364-day revolving credit line, which was repaid in 2009 and subsequently replaced by the $570 million multi-year credit facility. These borrowings are classified as long-term debt when the Company has the ability and intent to refinance them on a long-term basis through existing long-term credit facilities. At December 31, 2009 and 2008, the Company classified $49.9 million and $94.9 million, respectively, of commercial paper and advances as short-term debt. There were no remaining commercial paper or advances to be reclassified as long-term debt at December 31, 2009 or 2008.

During the fourth quarter of 2009, the Company entered into a multi-year revolving credit facility in the amount of $570 million, through a syndicate of 21 banks, which matures in December 2012. This new facility replaces the $220 million 364-day revolving credit facility, which expired in November 2009, and the $450 million credit facility the Company terminated in the fourth quarter of 2009. This facility serves as back-up to the Company's commercial paper programs. Interest rates on the facility are based upon either the announced Citibank Prime Rate, the Federal Funds Effective Rate plus a margin or LIBOR plus a margin. The Company pays a facility fee (0.275% per annum as of December 31, 2009) that varies based upon its credit ratings. At December 31, 2009, there were no borrowings outstanding on this credit facility.

The Company's bilateral credit facility was amended in December 2009 to extend the maturity date to December 2010. The facility serves as back-up to the Company's commercial paper programs and also provides available financing for the Company's European operations. Borrowings under this facility are available in most major currencies with active markets at interest rates based upon LIBOR plus a margin. Borrowings outstanding at expiration may be repaid over the succeeding 12 months. As of December 31, 2009 and 2008, there were no borrowings outstanding on this facility.

Short-term borrowings amounted to $57.4 million and $117.9 million at December 31, 2009 and 2008, respectively. This included commercial paper and advances of $49.9 million and $94.9 million at December 31, 2009 and 2008, respectively. Other than the commercial paper borrowings and advances, short-term debt was principally bank overdrafts. The weighted-average interest rate for short-term borrowings at December 31, 2009 and 2008 was 0.9% and 3.8%, respectively.

Long-Term Debt

(In thousands)	**2009**	2008
5.75% notes due May 1, 2018	**$447,029**	$446,762
7.25% British pound sterling-denominated notes due October 27, 2010	**322,700**	290,777
5.125% notes due September 15, 2013	**149,392**	149,247
Other financing payable in varying amounts due through 2016 with a weighted average interest rate of 8.0% and 7.5% as of December 31, 2009 and 2008, respectively	**8,426**	8,243
	927,547	895,029
Less: current maturities	**(25,813)**	(3,212)
Total Long-term Debt	**$901,734**	$891,817

At December 31, 2009, most of the Company's 7.25% British pound sterling-denominated notes that are due in October 2010 are classified as long-term debt based on the Company's ability and intent to refinance this debt using either the public debt markets or its existing multi-year revolving credit facility, which matures in 2012. Current maturities of long-term debt include a portion of the 7.25% British pound sterling-denominated notes that the Company believes exceeds the amount it will refinance and a portion of other financing payables.

The maturities of long-term debt for the four years following December 31, 2010 are as follows:

(In thousands)	
2011	$ 3,739
2012	301,247
2013	149,536
2014	57

Cash payments for interest on all debt from continuing operations were $61.5 million, $71.6 million and $80.3 million in 2009, 2008 and 2007, respectively.

The Company's credit facilities and certain notes payable agreements contain a covenant stipulating a maximum debt to capital ratio of 60%. Certain notes payable agreements also contain a covenant requiring a minimum net worth of $475 million. In addition, one credit facility limits the proportion of subsidiary consolidated indebtedness to a maximum of 10% of consolidated tangible assets. The Company's 7.25% British pound sterling-denominated notes and its 5.75% notes also include covenants that permit the note holders to redeem their notes, at par and 101% of par, respectively, in the event of a change of control of the Company or disposition of a significant portion of the Company's assets in combination with the Company's credit rating being downgraded to non-investment grade. At December 31, 2009, the Company was in compliance with these covenants.

7 Leases

The Company leases certain property and equipment under noncancelable operating leases. Rental expense (for continuing operations) under such operating leases was $64.3 million, $65.0 million and $70.4 million in 2009, 2008 and 2007, respectively.

Future minimum payments under operating leases with noncancelable terms are as follows:

(In thousands)	
2010	$45,500
2011	31,540
2012	23,230
2013	18,749
2014	15,737
After 2014	27,521

Total minimum rentals to be received in the future under noncancelable subleases as of December 31, 2009 are $8.0 million.

8 Employee Benefit Plans

Pension Benefits

The Company has pension and profit sharing retirement plans covering a substantial number of its employees. The defined benefits for salaried employees generally are based on years of service and the employee's level of compensation during specified periods of employment. Defined benefit plans covering hourly employees generally provide benefits of stated amounts for each year of service. The multi-employer plans in which the Company participates provide benefits to certain unionized employees. The Company's funding policy for qualified plans is consistent with statutory regulations and customarily equals the amount deducted for income tax purposes. The Company also makes periodic voluntary contributions as recommended by its pension committee. The Company's policy is to amortize prior service costs of defined benefit pension plans over the average future service period of active plan participants.

For most U.S. defined benefit pension plans and a majority of international defined benefit pension plans, accrued service is no longer granted. In place of these plans, the Company has established defined contribution pension plans providing for the Company to contribute a specified matching amount for participating employees' contributions to the plan. Domestically, this match is made on employee contributions up to 4% of their eligible compensation. Additionally, the Company may provide a discretionary contribution of up to 2% of compensation for eligible employees. Internationally, this match is up to 6% of eligible compensation with an additional 2% going towards insurance and administrative costs. The Company believes the defined contribution plans provide a more predictable and less volatile net periodic pension cost than exists under defined benefit plans.

	U.S. Plans			International Plans		
(In thousands)	**2009**	2008	2007	**2009**	2008	2007
Net Periodic Pension Cost (Income)						
Defined benefit plans:						
Service cost	**$ 1,790**	$ 1,740	$ 3,033	**$ 3,977**	$ 8,729	$ 9,031
Interest cost	**14,104**	15,197	15,511	**42,854**	50,146	50,118
Expected return on plan assets	**(14,598)**	(23,812)	(22,943)	**(41,453)**	(58,166)	(61,574)
Recognized prior service costs	**351**	333	686	**353**	897	938
Recognized losses	**3,466**	1,167	1,314	**9,353**	10,317	15,254
Amortization of transition liability	**–**	–	–	**33**	29	36
Settlement/Curtailment loss (gain)	**4**	(620)	2,091	**(341)**	1,536	–
Defined benefit plans pension cost (income)	**5,117**	(5,995)	(308)	**14,776**	13,488	13,803
Less Discontinued Operations included in above	**–**	(694)	2,748	**–**	–	477
Defined benefit plans pension cost (income) – continuing operations	**5,117**	(5,301)	(3,056)	**14,776**	13,488	13,326
Multi-employer plans [(a)]	**12,533**	15,231	13,552	**9,201**	10,143	10,361
Defined contribution plans [(a)]	**7,104**	7,806	9,628	**8,235**	8,131	7,741
Net periodic pension cost – continuing operations	**$ 24,754**	$ 17,736	$ 20,124	**$ 32,212**	$ 31,762	$ 31,428

(a) *Excludes discontinued operations.*

In 2008, the Company recognized a settlement gain of $0.9 million related to the Gas Technologies Segment that was sold in December 2007. The settlement gain was recognized upon final transfer of pension assets and liabilities to an authorized trust established by the purchaser of the Segment and is included above in U.S. Plans discontinued operations. Also in 2008, the Company implemented plan design changes for certain domestic and international defined benefit pension plans so that accrued service is no longer granted for periods after December 31, 2008. These actions resulted in a net curtailment loss of $1.5 million. See Note 17, "2008 Restructuring Program" for additional information.

In 2007, the Company recognized a $2.1 million curtailment loss in connection with the remeasurement of plan obligations related to the divestiture of the Gas Technologies Segment.

The change in the financial status of the pension plans and amounts recognized in the Consolidated Balance Sheets at December 31, 2009 and 2008 are as follows:

Defined Benefit Pension Benefits

	U. S. Plans		International Plans	
(In thousands)	**2009**	2008	**2009**	2008
Change in benefit obligation:				
Benefit obligation at beginning of year	**$238,347**	$268,710	**$ 698,836**	$ 987,894
Service cost	**1,790**	1,740	**3,977**	8,729
Interest cost	**14,104**	15,197	**42,854**	50,146
Plan participants' contributions	**–**	–	**1,131**	2,311
Amendments	**–**	890	**–**	(111)
Adoption of measurement date change	**–**	598	**–**	5,154
Actuarial loss (gain)	**8,638**	(10,145)	**102,390**	(58,507)
Settlements/curtailments	**–**	–	**(1,564)**	(10,388)
Benefits paid	**(15,616)**	(15,721)	**(35,771)**	(35,695)
Divestiture of Gas Technologies Segment	**–**	(22,922)	**–**	(678)
Effect of foreign currency	**–**	–	**76,029**	(250,019)
Benefit obligation at end of year	**$247,263**	$238,347	**$ 887,882**	$ 698,836
Change in plan assets:				
Fair value of plan assets at beginning of year	**$189,686**	$311,193	**$ 558,757**	$ 905,849
Actual return on plan assets	**39,730**	(83,794)	**67,925**	(99,645)
Employer contributions	**3,119**	1,600	**25,601**	28,865
Plan participants' contributions	**–**	–	**1,131**	2,310
Settlements/curtailments	**–**	–	**(1,110)**	(237)
Benefits paid	**(15,616)**	(15,721)	**(33,238)**	(34,182)
Adoption of measurement date change	**–**	(2,495)	**–**	(5,946)
Divestiture of Gas Technologies Segment	**–**	(21,097)	**–**	–
Effect of foreign currency	**–**	–	**59,952**	(238,257)
Fair value of plan assets at end of year	**$216,919**	$189,686	**$ 679,018**	$ 558,757
Funded status at end of year	**$ (30,344)**	$ (48,661)	**$(208,864)**	$(140,079)

In 2008, the actual return on the Company's U.S. and international plans' assets reflects the decline in pension asset values during the second half of 2008. This decline was due to the financial crisis and the deterioration of global economic conditions.

Defined Benefit Pension Benefits

	U. S. Plans		International Plans	
(In thousands)	**2009**	2008	**2009**	2008
Amounts recognized in the Consolidated Balance Sheets consist of the following:				
Noncurrent assets	**$ 1,676**	$ 232	**$ 7,929**	$ 5,072
Current liabilities	**(2,175)**	(2,111)	**(1,129)**	(1,897)
Noncurrent liabilities	**(29,845)**	(46,782)	**(215,664)**	(143,254)
Accumulated other comprehensive loss before tax	**89,209**	109,523	**357,388**	260,765

Amounts recognized in Accumulated other comprehensive loss consist of the following:

	U. S. Plans		International Plans	
(In thousands)	**2009**	2008	**2009**	2008
Net actuarial loss	**$87,712**	$107,672	**$354,201**	$257,393
Prior service cost	**1,497**	1,851	**2,972**	3,184
Transition obligation	**–**	–	**215**	188
Total	**$89,209**	$109,523	**$357,388**	$260,765

The estimated amounts that will be amortized from accumulated other comprehensive loss into defined benefit net periodic pension cost in 2010 are as follows:

(In thousands)	U. S. Plans	International Plans
Net actuarial loss	$2,611	$12,644
Prior service cost	339	384
Transition obligation	–	56
Total	$2,950	$13,084

The Company's estimate of expected contributions to be paid in year 2010 for the U.S. defined benefit plans is $2.2 million and for the international defined benefit plans is $27.8 million.

Contributions to multi-employer pension plans were $22.5 million, $26.1 million and $24.2 million in years 2009, 2008 and 2007, respectively.

Future Benefit Payments

The expected benefit payments for defined benefit plans over the next 10 years are as follows:

(In millions)	U.S.Plans	International Plans
2010	$15.2	$ 34.2
2011	16.7	35.8
2012	15.9	37.3
2013	17.4	38.9
2014	18.0	40.6
2015 – 2019	87.8	231.4

Net Periodic Pension Cost Assumptions

The weighted-average actuarial assumptions used to determine the net periodic pension cost for the years ended December 31 were as follows:

Global Weighted Average			
December 31	**2009**	2008	2007
Discount rates	**6.1%**	5.9%	5.3%
Expected long-term rates of return on plan assets	**7.4%**	7.6%	7.6%
Rates of compensation increase	**3.4%**	3.6%	3.3%

	U.S. Plans			International Plans		
December 31	**2009**	2008	2007	**2009**	2008	2007
Discount rates	**6.1%**	6.2%	5.9%	**6.0%**	5.8%	5.1%
Expected long-term rates of return on plan assets	**8.0%**	8.3%	8.3%	**7.1%**	7.3%	7.3%
Rates of compensation increase	**4.0%**	4.8%	4.5%	**3.4%**	3.5%	3.2%

The expected long-term rates of return on plan assets for the 2010 net periodic pension cost are 8.0% for the U.S. plans and 7.1% for the international plans.

Defined Benefit Pension Obligation Assumptions

The weighted-average actuarial assumptions used to determine the defined benefit pension plan obligations at December 31 were as follows:

Global Weighted Average		
December 31	**2009**	2008
Discount rates	**5.8%**	6.1%
Rates of compensation increase	**3.6%**	3.4%

	U.S. Plans		International Plans	
December 31	**2009**	2008	**2009**	2008
Discount rates	**5.9%**	6.1%	**5.7%**	6.0%
Rates of compensation increase	**3.0%**	4.0%	**3.6%**	3.4%

The U.S. discount rate was determined using a yield curve that was produced from a universe containing approximately 500 U.S. dollar-denominated, AA-graded corporate bonds, all of which were noncallable (or callable with make-whole provisions), and excluding the 10% of the bonds with the highest yields and the 10% with the lowest yields. The discount rate was then developed as the level-equivalent rate that would produce the same present value as that using spot rates to discount the projected benefit payments. For international plans, the discount rate is aligned to corporate bond yields in the local markets, normally AA-rated corporations. The process and selection seeks to approximate the cash outflows with the timing and amounts of the expected benefit payments.

Accumulated Benefit Obligations

The accumulated benefit obligation for all defined benefit pension plans at December 31 was as follows:

(In millions)	U.S.Plans	International Plans
2009	**$247.1**	**$877.7**
2008	$237.8	$687.7

Plans with Accumulated Benefit Obligation in Excess of Plan Assets

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31 were as follows:

	U.S. Plans		International Plans	
(In millions)	**2009**	2008	**2009**	2008
Projected benefit obligation	**$238.0**	$228.7	**$843.7**	$659.5
Accumulated benefit obligation	**238.0**	228.5	**838.5**	656.1
Fair value of plan assets	**206.0**	179.8	**627.5**	517.3

The asset allocations attributable to the Company's U.S. defined benefit pension plans at December 31, 2009 and 2008, and the long-term target allocation of plan assets, by asset category, are as follows:

U.S. Plans Asset Category	Target Long-Term Allocation	Percentage of Plan Assets at December 31, 2009	Percentage of Plan Assets at December 31, 2008
Domestic Equity Securities	41% – 51%	**47.5%**	42.5%
International Equity Securities	4.5% – 14.5%	**11.1%**	8.8%
Fixed Income Securities	27% – 37%	**32.7%**	39.6%
Cash & Cash Equivalents	0% – 5%	**1.4%**	1.4%
Other	6% – 18%	**7.3%**	7.7%

Plan assets are allocated among various categories of equities, fixed income, cash and cash equivalents with professional investment managers whose performance is actively monitored. The primary investment objective is long-term growth of assets in order to meet present and future benefit obligations. The Company periodically conducts an asset/liability modeling study and accordingly adjusts investments among and within asset categories to ensure the long-term investment strategy is aligned with the profile of benefit obligations.

The Company reviews the long-term expected return-on-asset assumption on a periodic basis taking into account a variety of factors including the historical investment returns achieved over a long-term period, the targeted allocation of plan assets and future expectations based on a model of asset returns for an actively managed portfolio, inflation and administrative/other expenses. The model simulates 500 different capital market results over 15 years. For 2010, the expected return-on-asset assumption for U.S. plans is 8.00%, which is the same assumption as for 2009.

The U.S. defined benefit pension plans assets include 431,033 shares of the Company's stock valued at $13.9 million at December 31, 2009 and 434,088 shares of the Company's common stock valued at $12.0 million at December 31, 2008. These shares represented 6.4% of total plan assets at December 31, 2009 and 2008. Dividends paid to the pension plans on the Company stock amounted to $0.3 million, $0.3 million and $0.5 million in 2009, 2008 and 2007, respectively.

The asset allocations attributable to the Company's international defined benefit pension plans at December 31, 2009 and 2008 and the long-term target allocation of plan assets, by asset category, are as follows:

International Plans Asset Category	Target Long-Term Allocation	Percentage of Plan Assets at December 31, 2009	Percentage of Plan Assets at December 31, 2008
Equity Securities	50.0%	**46.0%**	42.0%
Fixed Income Securities	40.0%	**43.9%**	47.4%
Cash & Cash Equivalents	0.0%	**1.5%**	0.2%
Other	10.0%	**8.6%**	10.4%

Plan assets as of December 31, 2009 in the U.K. defined benefit pension plan amounted to 84.7% of the international pension assets. These assets are allocated among various categories of equities, fixed income, cash and cash equivalents with professional investment managers whose performance is actively monitored. The primary investment objective is long-term growth of assets in order to meet present and future benefit obligations. The Company periodically conducts asset/liability modeling studies and accordingly adjusts investment amounts within asset categories to ensure the long-term investment strategy is aligned with the profile of benefit obligations.

For the international long-term rate of return assumption, the Company considered the current level of expected returns in risk-free investments (primarily government bonds), the historical level of the risk premium associated with other asset classes in which the portfolio is invested and the expectations for future returns of each asset class and plan expenses. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets. For 2010, the expected return-on-asset assumption for the U.K. plan is 7.5%, which is the same assumption as for 2009. The remaining international pension plans, with assets representing 15.3% of the international pension assets, are under the guidance of professional investment managers and have similar investment objectives.

The fair values of the Company's U.S. pension plans' assets at December 31, 2009 by asset category are as follows:

(In thousands)	Total	Level 1	Level 2	Level 3
Domestic equities:				
Common stocks	$ 50,211	$ 50,211	$ –	$–
Mutual funds – equities	52,734	13,892	38,842	–
International equities – mutual funds	24,035	11,012	13,023	–
Fixed income securities				
U.S. Treasuries and collateralized securities	25,525	–	25,525	–
Corporate bonds and notes	6,327	6,327	–	–
Mutual funds – bonds	39,110	39,110	–	–
Other – mutual funds	16,039	15,918	121	–
Cash and money market accounts	2,938	2,938	–	–
Total	$216,919	$139,408	$77,511	$–

The fair values of the Company's international pension plans' assets at December 31, 2009 by asset category are as follows:

(In thousands)	Total	Level 1	Level 2	Level 3
Equity securities:				
Common stocks	$ 35,037	$ 35,037	$ –	$ –
Mutual funds – equities	277,069	120,356	156,713	–
Fixed income investments:				
British government securities	46,299	–	46,299	–
Corporate bonds and notes	26,809	26,809	–	–
Mutual funds – bonds	168,201	–	168,201	–
Insurance contracts	56,955	–	56,955	–
Other:				
Real estate funds / limited partnerships	40,177	–	29,183	10,994
Other mutual funds	18,190	15,033	3,157	–
Cash and money market accounts	10,281	10,281	–	–
Total	$679,018	$207,516	$460,508	$10,994

The following table summarizes changes in the fair value of Level 3 assets for the year ended December 31, 2009:

(In thousands)	Real Estate Limited Partnerships
Balance at December 31, 2008	$ 8,438
Actual return on plan assets:	
Relating to assets still held at year-end	2,556
Balance at December 31, 2009	$10,994

Following is a description of the valuation methodologies used for the plans' investments measured at fair value:

- *Level 1 Fair Value Measurements* – Investments in interest-bearing cash are stated at cost, which approximates fair value. The fair values of money market accounts and certain mutual funds are based on quoted net asset values of the shares held by the Plan at year-end. The fair values of common and foreign stocks and corporate bonds, notes and convertible debentures are valued at the closing price reported in the active market on which the individual securities are traded.
- *Level 2 Fair Value Measurements* – The fair values of investments in mutual funds for which quoted net asset values in an active market are not available are valued by the investment advisor based on the current market values of the underlying assets of the mutual fund based on information reported by the investment consistent with audited financial statements of the mutual fund. Further information concerning these mutual funds may be obtained from their separate audited financial statements. Investments in U.S. Treasury notes and collateralized securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.
- *Level 3 Fair Value Measurements* – Real estate limited partnership interests are valued by the general partners based on the underlying assets. The limited partnership interests are valued using unobservable inputs and have been classified within Level 3 of the fair value hierarchy.

Effective for the year ending December 31, 2008, changes in pension accounting issued by the FASB required the consistent measurement of plan assets and benefit obligations as of the date of the Company's fiscal year-end statement of financial position. Since the Company previously used an October 31 measurement date for its U.S. defined benefit pension plans and a September 30 measurement date for most of its international defined benefit pension plans, the standard required the Company to change those measurement dates in 2008 to December 31. In order to record the effects of the change to a December 31 measurement date, the Company chose to use the measurements determined as of October 31, 2007 and September 30, 2007 and estimate the net periodic benefit cost for the 14-month and 15-month periods, respectively, ending December 31, 2008, exclusive of any curtailment or settlement gains or losses. Amounts allocated proportionately to the 2-month and 3-month periods ended December 31, 2007 (the "short periods") were recorded as an adjustment to retained earnings, effective January 1, 2008. The remaining costs were recognized as net periodic pension cost during the year ended December 31, 2008. The following table sets forth the adjustments to retained earnings and Accumulated other comprehensive income ("AOCI") resulting from the measurement date change, net of tax for the short periods:

Impact of Measurement Date Change

	U. S. Defined Benefit Pension Plans		International Defined Benefit Pension Plans		Other Post-Retirement Benefit Plans	
	Retained Earnings	AOCI	Retained Earnings	AOCI	Retained Earnings	AOCI
Service cost, interest cost and expected return on plan assets	$ 576	$ –	$ 364	$ –	$(21)	$ –
Amortization of prior service cost and actuarial gain (loss)	(169)	169	(2,207)	2,207	4	(4)
Net adjustment recognized	$ 407	$169	$(1,843)	$2,207	$(17)	$(4)

9 Income Taxes

Income from continuing operations before income taxes and noncontrolling interest as reported in the Consolidated Statements of Income consists of the following:

(In thousands)	**2009**	2008	2007
United States	**$ 51,529**	$ 98,842	$110,926
International	**107,813**	244,495	271,513
Total income before income taxes and noncontrolling interest	**$159,342**	$343,337	$382,439
Income tax expense (benefit):			
Currently payable:			
Federal	**$ 23,886**	$ 33,873	$ 37,917
State	**1,591**	1,988	8,670
International	**26,938**	54,817	68,688
Total income taxes currently payable	**52,415**	90,678	115,275
Deferred federal and state	**(28,018)**	1,478	(3,695)
Deferred international	**(5,888)**	(336)	6,018
Total income tax expense	**$ 18,509**	$ 91,820	$117,598

Cash payments for income taxes, including taxes on the gain or loss from discontinued business, were $57.1 million, $120.6 million and $125.4 million for 2009, 2008 and 2007, respectively.

The following is a reconciliation of the normal expected statutory U.S. federal income tax rate to the effective rate as a percentage of Income from continuing operations before income taxes and noncontrolling interest as reported in the Consolidated Statements of Income:

	2009	2008	2007
U.S. federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**1.0**	0.8	1.0
Export sales corporation benefit/domestic manufacturing deduction	**(1.5)**	(0.2)	(0.3)
Change in permanent reinvestment assertion	**(5.0)**	–	(0.8)
Difference in effective tax rates on international earnings and remittances	**(25.0)**	(7.7)	(3.0)
Uncertain tax position contingencies and settlements	**4.0**	(0.5)	0.2
Cumulative effect in change in statutory tax rates/laws	**2.8**	(0.4)	(0.7)
Other, net	**0.3**	(0.3)	(0.7)
Effective income tax rate	**11.6%**	26.7%	30.7%

The difference in effective tax rates on international earnings and remittances from 2008 to 2009 was primarily due to a decrease in earnings in jurisdictions with higher tax rates and a change in the permanent reinvestment in current year earnings. In 2009, the company changed its permanent reinvestment assertion in prior year undistributed earnings for certain non-US subsidiaries which were previously not considered permanently reinvested.

The difference in effective tax rates for uncertain tax position contingencies and settlements from 2008 to 2009 resulted from an increase in unrecognized tax benefits related to an ongoing dispute between the European Union ("EU") and specific EU countries partially offset by the recognition of previously unrecognized tax benefits in various state and foreign jurisdictions as a result of the lapse of statute of limitations and final settlements and resolution of outstanding tax matters in various state and foreign jurisdictions. While the Company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be different than the accrued position.

The tax effects of the temporary differences giving rise to the Company's deferred tax assets and liabilities for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008	
(In thousands)	Asset	Liability	Asset	Liability
Depreciation and amortization	**$ –**	**$177,393**	$ –	$169,729
Expense accruals	**37,720**	**–**	36,909	–
Inventories	**4,813**	**–**	4,866	–
Provision for receivables	**2,129**	**–**	2,587	–
Deferred revenue	**–**	**4,838**	–	7,704
Operating loss carryforwards	**48,822**	**–**	21,211	–
Deferred foreign tax credits	**17,061**	**–**	3,601	–
Pensions	**61,403**	**–**	58,226	–
Currency adjustments	**66,791**	**–**	85,561	–
Outside basis differences on foreign investments	**–**	**–**	–	7,963
Other	**13,358**	**–**	16,336	–
Subtotal	**252,097**	**182,231**	229,297	185,396
Valuation allowance	**(22,744)**	**–**	(21,459)	–
Total deferred income taxes	**$229,353**	**$182,231**	$207,838	$185,396

The deferred tax asset and liability balances recognized in the Consolidated Balance Sheets for the years ended December 31, 2009 and 2008 are as follows:

(In thousands)	2009	2008
Other current assets	**$ 82,606**	$ 35,065
Other assets	**57,083**	27,013
Other current liabilities	**(1,574)**	(4,194)
Deferred income taxes	**(90,993)**	(35,442)

At December 31, 2009, the tax-effected amount of net operating loss carryforwards ("NOLs") totaled $48.8 million. Tax-effected NOLs from international operations are $41.0 million. Of that amount, $33.7 million can be carried forward indefinitely, and $7.3 million will expire at various times between 2012 and 2029. Tax-effected U.S. federal NOLs are $0.2 million, expire in 2022, and relate to preacquisition NOLs. Tax-effected U.S. state NOLs are $7.6 million. Of that amount, $0.2 million expire at various times between 2010 and 2016, $6.0 million expire at various times between 2017 and 2024, and $1.4 million expire at various times between 2025 and 2029.

The valuation allowances of $22.7 million and $21.5 million at December 31, 2009 and 2008, respectively, related principally to NOLs, currency and foreign investment tax credits that are uncertain as to realizability.

The change in the valuation allowances for 2009 and 2008 results primarily from the increase in valuation allowances in certain jurisdictions based on the Company's evaluation of the realizability of future benefits partially offset by the utilization of NOLs and the release of valuation allowances in certain jurisdictions based on the Company's revaluation of the realizability of future benefits.

The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries' undistributed earnings as such amounts are permanently reinvested outside the United States. At December 31, 2009 and 2008, such earnings were approximately $843 million and $741 million, respectively. If these earnings were repatriated at December 31, 2009, the one-time tax cost associated with the repatriation would be approximately $163 million. The Company has various tax holidays in the Middle East and Asia that expire between 2010 and 2012. The Company no longer has tax holidays in Europe as they have all expired. During 2009, 2008 and 2007, these tax holidays resulted in approximately $0.0 million, $0.2 million and $2.8 million, respectively, in reduced income tax expense.

The Company adopted changes in accounting for uncertain tax provisions effective January 1, 2007. As a result of the adoption, the Company recognized a cumulative effect reduction to the January 1, 2007 retained earnings balance of $0.5 million. As of the adoption date, the Company had gross unrecognized income tax benefits of $46.0 million, of which $17.8 million, if recognized, would affect the Company's effective income tax rate. Of this amount, $0.8 million was classified as current and $45.2 million was classified as non-current on the Company's balance sheet. While the Company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be different than the accrued position.

The Company recognizes accrued interest and penalty expense related to unrecognized income tax benefits ("UTB") in income tax expense. During the years ended December 31, 2009, 2008 and 2007, the Company recognized an income tax expense for interest and penalties of $3.3 million, $3.2 million and $6.5 million, respectively. The Company had $11.0 million and $7.7 million for the payment of interest and penalties accrued at December 31, 2009 and 2008, respectively.

A reconciliation of the change in the UTB balance from January 1, 2007 to December 31, 2009 is as follows:

(In thousands)	Unrecognized Income Tax Benefits	Deferred Income Tax Benefits	Unrecognized Income Tax Benefits, Net of Deferred Income Tax Benefits
Balance at January 1, 2007	$ 45,965	$(15,016)	$30,949
Additions for tax positions related to the current year (includes currency translation adjustment)	3,849	(172)	3,677
Additions for tax positions related to prior years (includes currency translation adjustment)	6,516	–	6,516
Reductions for tax positions related to acquired entities in prior years, offset to goodwill	(3,568)	–	(3,568)
Other reductions for tax positions related to prior years	(22,086)	12,681	(9,405)
Settlements	(500)	175	(325)
Balance at December 31, 2007	$ 30,176	$ (2,332)	$27,844
Additions for tax positions related to the current year (includes currency translation adjustment)	2,723	–	2,723
Additions for tax positions related to prior years (includes currency translation adjustment)	2,753	(629)	2,124
Reductions for tax positions related to acquired entities in prior years, offset to goodwill	(92)	–	(92)
Other reductions for tax positions related to prior years	(6,080)	1,077	(5,003)
Settlements	(5,181)	705	(4,476)
Balance at December 31, 2008	$ 24,299	$ (1,179)	$23,120
Additions for tax positions related to the current year (includes currency translation adjustment)	7,868	(11)	7,857
Additions for tax positions related to prior years (includes currency translation adjustment)	10,625	(49)	10,576
Other reductions for tax positions related to prior years	(4,007)	117	(3,890)
Statute of Limitations expirations	(1,934)	152	(1,782)
Settlements	(60)	21	(39)
Total unrecognized income tax benefits that, if recognized, would impact the effective income tax rate as of December 31, 2009	**$ 36,791**	**$ (949)**	**$35,842**

Included in the additions for tax positions related to prior years for 2009 is $6.8 million recorded in purchase accounting related to acquired entities.

Included in the additions for tax positions related to current and prior years is approximately $8.0 million of unrecognized tax benefits that created an additional net operating loss in a foreign jurisdiction. To the extent the unrecognized tax benefit is recognized, a full valuation allowance would be recorded against the net operating loss.

The Company files its income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. With few exceptions, the Company is no longer subject to U.S. and foreign examinations by tax authorities for the years through 2003.

It is reasonably possible the Company's unrecognized tax benefits may decrease within the next 12 months by $3.0 million as a result of the lapse of statute of limitations and as a result of final settlement and resolution of outstanding tax matters in various state and foreign jurisdictions.

10 Commitments and Contingencies

Environmental

The Company is involved in a number of environmental remediation investigations and cleanups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites. While each of these matters is subject to various uncertainties, it is probable that the Company will agree to make payments toward funding certain of these activities and it is possible that some of these matters will be decided unfavorably to the Company. The Company has evaluated its potential liability, and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. The Consolidated Balance Sheets at December 31, 2009 and 2008 include accruals in Other current liabilities of $3.1 million and $3.2 million, respectively, for environmental matters. The amounts charged against pre-tax income related to environmental matters totaled $1.5 million, $1.5 million and $2.8 million in 2009, 2008 and 2007, respectively.

The Company and an unrelated third party received a notice of violation in November 2007 from the United States Environmental Protection Agency ("the EPA"), in connection with an alleged violation by the Company and such third party of certain applicable federally enforceable air pollution control requirements in connection with the operation of a slag processing area located on the third party's Pennsylvania facility. The Company and such third party have promptly taken steps to remedy the situation. The Company and the third party have reached an agreement in principle with the EPA to resolve this matter and are in the process of finalizing this agreement. The Company anticipates that its portion of any penalty would exceed $0.1 million. However, the Company does not expect that any sum it may have to pay in connection with this matter would have a material adverse effect on its financial position, results of operations or cash flows.

The Company evaluates its liability for future environmental remediation costs on a quarterly basis. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. The Company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse effect on its financial position, results of operations or cash flows.

Gas Technologies Divestiture

In October 2009, the Company and Taylor-Wharton International ("TWI"), the purchaser of the Company's Gas Technologies business, satisfactorily resolved the open claims and counterclaims that were submitted to arbitration. The claims and counterclaims related to both net working capital adjustments associated with the divestiture and the alleged breach of certain representations and warranties made by the Company. The settlement and related costs and fees were reflected in the $15.1 million after-tax loss from discontinued operations for 2009. In November 2009, TWI filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. TWI has not yet emerged from bankruptcy protection and has yet to confirm any plan of reorganization; however, TWI has filed a motion to reject certain executory contracts entered into between the Company and TWI. TWI has not sought to reject the settlement agreement finalized in October 2009 between the Company and TWI. The Company has not yet been able to determine the effect of such proceedings on ongoing contractual relationships between the Company and TWI.

Value-Added Tax Dispute

The Company is involved in a value-added and services ("ICMS") tax dispute with the State Revenue Authorities from the State of São Paulo, Brazil (the "SPRA"). In October 2009, the Company received notification of the SPRA's administrative decision regarding the levying of ICMS in the State of São Paulo in relation to services provided to one of the Company's customers in the State between January 2004 and May 2005. The assessment from the SPRA is approximately $12 million, including tax, penalty and interest and could increase to reflect additional interest accrued since December 2007.

The Company believes that it does not have liability for this assessment and will vigorously contest it under various alternatives, including judicial appeal. Any ultimate final determination of this assessment is not likely to have a material adverse effect on the Company's annual results of operations, cash flows or financial condition.

Other

The Company has been named as one of many defendants (approximately 90 or more in most cases) in legal actions alleging personal injury from exposure to airborne asbestos over the past several decades. In their suits, the plaintiffs have named as defendants, among others, many manufacturers, distributors and installers of numerous types of equipment or products that allegedly contained asbestos.

The Company believes that the claims against it are without merit. The Company has never been a producer, manufacturer or processor of asbestos fibers. Any component within a Company product that may have contained asbestos would have been purchased from a supplier. Based on scientific and medical evidence, the Company believes that any asbestos exposure arising from normal use of any Company product never presented any harmful levels of airborne asbestos exposure, and moreover, the type of asbestos contained in any component that was used in those products was protectively encapsulated in other materials and is not associated with the types of injuries alleged in the pending suits. Finally, in most of the depositions taken of plaintiffs to date in the litigation against the Company, plaintiffs have failed to specifically identify any Company products as the source of their asbestos exposure.

The majority of the asbestos complaints pending against the Company have been filed in New York. Almost all of the New York complaints contain a standard claim for damages of $20 million or $25 million against the approximately 90 defendants, regardless of the individual plaintiff's alleged medical condition, and without specifically identifying any Company product as the source of plaintiff's asbestos exposure.

As of December 31, 2009, there are 26,084 pending asbestos personal injury claims filed against the Company. Of these cases, 25,576 were pending in the New York Supreme Court for New York County in New York State. The other claims, totaling 508, are filed in various counties in a number of state courts, and in certain Federal District Courts (including New York), and those complaints generally assert lesser amounts of damages than the New York State court cases or do not state any amount claimed.

As of December 31, 2009, the Company has obtained dismissal by stipulation, or summary judgment prior to trial, in 18,366 cases.

In view of the persistence of asbestos litigation nationwide, the Company expects to continue to receive additional claims. However, there have been developments during the past several years, both by certain state legislatures and by certain state courts, which could favorably affect the Company's ability to defend these asbestos claims in those jurisdictions. These developments include procedural changes, docketing changes, proof of damage requirements and other changes that require plaintiffs to follow specific procedures in bringing their claims and to show proof of damages before they can proceed with their claim. An example is the action taken by the New York Supreme Court (a trial court), which is responsible for managing all asbestos cases pending within New York County in the State of New York. This Court issued an order in December 2002 that created a Deferred or Inactive Docket for all pending and future asbestos claims filed by plaintiffs who cannot demonstrate that they have a malignant condition or discernable physical impairment, and an Active or In Extremis Docket for plaintiffs who are able to show such medical condition. As a result of this order, the majority of the asbestos cases filed against the Company in New York County have been moved to the Inactive Docket until such time as the plaintiffs can show that they have incurred a physical impairment. As of December 31, 2009, the Company has been listed as a defendant in 443 Active or In Extremis asbestos cases in New York County. The Court's Order has been challenged by plaintiffs.

Except with regard to the legal costs in a few limited, exceptional cases, the Company's insurance carrier has paid all legal and settlement costs and expenses to date. The Company has liability insurance coverage under various primary and excess policies that the Company believes will be available, if necessary, to substantially cover any liability that might ultimately be incurred on these claims.

The Company intends to continue its practice of vigorously defending these cases as they are listed for trial. It is not possible to predict the ultimate outcome of asbestos-related lawsuits, claims and proceedings due to the unpredictable nature of personal injury litigation. Despite this uncertainty, and although results of operations and cash flows for a given period could be adversely affected by asbestos-related lawsuits, claims and proceedings, management believes that the ultimate outcome of these cases will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is subject to various other claims and legal proceedings covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals, and if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Insurance liabilities are recorded when it is probable that a liability has been incurred for a particular event and the amount of loss associated with the event can be reasonably estimated. Insurance reserves have been estimated based primarily upon actuarial calculations and reflect the undiscounted estimated liabilities for ultimate losses including claims incurred but not reported. Inherent in these estimates are assumptions that are based on the Company's history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. If actual claims differ from those projected by management, changes (either increases or decreases) to insurance reserves may be required and would be recorded through income in the period the change was determined. When a recognized liability is covered by third-party insurance, the Company records an insurance claim receivable to reflect the covered liability. Insurance claim receivables are included in Other receivables in the Company's Consolidated Balance Sheets. See Note 1, "Summary of Significant Accounting Policies," for additional information on Accrued Insurance and Loss Reserves.

11 Capital Stock

The authorized capital stock of the Company consists of 150,000,000 shares of common stock and 4,000,000 shares of preferred stock, both having a par value of $1.25 per share. The preferred stock is issuable in series with terms as fixed by the Board of Directors (the "Board"). None of the preferred stock has been issued. On September 25, 2007, the Board approved a revised Preferred Stock Purchase Rights Agreement (the "Agreement"). Under the Agreement, the Board authorized and declared a dividend distribution to stockholders of record on October 9, 2007, of one right for each share of common stock outstanding on the record date. The rights may only be exercised if, among other things and with certain exceptions, a person or group has acquired 15% or more of the Company's common stock without the prior approval of the Board. Each right entitles the holder to purchase 1/100th share of Harsco Series A Junior Participating Cumulative Preferred Stock at an exercise price of $230. Once the rights become exercisable, the holder of a right will be entitled, upon payment of the exercise price, to purchase a number of shares of common stock calculated to have a value of two times the exercise price of the right. The rights, which expire on October 9, 2017, do not have voting power, and may be redeemed by the Company at a price of $0.001 per right at any time until the 10th business day following public announcement that a person or group has accumulated 15% or more of the Company's common stock. The Agreement also includes an exchange feature. At December 31, 2009, 803,531 shares of $1.25 par value preferred stock were reserved for issuance upon exercise of the rights.

On January 23, 2007, the Company's Board of Directors approved a two-for-one stock split of the Company's common stock. One additional share of common stock was issued on March 26, 2007 for each share that was issued and outstanding at the close of business on February 28, 2007. The Company's treasury stock was not included in the stock split.

The Board of Directors has authorized the repurchase of shares of common stock as follows:

	No. of Shares Authorized to be Purchased January 1 [(a)]	Additional Shares Authorized for Purchase	No. of Shares Purchased	Remaining No. of Shares Authorized for Purchase December 31
2007	2,000,000	–	–	2,000,000
2008	2,000,000	4,000,000	4,463,353	1,536,647
2009	**1,536,647**	**463,353**	**–**	**2,000,000**

(a) *Authorization adjusted to reflect the two-for-one stock split effective at the end of business on March 26, 2007.*

The Company's share repurchase program was extended by the Board of Directors in September 2009. At that time, the Board authorized an increase of 463,353 shares to the 1,536,647 remaining from the Board's previous stock repurchase authorization. The repurchase program expires January 31, 2011. When and if appropriate, repurchases are made in open market transactions, depending on market conditions. Repurchases may not be made and may be discontinued at any time.

In addition to the above purchases, 53,029 and 29,346 shares were repurchased in 2009 and 2008, respectively, in connection with the issuance of shares as a result of vested restricted stock units. In 2009, 15,645 shares were repurchased in connection with the issuance of shares as a result of stock option exercises. In 2007, 90 treasury shares were issued in connection with stock option exercises, employee service awards and shares related to vested restricted stock units.

The following table summarizes the Company's common stock:

Common Stock	Shares Issued	Treasury Shares	Outstanding Shares
Outstanding, January 1, 2007[(a)]	110,510,203	26,472,843	84,037,360
Stock Options Exercised[(a)]	422,416	–	422,416
Other[(a)]	–	(90)	90
Outstanding, December 31, 2007	110,932,619	26,472,753	84,459,866
Stock Options Exercised	121,176	–	121,176
Vested Restricted Stock Units	86,193	29,346	56,847
Purchases	–	4,463,353	(4,463,353)
Outstanding, December 31, 2008	**111,139,988**	**30,965,452**	**80,174,536**
Stock Options Exercised	**92,250**	**15,645**	**76,605**
Vested Restricted Stock Units	**154,947**	**53,029**	**101,918**
Outstanding, December 31, 2009	**111,387,185**	**31,034,126**	**80,353,059**

(a) *Share data has been restated for comparison purposes to reflect the effect of the March 2007 stock split.*

The following is a reconciliation of the average shares of common stock used to compute basic earnings per common share to the shares used to compute diluted earnings per common share as shown on the Consolidated Statements of Income:

(Amounts in thousands, except per share data)	2009	2008	2007
Income from continuing operations attributable to Harsco Corporation common stockholders	**$133,838**	$245,623	$255,115
Weighted average shares outstanding – basic	**80,295**	83,599	84,169
Dilutive effect of stock-based compensation	**291**	430	555
Weighted average shares outstanding – diluted	**80,586**	84,029	84,724
Earnings from continuing operations per common share, attributable to Harsco Corporation common stockholders:			
Basic	**$ 1.67**	$ 2.94	$ 3.03
Diluted	**$ 1.66**	$ 2.92	$ 3.01

At December 31, 2009, 21,675 restricted stock units outstanding were not included in diluted weighted average shares outstanding because the effect was antidilutive. All outstanding stock options at December 31, 2009 and all outstanding stock options and restricted stock units at December 31, 2008 and 2007 were included in the computation of diluted earnings per share.

12 Stock-Based Compensation

The 1995 Executive Incentive Compensation Plan authorizes the issuance of up to 8,000,000 shares of the Company's common stock for use in paying incentive compensation awards in the form of stock options or other equity awards such as restricted stock, restricted stock units or stock appreciation rights. The 1995 Non-Employee Directors' Stock Plan authorizes the issuance of up to 600,000 shares of the Company's common stock for equity awards. At December 31, 2009, there were 2,184,952 and 249,000 shares available for granting equity awards under the 1995 Executive Incentive Compensation Plan and the 1995 Non-Employee Directors' Stock Plan, respectively. The above-referenced authorized and available shares for the Executive Incentive Compensation and Non-Employee Directors' Stock Plans are stated to reflect the March 2007 two-for-one stock split. Generally, new shares are issued for exercised stock options and vested restricted stock units.

The Board of Directors approves the granting of performance-based restricted stock units as the long-term equity component of director, officer and certain key employee compensation. The restricted stock units require no payment from the recipient and compensation cost is measured based on the market price on the grant date and is generally recorded over the vesting period. The vesting period for restricted stock units granted to non-employee directors is one year, and each restricted stock unit will be exchanged for a like number of shares of Company stock following the termination of the participant's service as a director. Restricted stock units granted to officers and certain key employees after September 2006 vest on a pro rata basis over a three-year period, and the specified retirement age is 62. Prior grants utilized three-year cliff vesting and a retirement age of 65. Upon vesting, each restricted stock unit will be exchanged for a like number of shares of the Company's stock. Restricted stock units do not have an option for cash payment.

The following table summarizes restricted stock units issued and the compensation expense (including both continuing and discontinued operations) recorded for the years ended December 31, 2009, 2008 and 2007:

Stock-Based Compensation Expense (Income)

(Dollars in thousands, except per unit)	Restricted Stock Units	Fair Value per Unit	Expense (Income) 2009	2008	2007
Directors:					
May 1, 2006[a]	16,000	$41.30	$ –	$ –	$ 220
May 1, 2007	16,000	50.62	–	270	539
May 1, 2008	16,000	58.36	**311**	623	–
May 1, 2009	16,000	27.28	**291**	–	–
Employees:					
January 24, 2005[a]	65,400	25.21	–	21	328
January 24, 2006[a]	93,100	33.85	**(191)**[b]	632	839
January 23, 2007	101,700	38.25	**761**	1,035	1,488
January 22, 2008	130,950	45.95	**1,371**	2,652	–
January 27, 2009	106,625	25.15	**1,174**	–	–
November 19, 2009	15,000	31.90	**169**	–	–
Total	576,775		**$3,886**	$5,233	$3,414

(a) *Restricted stock units and fair values have been restated to reflect the March 2007 two-for-one stock split.*
(b) *Due primarily to forfeitures of restricted stock units.*

Restricted stock unit activity for the years ended December 31, 2009, 2008 and 2007 was as follows:

	Restricted Stock Units[a]	Weighted Average Grant-Date Fair Value[a]
Nonvested at January 1, 2007	145,234	$30.88
Granted	117,700	39.93
Vested	(16,000)	47.51
Forfeited	(35,000)	34.06
Nonvested at December 31, 2007	211,934	34.12
Granted	146,950	47.30
Vested	(95,570)	34.43
Forfeited	(5,584)	39.78
Nonvested at December 31, 2008	**257,730**	**41.40**
Granted	**137,625**	**26.13**
Vested	**(153,283)**	**38.46**
Forfeited	**(12,581)**	**36.97**
Nonvested at December 31, 2009	**229,491**	**$34.45**

(a) *Restricted stock units and fair values have been restated to reflect the March 2007 two-for-one stock split.*

As of December 31, 2009, the total unrecognized compensation cost related to nonvested restricted stock units was $3.2 million, which is expected to be recognized over a weighted-average period of approximately 1.5 years.

There was a $0.3 million decrease of excess tax benefits principally from restricted stock units recognized in 2009, while increases in excess tax benefits principally from stock options of $1.7 million and $5.1 million were recognized during 2008 and 2007, respectively.

No stock options have been granted to officers and employees since February 2002. No stock options have been granted to non-employee directors since May 2003. Prior to these dates, the Company had granted stock options for the purchase of its common stock to officers, certain key employees and non-employee directors under two stockholder-approved plans. The exercise price of the stock options was the fair value on the grant date, which was the date the Board of Directors approved the respective grants.

Options issued under the 1995 Executive Incentive Compensation Plan generally vested and became exercisable one year following the date of grant except options issued in 2002, which generally vested and became exercisable two years following the date of grant. Options issued under the 1995 Non-Employee Director's Stock Plan generally became exercisable one year following the date of grant but vested immediately. The options under both Plans expire ten years from the date of grant.

Stock option activity for the years ended December 31, 2009, 2008 and 2007 was as follows:

Stock Options

	Shares Under Option[a]	Weighted Average Exercise Price[a]	Aggregate Intrinsic Value (in millions)[b]
Outstanding, January 1, 2007	1,027,412	$15.49	$23.4
Exercised	(422,416)	15.74	–
Outstanding, December 31, 2007	604,996	15.30	29.9
Exercised	(121,176)	14.96	–
Outstanding, December 31, 2008	**483,820**	**15.39**	**5.7**
Exercised	**(92,250)**	**14.25**	**–**
Expired	**(1,600)**	**14.57**	**–**
Outstanding, December 31, 2009	**389,970**	**$15.66**	**$ 6.7**

(a) *Stock options and weighted average exercise prices have been restated to reflect the March 2007 two-for-one stock split.*
(b) *Intrinsic value is defined as the difference between the current market value and the exercise price.*

The total intrinsic value of options exercised during the twelve months ended December 31, 2009, 2008 and 2007 was $1.4 million, $4.5 million and $17.1 million, respectively.

Options to purchase 389,970 shares were exercisable at December 31, 2009. The following table summarizes information concerning outstanding and exercisable options at December 31, 2009.

Stock Options Outstanding and Exercisable

Range of Exercisable Prices	Number Outstanding and Exercisable	Remaining Contractual Life In Years	Weighted Average Exercise Price
$12.81–14.50	137,815	0.79	$13.52
14.65–16.33	195,955	2.01	16.29
16.96–20.96	56,200	2.78	18.73
	389,970		

13 Financial Instruments

Off-Balance Sheet Risk

As collateral for the Company's performance and to insurers, the Company is contingently liable under standby letters of credit, bonds and bank guarantees in the amounts of $280.1 million and $234.1 million at December 31, 2009 and 2008, respectively. These standby letters of credit, bonds and bank guarantees are generally in force for up to four years. Certain issues have no scheduled expiration date. The Company pays fees to various banks and insurance companies that range from 0.25 percent to 1.60 percent per annum of the instruments' face value. If the Company were required to obtain replacement standby letters of credit, bonds and bank guarantees as of December 31, 2009 for those currently outstanding, it is the Company's opinion that the replacement costs would be within the present fee structure.

The Company has currency exposures in more than 50 countries. The Company's primary foreign currency exposures during 2009 were in the United Kingdom, the European Economic and Monetary Union, Poland, Brazil and Mexico.

Off-Balance Sheet Risk – Third Party Guarantees

In connection with the licensing of one of the Company's trade names and providing certain management services (the furnishing of selected employees), the Company guarantees the debt of certain third parties related to its international operations. These guarantees are provided to enable the third parties to obtain financing of their operations. The Company receives fees from these operations, which are included as Services revenues in the Company's Consolidated Statements of Income. The revenue the Company recorded from these entities was $9.6 million, $6.3 million and $3.0 million for the twelve months ended December 31, 2009, 2008 and 2007, respectively. The guarantees are renewed on an annual basis and the Company would only be required to perform under the guarantees if the third parties default on their debt. The maximum potential amount of future payments (undiscounted) related to these guarantees was $1.6 million and $2.9 million at December 31, 2009 and 2008, respectively. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making these payments is remote. These guarantees were renewed in June 2009 and November 2009.

The Company provided an environmental indemnification for properties that were sold to a third party in 2007. The maximum term of this guarantee is 20 years, and the Company would be required to perform under the guarantee only if an environmental matter is discovered on the properties. The Company is not aware of environmental issues related to these properties. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provided an environmental indemnification for property from a lease that terminated in 2006. The term of this guarantee is indefinite, and the Company would be required to perform under the guarantee only if an environmental matter were discovered on the property relating to the time the Company leased the property. The Company is not aware of any environmental issues related to this property. The maximum potential amount of future payments (undiscounted) related to this guarantee is estimated to be $3.0 million at December 31, 2009 and 2008. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provides guarantees related to arrangements with certain customers that include joint and several liability for actions for which the Company may be partially at fault. The terms of these guarantees generally do not exceed four years, and the maximum amount of future payments (undiscounted) related to these guarantees is $3.0 million per occurrence. This amount represents the Company's self-insured maximum limitation. There is no specific recognition of potential future payments in the accompanying financial statements as the Company is not aware of any claims.

The Company provided a guarantee related to the payment of taxes for a product line that was sold to a third party in 2005. The term of this guarantee is five years, and the Company would be required to perform under the guarantee only if taxes were not properly paid to the government while the Company owned the product line in accordance with applicable statutes. The Company is not aware of any instances of noncompliance related to these statutes. The maximum potential amount of future payments (undiscounted) related to this guarantee is estimated to be $1.3 million at December 31, 2009 and 2008. There is no recognition of any potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provided an environmental indemnification for property that was sold to a third party in 2004. The term of this guarantee is seven years, and the Company would be required to perform under the guarantee only if an environmental matter were discovered on the property relating to the time the Company owned the property that was not known by the buyer at the date of sale. The Company is not aware of any environmental issues related to this property. The maximum potential amount of future payments (undiscounted) related to this guarantee is $0.8 million at December 31, 2009 and 2008. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The above liabilities related to the Company's obligation to stand ready to act on these off-balance sheet guarantees are included in Other current liabilities or Other liabilities (as appropriate) in the Consolidated Balance Sheets. The recognition of these liabilities did not have a material impact on the Company's financial condition or results of operations for the twelve months ended December 31, 2009, 2008 or 2007.

In the normal course of business, the Company provides legal indemnifications related primarily to the performance of its products and services and patent and trademark infringement of its goods and services sold. These indemnifications generally relate to the performance (regarding function, not price) of the respective goods or services and therefore no liability is recognized related to the fair value of such guarantees.

Derivative Instruments and Hedging Activities

The Company uses derivative instruments, including swaps and forward contracts, to manage certain foreign currency, commodity price and interest rate exposures. Derivative instruments are viewed as risk management tools by the Company and are not used for trading or speculative purposes.

All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases may be accounted for as cash flow hedges, as deemed appropriate and if the criteria for hedge accounting are met. Gains and losses on derivatives designated as cash flow hedges are deferred as a separate component of equity and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. Generally, as of December 31, 2009, these deferred gains and losses will be reclassified to earnings over 10 to 15 years from the balance sheet date. The ineffective portion of all hedges, if any, is recognized currently in earnings.

The fair value of outstanding derivative contracts recorded as assets and liabilities in the accompanying December 31, 2009 Consolidated Balance Sheet were as follows:

Fair Values of Derivative Contracts

	At December 31, 2009		
(In thousands)	Other Current Assets	Other Assets	Other Current Liabilities
Derivatives designated as hedging instruments:			
Foreign currency forward exchange contracts	$ –	$ –	$ 14
Cross-currency interest rate swap	–	7,357	–
Total derivatives designated as hedging instruments	$ –	$7,357	$ 14
Derivatives not designated as hedging instruments:			
Foreign currency forward exchange contracts	$2,187	$ –	$590

The effect of derivative instruments on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income for the twelve months ended December 31, 2009 was as follows:

Derivatives Designated as Hedging Instruments

(In thousands)	Amount of Loss Recognized in Other Comprehensive Income ("OCI") on Derivative – Effective Portion	Location of Gain Reclassified from Accumulated OCI into Income – Effective Portion	Amount of Gain Reclassified from Accumulated OCI into Income – Effective Portion	Location of Loss Recognized in Income on Derivative – Ineffective Portion and Amount Excluded from Effectiveness Testing	Amount of Loss Recognized in Income on Derivative – Ineffective Portion and Amount Excluded from Effectiveness Testing
For the twelve months ended December 31, 2009:					
Foreign currency forward exchange contracts	$ (23)		$ –		$ –
Commodity contracts	(3,352)	Service Revenues	1,025	Service Revenues	(318)
Cross-currency interest rate swap	(36,490)		–	Cost of services and products sold	(5,586)[(a)]
	$(39,865)		$1,025		$(5,904)

(a) *The net losses offset foreign currency fluctuation effects on the debt principal.*

Derivatives Not Designated as Hedging Instruments

(In thousands)	Location of Loss Recognized in Income on Derivative	Amount of Loss Recognized in Income on Derivative For the Twelve Months Ended December 31, 2009[(a)]
Foreign currency forward exchange contracts	Cost of services and products sold	$(6,308)

(a) *These losses offset gains recognized in cost of service and products sold principally as a result of intercompany or third party foreign currency exposures.*

Commodity Derivatives

The Company periodically uses derivative instruments to hedge cash flows associated with selling price exposure to certain commodities. The Company's commodity derivative activities are subject to the management, direction and control of the Company's Risk Management Committee, which approves the use of all commodity derivative instruments. The Company's commodity derivative contract positions that qualified as cash flow hedges under the requirements for hedge accounting consisted of unsecured swap contracts. There were no such outstanding contracts at December 31, 2009 as all previously open positions matured in 2009. At December 31, 2008, the Company had swap contracts with a notional value of $10.9 million that had related amounts recognized in operating income from continuing operations and other comprehensive income of $6.4 million and $4.4 million, respectively. At December 31, 2007, the Company had cashless collars with a notional value of $6.0 million with a related $0.5 million recognized in operating income from continuing operations.

Foreign Currency Forward Exchange Contracts

The Company conducts business in multiple currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency-denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred and recorded in Accumulated other comprehensive loss or income, which is a separate component of equity.

The Company uses derivative instruments to hedge cash flows related to foreign currency fluctuations. At December 31, 2009 and 2008, the Company had $122.1 million and $293.9 million of contracted amounts, respectively, of foreign currency forward exchange contracts outstanding. These contracts are part of a worldwide program to minimize foreign currency exchange operating income and balance sheet exposure by offsetting foreign currency exposures of certain future payments between the Company and it various subsidiaries, vendors or customers. The unsecured contracts outstanding at December 31, 2009 mature at various times within three months and are with major financial institutions. The Company may be exposed to credit loss in the event of non-performance by the contract counterparties. The Company evaluates the creditworthiness of the counterparties and does not expect default by them. Foreign currency forward exchange contracts are used to hedge commitments, such as foreign currency debt, firm purchase commitments and foreign currency cash flows for certain export sales transactions.

The following tables summarize, by major currency, the contractual amounts of the Company's foreign currency forward exchange contracts in U.S. dollars as of December 31, 2009 and 2008. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. Recognized gains and losses offset amounts recognized in cost of services and products sold principally as a result of intercompany or third party foreign currency exposures.

	As of December 31, 2009			
(In thousands)	Type	U.S. Dollar Equivalent	Maturity	Recognized Gain (Loss)
British pounds sterling	Sell	$ 715	January 2010 through March 2010	$ (18)
British pounds sterling	Buy	3,354	January 2010	67
Euros	Sell	72,068	January 2010 through February 2010	1,820
Euros	Buy	38,967	January 2010	(346)
Other currencies	Sell	4,155	January 2010 through February 2010	72
Other currencies	Buy	2,867	January 2010 through March 2010	(12)
Total		$122,126		$1,583

	As of December 31, 2008			
(In thousands)	Type	U.S. Dollar Equivalent	Maturity	Recognized Gain (Loss)
Canadian dollar	Sell	$ 1,342	January through September 2009	$ (14)
Euros	Sell	19,749	January through March 2009	(248)
Euros	Buy	113,084	January through August 2009	5,625
British pounds sterling	Sell	56,671	January 2009	1,450
British pounds sterling	Buy	98,878	January through February 2009	(3,335)
South African rand	Sell	2,175	January 2009	(41)
Other currencies	Sell	292	January 2009	3
Other currencies	Buy	1,692	January through May 2009	(62)
Total		$293,883		$ 3,378

The Company had outstanding forward contracts designated as cash flow hedges in the amount of $2.1 million at December 31, 2008. These forward contracts had a net unrealized gain of $6 thousand that was included in Other comprehensive income (loss), net of deferred taxes, at December 31, 2008. The Company did not elect to treat the remaining contracts as hedges, and mark-to-market gains and losses were recognized in net income.

In addition to foreign currency forward exchange contracts, the Company designates certain loans as hedges of net investments in foreign subsidiaries. The Company recorded charges of $9.2 million and $7.6 million during 2009 and 2008, respectively, as Accumulated other comprehensive loss, which is a separate component of stockholders' equity, related to hedges of net investments.

Cross-Currency Interest Rate Swap

In May 2008, the Company entered into a 10-year, $250.0 million cross-currency interest rate swap in conjunction with a debt issuance in order to lock in a fixed euro interest rate for $250.0 million of the issuance. Under the swap, the Company receives interest based on a fixed U.S. dollar rate and pays interest on a fixed euro rate on the outstanding notional principal amounts in dollars and euros, respectively. The cross-currency interest rate swap is recorded in the consolidated balance sheet at fair value, with changes in value attributed to the effect of the swaps' interest spread recorded in Accumulated other comprehensive loss or income, which is a separate component of equity. Changes in value attributed to the effect of foreign currency fluctuations are recorded in the income statement and offset currency fluctuation effects on the debt principal.

Fair Value of Derivative Assets and Liabilities and Other Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.

The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 – Inputs that are both significant to the fair value measurement and unobservable.

In instances in which multiple levels of inputs are used to measure fair value, hierarchy classification is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

At December 31, 2009 and 2008, all derivative assets and liabilities were valued at Level 2 of the fair value hierarchy. The following table indicates the different financial instruments of the Company.

Level 2 Fair Value Measurements as of December 31, 2009 and 2008

(In thousands)	2009	2008
Assets		
Commodity derivatives	**$ –**	$ 4,479
Foreign currency forward exchange contracts	**2,187**	7,332
Cross-currency interest rate swap	**7,357**	49,433
Liabilities		
Foreign currency forward exchange contracts	**604**	3,954

The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs, such as forward rates, interest rates, the Company's credit risk and counterparties' credit risks, and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. Commodity derivatives, foreign currency forward exchange contracts and cross-currency interest rate swaps are classified as Level 2 fair value based upon pricing models using market-based inputs. Model inputs can be verified, and valuation techniques do not involve significant management judgment.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximate fair value due to the short-term maturities of these assets and liabilities. At December 31, 2009 and 2008, total fair value of long-term debt, including current maturities, was $965.5 million and $900.1 million, respectively, compared to carrying value of $927.5 million and $895.0 million, respectively. Fair values for debt are based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-quality financial institutions and, by policy, limits the amount of credit exposure to any one institution.

Concentrations of credit risk with respect to trade accounts receivable are generally limited in the Harsco Infrastructure and Harsco Rail Segments and the "All Other" Category due to the Company's large number of customers and their dispersion across different industries and geographies. However, the Company's Harsco Metals Segment has several large customers throughout the world with significant accounts receivable balances. Additionally, consolidation in the global steel industry has increased the Company's exposure to specific customers. Additional consolidation is possible. Should transactions occur involving some of the steel industry's larger companies, which are customers of the Company, it would result in an increase in concentration of credit risk for the Company.

The Company generally does not require collateral or other security to support customer receivables. If a receivable from one or more of the Company's larger customers becomes uncollectible, it could have a material effect on the Company's results of operations or cash flows.

14 Information by Segment and Geographic Area

The Company reports information about its operating segments using the "management approach," which is based on the way management organizes and reports the segments within the enterprise for making operating decisions and assessing performance. The Company's reportable segments are identified based upon differences in products, services and markets served.

The Company has three reportable segments and an "All Other" Category labeled Harsco Minerals & Harsco Industrial. These segments and the types of products and services offered include the following:

Harsco Infrastructure Segment

Major services include project engineering and equipment installation, as well as the sale and rental of scaffolding, shoring and concrete forming systems for industrial maintenance and capital improvement projects, non-residential construction, and international multi-dwelling residential construction projects. Services are provided to industrial and petrochemical plants; the infrastructure construction, repair and maintenance markets; commercial and industrial construction contractors; and public utilities.

Harsco Metals Segment

This segment provides on-site, outsourced services to steel mills and other metal producers such as aluminum and copper. Services include slag processing; semi-finished inventory management; material handling; scrap management; in-plant transportation; and a variety of other services.

Harsco Rail Segment

This segment manufactures railway track maintenance equipment and provides track maintenance services. The major customers include private and government-owned railroads and urban mass transit systems worldwide.

All Other Category – Harsco Minerals & Harsco Industrial

Major products and services include minerals and recycling technologies; granules for asphalt roofing shingles and abrasives for industrial surface preparation derived from coal slag; industrial grating; air-cooled heat exchangers; and boilers and water heaters.

Major customers include steel mills; industrial plants and the non-residential, commercial and public construction and retrofit markets; the natural gas exploration and processing industry; and asphalt roofing manufacturers.

Other Information

The measurement basis of segment profit or loss is operating income. Sales of the Company in the United States and the United Kingdom exceeded 10% of consolidated sales with 34% and 15%, respectively, in 2009; 32% and 17%, respectively, in 2008; and 31% and 20%, respectively, in 2007. There are no significant inter-segment sales.

In 2009, 2008 and 2007, sales to one customer, ArcelorMittal, principally in the Harsco Metals Segment, were $305.6 million, $416.6 million and $396.2 million, respectively, which represented more than 10% of the Company's consolidated sales for those years. These sales were provided under multiple long-term contracts at several mill sites. In addition, the Harsco Metals Segment is dependent largely on the global steel industry, and in 2009, 2008 and 2007 there were two customers, including ArcelorMittal, that each provided in excess of 10% of this Segment's revenues under multiple long-term contracts at several mill sites. The loss of any one of these contracts would not have a material adverse impact upon the Company's financial position or cash flows; however, it could have a material effect on quarterly or annual results of operations. Additionally, these customers have significant accounts receivable balances. Further consolidation in the global steel industry is possible. Should transactions occur involving some of the Company's larger steel industry customers, it would result in an increase in concentration of credit risk for the Company.

Corporate assets include principally cash, insurance receivables, prepaid taxes and U.S. deferred income taxes. Net Property, Plant and Equipment in the United States represented 22%, 24% and 24% of total net Property, Plant and Equipment as of December 31, 2009, 2008 and 2007, respectively. Net Property, Plant and Equipment in the United Kingdom represented 14%, 15% and 20% of total Net Property, Plant and Equipment as of December 31, 2009, 2008 and 2007, respectively.

Segment Information

	Twelve Months Ended December 31,					
	2009		2008		2007	
(In thousands)	**Sales**	**Operating Income (Loss)**	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Harsco Infrastructure Segment	**$1,159,200**	**$ 68,437**	$1,540,258	$185,382	$1,415,873	$183,752
Harsco Metals Segment	**1,084,826**	**15,927**	1,577,720	85,344	1,522,274	134,504
Harsco Rail Segment[(a)]	**306,016**	**56,542**	277,595	36,406	232,402	23,050
Segment Totals	**2,550,042**	**140,906**	3,395,573	307,132	3,170,549	341,306
All Other Category – Harsco Minerals & Harsco Industrial[(a)]	**440,295**	**82,460**	572,009	114,516	517,595	119,141
General Corporate	**240**	**(4,710)**	240	(9,660)	16	(2,642)
Total	**$2,990,577**	**$218,656**	$3,967,822	$411,988	$3,688,160	$457,805

(a) *Segment information for prior periods has been reclassified to conform with the current presentation. The Harsco Rail operating segment, which was previously a component of the All Other Category, is now reported separately.*

Reconciliation of Segment Operating Income to Consolidated Income From Continuing Operations Before Income Taxes and Minority Interest

	Twelve Months Ended December 31,		
(In thousands)	**2009**	2008	2007
Segment operating income[(a)]	**$140,906**	$307,132	$341,306
All Other Category – Harsco Minerals & Harsco Industrial[(a)]	**82,460**	114,516	119,141
General corporate expense	**(4,710)**	(9,660)	(2,642)
Operating income from continuing operations	**218,656**	411,988	457,805
Equity in income of unconsolidated entities, net	**504**	901	1,049
Interest income	**2,928**	3,608	4,968
Interest expense	**(62,746)**	(73,160)	(81,383)
Income from continuing operations before income taxes	**$159,342**	$343,337	$382,439

(a) *Segment information for prior periods has been reclassified to conform with the current presentation. The Harsco Rail operating segment, which was previously a component of the All Other Category, is now reported separately.*

Segment Information

	Assets			Depreciation and Amortization Twelve Months Ended December 31,		
(In thousands)	**2009**	2008	2007	**2009**	2008	2007
Harsco Infrastructure Segment	**$1,669,401**	$1,607,171	$1,563,630	**$101,465**	$110,227	$ 90,477
Harsco Metals Segment	**1,372,224**	1,338,633	1,585,921	**165,099**	181,180	167,179
Harsco Rail Segment[(b)]	**208,877**	207,926	204,278	**11,106**	12,320	15,206
Segment Totals	**3,250,502**	3,153,730	3,353,829	**277,670**	303,727	272,862
All Other Category – Harsco Minerals & Harsco Industrial[(b)]	**335,241**	357,422	382,904	**29,471**	30,260	29,292
Corporate	**53,497**	51,818	168,697	**4,390**	3,962	3,019
Total	**$3,639,240**	$3,562,970	$3,905,430	**$311,531**	$337,949	$305,173

(a) *Excludes Depreciation and Amortization for the Gas Technologies Segment in the amounts of $1.2 million because this Segment was reclassified to Discontinued Operations.*
(b) *Segment information for prior periods has been reclassified to conform with the current presentation. The Harsco Rail operating segment, which was previously a component of the All Other Category, is now reported separately.*

Capital Expenditures

(In thousands)	Twelve Months Ended December 31, 2009	2008	2007
Harsco Infrastructure Segment	**$ 41,530**	$226,559	$228,130
Harsco Metals Segment	**96,423**	205,766	193,244
Harsco Rail Segment[a]	**7,699**	5,393	2,162
Gas Technologies Segment	**–**	–	8,618
Segment Totals	**145,652**	437,718	432,154
All Other Category – Harsco Minerals & Harsco Industrial[a]	**9,013**	17,632	9,101
Corporate	**10,655**	2,267	2,328
Total	**$165,320**	$457,617	$443,583

(a) *Segment information for prior periods has been reclassified to conform with the current presentation. The Harsco Rail operating segment, which was previously a component of the All Other Category, is now reported separately.*

Information by Geographic Area [a]

	Revenues from Unaffiliated Customers			Net Property, Plant and Equipment		
	Twelve Months Ended December 31,			Twelve Months Ended December 31,		
(In thousands)	2009	2008	2007[b]	2009	2008	2007
United States	**$1,010,076**	$1,260,967	$1,152,623	**$ 326,952**	$ 361,071	$ 364,950
United Kingdom	**436,039**	677,598	746,261	**205,681**	225,368	312,375
All Other	**1,544,462**	2,029,257	1,789,276	**978,168**	896,394	857,889
Totals including Corporate	**$2,990,577**	$3,967,822	$3,688,160	**$1,510,801**	$1,482,833	$1,535,214

(a) *Revenues are attributed to individual countries based on the location of the facility generating the revenue.*
(b) *Excludes the sales of the Gas Technologies Segment because the Segment was reclassified to Discontinued Operations.*

Information about Products and Services

	Revenues from Unaffiliated Customers		
	Twelve Months Ended December 31,		
(In thousands)	2009	2008	2007[a]
Product Group			
Services and equipment for infrastructure construction and maintenance	**$1,159,200**	$1,540,258	$1,415,873
On-site services to metal producers	**1,084,826**	1,577,720	1,522,274
Railway track maintenance services and equipment	**306,016**	277,595	232,402
Heat exchangers	**129,365**	174,513	152,493
Minerals and recycling technologies[b]	**104,028**	127,140	123,240
Industrial grating products	**92,903**	149,168	130,919
Industrial abrasives and roofing granules	**68,244**	74,118	68,165
Heat transfer products	**45,755**	47,070	42,778
General Corporate	**240**	240	16
Consolidated Revenues	**$2,990,577**	$3,967,822	$3,688,160

(a) *Excludes the sales of the Gas Technologies Segment because the Segment was reclassified to Discontinued Operations.*
(b) *Acquired February 2007.*

15 Other (Income) and Expenses

During 2009, 2008 and 2007, the Company recorded pre-tax Other (income) and expenses from continuing operations of $7.6 million, $22.0 million and $3.4 million, respectively. The major components of this income statement category are as follows:

Other (Income) and Expenses *(In thousands)*	**2009**	2008	2007
Net gains	**$ (8,047)**	$(15,923)	$(5,591)
Impaired asset write-downs	**1,494**	12,588	903
Employee termination benefit costs	**10,931**	19,027	6,552
Costs to exit activities	**4,297**	5,269	1,278
Other (income) expense	**(1,114)**	989	301
Total	**$ 7,561**	$ 21,950	$ 3,443

Net Gains

Net gains are recorded from the sales of redundant properties (primarily land, buildings and related equipment) and non-core assets. In 2009, gains related to assets sold principally in the United States, the United Kingdom and Western Europe. In 2008, gains related to assets sold principally in the United States, Australia and the United Kingdom, and in 2007, in the United States.

Net Gains *(In thousands)*	**2009**	2008	2007
Harsco Infrastructure Segment	**$(4,641)**	$(10,399)	$(2,342)
Harsco Metals Segment	**(3,427)**	(4,538)	(3)
All Other Category – Harsco Minerals & Harsco Industrial[a]	**21**	(986)	(3,246)
Total	**$(8,047)**	$(15,923)	$(5,591)

(a) *Segment information for prior periods has been reclassified to conform with the current presentation. The Harsco Rail operating segment, which was previously a component of the All Other Category, is not included since there was no activity for this segment.*

Cash proceeds associated with these gains are included in Proceeds from the sale of assets in the investing activities section of the Consolidated Statements of Cash Flows.

Impaired Asset Write-downs

Impairment losses are measured as the amount by which the carrying amount of assets exceeded their fair value. Fair value is estimated based upon the expected future realizable cash flows including anticipated selling prices. Non-cash impaired asset write-downs are included in Other, net in the Consolidated Statements of Cash Flows as adjustments to reconcile net income to net cash provided by operating activities. In 2009, impaired asset write-downs of $1.5 million were recorded principally in the Harsco Metals Segment in the United Kingdom. In 2008, impaired asset write-downs of $12.6 million were recorded principally in the Harsco Metals Segment due to contract terminations and costs associated with existing underperforming contracts. Impaired asset write-downs related to assets principally in Australia, the United Kingdom and the United States.

Employee Termination Benefit Costs

Costs and the related liabilities associated with involuntary termination costs associated with one-time benefit arrangements provided as part of an exit or disposal activity are recognized by the Company when a formal plan for reorganization is approved at the appropriate level of management and communicated to the affected employees. Additionally, costs associated with ongoing benefit arrangements, or in certain countries where statutory requirements dictate a minimum required benefit, are recognized when they are probable and estimable.

The total amount of employee termination benefit costs incurred for the years 2009, 2008 and 2007 is presented in the table below. The terminations in 2009 related primarily to actions implemented in Western Europe, North America and South America. The terminations in 2008 related primarily to the fourth quarter 2008 restructuring program and occurred globally, primarily in Western Europe and the United States. The terminations in 2007 occurred principally in Europe and the United States.

Employee Termination Benefit Costs *(In thousands)*	**2009**	2008	2007
Harsco Infrastructure Segment	**$ 2,352**	$ 5,317	$1,130
Harsco Metals Segment	**7,172**	11,961	4,935
Harsco Rail Segment[a]	**246**	492	276
All Other Category – Harsco Minerals & Harsco Industrial[a]	**1,129**	1,156	106
Corporate	**32**	101	105
Total	**$10,931**	$19,027	$6,552

(a) *Segment information for prior periods has been reclassified to conform with the current presentation. The Harsco Rail operating segment, which was previously a component of the All Other Category, is now reported separately.*

Costs Associated with Exit or Disposal Activities

Costs associated with exit or disposal activities are recognized as follows:

- Costs to terminate a contract that is not a capital lease are recognized when an entity terminates the contract or when an entity ceases using the right conveyed by the contract. This includes the costs to terminate the contract before the end of its term or the costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity (e.g., lease run-out costs).
- Other costs associated with exit or disposal activities (e.g., costs to consolidate or close facilities and relocate equipment or employees) are recognized and measured at their fair value in the period in which the liability is incurred.

In 2009, $4.3 million of exit costs were incurred, principally related to relocation costs for Western Europe, North America and Asia-Pacific. In 2008, $5.3 million of exit costs were incurred, principally lease run-out costs and relocation costs for Corporate, and the Harsco Infrastructure and Harsco Metals Segments. In 2007, exit costs of $1.3 million principally related to relocation costs, lease run-out costs and lease termination costs.

Costs Associated with Exit or Disposal Activities

(In thousands)	2009	2008	2007
Harsco Infrastructure Segment	**$1,720**	$1,724	$ 803
Harsco Metals Segment	**2,519**	1,092	375
All Other Category – Harsco Minerals & Harsco Industrial[(a)]	**58**	5	100
Corporate	**–**	2,448	–
Total	**$4,297**	$5,269	$1,278

(a) *Segment information for prior periods has been reclassified to conform with the current presentation. The Harsco Rail operating segment, which was previously a component of the All Other Category, is not included since there was no activity for this segment.*

See Note 17, "2008 Restructuring Program," for additional information on net gains, impaired asset write-downs, employee termination benefit costs and costs associated with exit and disposal activities.

16 Components of Accumulated Other Comprehensive Income (Loss)

Total Accumulated other comprehensive income (loss) is included in the Consolidated Statements of Stockholders' Equity. The components of Accumulated other comprehensive income (loss) are as follows:

Accumulated Other Comprehensive Income (Loss) – Net of Tax

	December 31	
(In thousands)	2009	2008
Cumulative foreign exchange translation adjustments	**$ 118,097**	$ 21,295
Fair value of effective cash flow hedges	**(9,040)**	21,001
Pension liability adjustments	**(310,686)**	(250,536)
Unrealized loss on marketable securities	**(55)**	(59)
Total Accumulated other comprehensive income (loss)	**$(201,684)**	$(208,299)

17 2008 Restructuring Program

As a result of the deepening financial and economic crisis, the Company initiated a restructuring program in the fourth quarter of 2008. The program was designed to improve organizational efficiency and enhance profitability and shareholder value by generating sustainable operating expense savings. Under this program, the Company principally exited certain underperforming contracts with customers, closed certain facilities and reduced the global workforce. Restructuring costs were incurred primarily in the Harsco Metals and Harsco Infrastructure Segments and recorded in the Other (income) expense line of the Condensed Consolidated Income Statements. In the fourth quarter of 2008, the Company recorded net pre-tax restructuring and other related charges totaling $36.1 million, including $28.0 million in Other expense, $5.8 million reduction in services revenue, a net $1.5 million related to pension curtailments and $0.8 million of other costs. Restructuring actions are expected to be completed by March 31, 2010.

At December 31, 2009, the Company has completed workforce reductions of 1,300 employees of a total expected workforce reduction of 1,429 employees related to the fourth quarter 2008 restructuring program. The majority of the remaining workforce reductions and exit activities relate to the Harsco Metals Segment and are targeted for completion during the first quarter of 2010. These restructuring activities were not completed in 2009 due to continued negotiations with labor unions and customers that resulted in changes to estimates of the amount of restructuring costs and the timing of their settlement.

The restructuring accrual at December 31, 2009 and the activity for the year then ended attributable to each segment is as follows:

2008 Restructuring Program

(In thousands)	Accrual December 31, 2008	Adjustments to Previously Recorded Restructuring Charges[a]	Cash Expenditures	Remaining Accrual December 31, 2009
Harsco Infrastructure Segment				
Employee termination benefit costs	$ 1,806	$ 215	$ (1,899)	$ 122
Cost to exit activities	1,963	(1,136)	(827)	–
Total Harsco Infrastructure Segment	3,769	(921)	(2,726)	122
Harsco Metals Segment				
Employee termination benefit costs	9,888	945	(7,516)	3,317
Cost to exit activities	656	(150)	(320)	186
Total Harsco Metals Segment	10,544	795	(7,836)	3,503
All Other Category – Harsco Minerals & Harsco Industrial[b]				
Employee termination benefit costs	531	215	(746)	–
Total All Other Category – Harsco Minerals & Harsco Industrial	531	215	(746)	–
Corporate				
Employee termination benefit costs	113	–	(113)	–
Cost to exit activities	2,448	(1,171)	(1,277)	–
Total Corporate	2,561	(1,171)	(1,390)	–
Total	$17,405	$(1,082)	$(12,698)	$3,625

(a) *Adjustments to previously recorded cost to exit activities resulted from changes in facts and circumstances in the implementation of these activities.*

(b) *Segment information for prior periods has been reclassified to conform with the current presentation. The Harsco Rail operating segment, which was previously a component of the All Other Category, is not included since there was no activity for this segment.*

The majority of the remaining cash expenditures of $3.6 million related to the 2008 actions are expected to be paid by March 31, 2010.

18 Subsequent Events

The Company's management has evaluated all activity of the Company through February 23, 2010 (the issue date of the consolidated financial statements) and concluded that subsequent events are properly reflected in the Company's financial statements and notes as required by standards for accounting and disclosure of subsequent events.

Market Risks

Set forth below and elsewhere in this report and in other documents the Company files with the Securities and Exchange Commission are risks and uncertainties that could cause the Company's actual results to materially differ from the results contemplated by the forward-looking statements contained in this report and in other documents the Company files with the Securities and Exchange Commission.

Market risk

In the normal course of business, the Company is routinely subjected to a variety of risks. In addition to the market risk associated with interest rate and currency movements on outstanding debt and non-U.S. dollar-denominated assets and liabilities, other examples of risk include customer concentration in the Harsco Metals and Harsco Rail Segments and certain businesses of the "All Other" Category; collectibility of receivables; volatility of the financial markets and their effect on pension plans; and global economic and political conditions.

The global financial markets experienced extreme disruption in the last half of 2008 and into 2009, including, among other things, severely diminished liquidity and credit availability for many business entities; declines in consumer confidence; negative economic growth; declines in real estate values; increases in unemployment rates; significant volatility in equities; rating agency downgrades and uncertainty about economic stability. Governments across the globe have taken aggressive actions, including economic stimulus programs, intended to address these difficult market conditions. These economic uncertainties affect the Company's businesses in a number of ways, making it difficult to accurately forecast and plan future business activities.

The continuing disruption in the credit markets has severely restricted access to capital for many companies. If credit markets continue to deteriorate, the Company's ability to incur additional indebtedness to fund operations or refinance maturing obligations as they become due may be significantly constrained. The Company is unable to predict the likely duration and severity of the current disruptions in the credit and financial markets and adverse global economic conditions. While these conditions have not impaired the Company's ability to access credit markets and finance operations at this time, if the current uncertain economic conditions continue or further deteriorate, the Company's business and results of operations could be materially and adversely affected.

Exchange rate fluctuations may adversely impact the Company's business

Fluctuations in foreign exchange rates between the U.S. dollar and the over 40 other currencies in which the Company conducts business may adversely impact the Company's operating income and income from continuing operations in any given fiscal period. Approximately 66% and 68% of the Company's sales and approximately 52% and 61% of the Company's operating income from continuing operations for the years ended December 31, 2009 and 2008, respectively, were derived from operations outside the United States. More specifically, approximately 15% and 17% of the Company's revenues were derived from operations in the United Kingdom during 2009 and 2008, respectively. Additionally, approximately 27% and 26% of the Company's revenues were derived from operations with the euro as their functional currency during 2009 and 2008, respectively. Given the structure of the Company's revenues and expenses, an increase in the value of the U.S. dollar relative to the foreign currencies in which the Company earns its revenues generally has a negative impact on operating income, whereas a decrease in the value of the U.S. dollar tends to have the opposite effect. The Company's principal foreign currency exposures are to the British pound sterling and the euro.

Compared with the corresponding period in 2008, the average values of major currencies changed as follows in relation to the U.S. dollar during 2009, impacting the Company's sales and income:

- British pound sterling — Weakened by 17%
- euro — Weakened by 6%
- South African rand — Relatively constant
- Brazilian real — Weakened by 9%
- Canadian dollar — Weakened by 7%
- Australian dollar — Weakened by 7%
- Polish zloty — Weakened by 30%

Compared with exchange rates at December 31, 2008, the values of major currencies changed as follows as of December 31, 2009:

- British pound sterling — Strengthened by 10%
- euro — Strengthened by 2%
- South African rand — Strengthened by 21%
- Brazilian real — Strengthened by 25%
- Canadian dollar — Strengthened by 14%
- Australian dollar — Strengthened by 21%
- Polish zloty — Strengthened by 3%

The Company's foreign currency exposures increase the risk of income statement, balance sheet and cash flow volatility. If the above currencies change materially in relation to the U.S. dollar, the Company's financial position, results of operations, or cash flows may be materially affected.

To illustrate the effect of foreign currency exchange rate changes in certain key markets of the Company, in 2009, revenues would have been approximately 9% or $254.7 million less and operating income would have been approximately 14% or $30.6 million less if the average exchange rates for 2008 were utilized. A similar comparison for 2008 would have decreased revenues approximately 1% or $30.8 million, while operating income would have been approximately 1% or $3.3 million less if the average exchange rates for 2008 would have remained the same as 2007.

If the U.S. dollar weakens in relation to the euro and British pound sterling, the Company would generally expect to see a positive effect on future sales and income from continuing operations as a result of foreign currency translation. Currency changes also result in assets and liabilities denominated in local currencies being translated into U.S. dollars at different amounts than at the prior period end. If the U.S. dollar weakens in relation to currencies in countries in which the Company does business, the translated amounts of the related assets and liabilities, and therefore stockholders' equity, would increase. Conversely, if the U.S. dollar strengthens in relation to currencies in countries in which the Company does business, the translated amounts of the related assets, liabilities, and therefore stockholders' equity, would decrease.

Although the Company engages in foreign currency forward exchange contracts and other hedging strategies to mitigate foreign exchange risk, hedging strategies may not be successful or may fail to completely offset the risk. The Company has a Foreign Currency Risk Management Committee that develops and implements strategies to mitigate these risks.

In addition, competitive conditions in the Company's manufacturing businesses may limit the Company's ability to increase product prices in the face of adverse currency movements. Sales of products manufactured in the United States for the domestic and export markets may be affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress demand for these products and reduce sales and may cause translation gains or losses due to the revaluation of accounts payable, accounts receivable and other asset and liability accounts. Conversely, any long-term weakening of the U.S. dollar could improve demand for these products and increase sales and may cause translation gains or losses due to the revaluation of accounts payable, accounts receivable and other asset and liability accounts.

The Company's defined benefit net periodic pension cost is directly affected by the equity and bond markets, and a downward trend in those markets could adversely impact the Company's future earnings

In addition to the economic issues that directly affect the Company's businesses, changes in the performance of equity and bond markets, particularly in the United Kingdom and the United States, impact actuarial assumptions used in determining annual net periodic pension cost, pension liabilities and the valuation of the assets in the Company's defined benefit pension plans. Further financial market deterioration would most likely have a negative impact on the Company's net periodic pension cost and the accounting for pension assets and liabilities. This could result in a decrease to Stockholders' Equity and an increase in the Company's statutory funding requirements.

The Company's earnings may be positively or negatively impacted by the amount of income or expense the Company records for defined benefit pension plans. The Company calculates income or expense for the plans using actuarial valuations that reflect assumptions relating to financial market and other economic conditions. The most significant assumptions used to estimate defined benefit pension income or expense for the upcoming year are the discount rate and the expected long-term rate of return on plan assets. If there are significant changes in key economic indicators, these assumptions may materially affect the Company's financial position, results of operations or cash flows. These key economic indicators would also likely affect the amount of cash the Company would contribute to the defined benefit pension plans. For a discussion regarding how the Company's financial statements can be affected by defined benefit pension plan accounting policies, see the Pension Benefits section of the Application of Critical Accounting Policies in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In response to adverse market conditions during 2002 and 2003, the Company conducted a comprehensive global review of its defined benefit pension plans in order to formulate a strategy to make its long-term pension costs more predictable and affordable. In 2008 and 2009, as a response to worsening economic conditions, the Company implemented design changes for additional defined benefit plans, of which the principal change involved converting future pension benefits for many of the Company's non-union employees in the United Kingdom from a defined benefit plan to a defined contribution plan.

The Company's pension committee continues to evaluate alternative strategies to further reduce overall net periodic pension cost including: conversion of certain remaining defined benefit plans to defined contribution plans; the ongoing evaluation of investment fund managers' performance; the balancing of plan assets and liabilities; the risk assessment of all multi-employer pension plans; the possible merger of certain plans; the consideration of incremental voluntary cash contributions to certain plans; and other changes that are likely to reduce future net periodic pension cost volatility and minimize risk.

In addition to the Company's defined benefit pension plans, the Company also participates in numerous multi-employer pension plans throughout the world. Within the United States, the Pension Protection Act of 2006 may require additional funding for multi-employer plans that could cause the Company to be subject to higher cash contributions in the future. Additionally, market conditions may affect the funded status of multi-employer plans and consequently any Company withdrawal liability, if applicable. The Company continues to monitor and assess any full and partial withdrawal liability implications associated with these plans.

The Company's cash flows and earnings are subject to changes in interest rates

The Company's total debt as of December 31, 2009 was $1.0 billion. Of this amount, approximately 6.4% had variable rates of interest and 93.6% had fixed rates of interest. The weighted average interest rate of total debt was approximately 5.8%. At current debt levels, a one percentage point increase/decrease in variable interest rates would increase/decrease interest expense by approximately $0.6 million per year. If the Company is unable to successfully manage its exposure to variable interest rates, its results of operations may be negatively impacted.

Increases in energy prices could increase the Company's operating costs and reduce its profitability

Worldwide political and economic conditions, an imbalance in the supply and demand for oil, extreme weather conditions and armed hostilities in oil-producing regions, among other factors, may result in an increase in the volatility of energy costs, both on a macro basis and for the Company specifically. To the extent that increased energy costs cannot be passed on to customers in the future, the financial condition, results of operations and cash flows of the Company may be adversely affected. To the extent that reduced energy costs are not passed on to customers in the future, this may have a favorable impact on the financial condition, results of operations and cash flows of the Company. The Company has established a Risk Management Committee to manage the risk of increased energy prices that affect the Company's operations.

Comparison of Five-Year Cumulative Total Returns*

Among Harsco Corporation, the S&P MidCap 400 Index and the Dow Jones U.S. Diversified Industrials Index


$127.72
$117.46
$65.85
12/04
12/05
12/06
12/07
12/08
12/09
Harsco Corporation
S&P MidCap 400 Index
Dow Jones U.S. Diversified Industrials Index

	12/04	12/05	12/06	12/07	12/08	12/09
Harsco Corporation	100.00	123.75	141.87	242.40	106.70	127.72
S&P MidCap 400 Index	100.00	112.55	124.17	134.08	85.50	117.46
Dow Jones U.S. Diversified Industrials Index	100.00	97.39	106.68	113.87	58.02	65.85

* $100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Board of Directors and Officers

(As of March 10, 2010)

Board of Directors

Salvatore D. Fazzolari
Chairman and Chief Executive Officer
Harsco Corporation
Director since 2002

Geoffrey D. H. Butler
President
Harsco Corporation
Director since 2002

Kathy G. Eddy [1C, 3]
CPA and Founding Partner
McDonough, Eddy, Parsons & Baylous, AC
Director since 2004

Stuart E. Graham [1, 3]
Retired Chief Executive Officer
Skanska AB
Chairman
Skanska USA
Director since 2009

Terry D. Growcock [2, 3]
Retired Chairman
The Manitowoc Company
Director since 2008

Henry W. Knueppel [1]
Chairman and Chief Executive Officer
Regal Beloit Corporation
Director since 2008

D. Howard Pierce [2C]
Retired President
and Chief Executive Officer
ABB Inc.
Director since 2001

James I. Scheiner [2]
Vice President
Century Engineering
Director since 1995

Andrew J. Sordoni, III [1, 3C]
Chairman
Sordoni Construction Services, Inc.
Director since 1988

Dr. Robert C. Wilburn [2, 3]
Principal
The Wilburn Group
Director since 1986
Serves as Lead Director

Board Committees

[1] Audit Committee
[2] Management Development and Compensation Committee
[3] Nominating and Corporate Governance Committee
[C] Indicates Committee Chair

Corporate Officers

Salvatore D. Fazzolari
Chairman and Chief Executive Officer

Geoffrey D. H. Butler
President

Richard C. Neuffer
Sr. Vice President

Mark E. Kimmel
Sr. Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

Stephen J. Schnoor
Sr. Vice President and Chief Financial Officer

Scott H. Gerson
Vice President and Chief Information Officer

Michael A. Higgins
Vice President – Audit

Michael H. Kolinsky
Vice President – Taxes

Richard A. Sullivan
Vice President – Business Transformation

Eugene M. Truett
Vice President – Investor Relations and Credit

Richard M. Wagner
Vice President and Controller

Sr. Operations Executives

Geoffrey D. H. Butler
Chief Executive Officer
Harsco Infrastructure

Galdino J. Claro
Chief Executive Officer
Harsco Metals and Harsco Minerals

Richard C. Neuffer
Chief Executive Officer
Harsco Rail and Harsco Industrial

Stockholder Information

Company News

Company information, archived news releases and SEC filings are available free of charge 24 hours a day, seven days a week via Harsco's website at www.harsco.com. Harsco's quarterly earnings conference calls and other significant investor events are posted when they occur.

Securities analysts, portfolio managers, other representatives of institutional investors and other interested parties seeking information about Harsco should contact:

Eugene M. Truett
Vice President – Investor Relations and Credit
Phone: 717.975.5677 Fax: 717.265.8152
Email: etruett@harsco.com

Annual Meeting

April 27, 2010, 10:00 am
Radisson Penn Harris Hotel and Convention Center
Camp Hill, PA 17011

Registrar, Transfer and Dividend Disbursing Agent

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Phone: 800.850.3508
www.bnymellon.com/shareowner/isd

BNY Mellon Shareowner Services maintains the records for our registered stockholders and can help you with a variety of stockholder-related services at no charge, including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

You can also access your investor statements online 24 hours a day, seven days a week with MLink℠. For more information, go to www.bnymellon.com/shareowner/isd.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Philadelphia, PA 19103

Quarterly Share Price and Dividend Information

Harsco Corporation common stock is listed on the New York Stock Exchange (NYSE) under ticker symbol HSC. At year-end 2009, there were 80,353,059 shares outstanding and approximately 19,500 stockholders.

As shown below, during 2009, the Company's common stock traded in a range of $16.90 to $37.65 and closed at $32.23 at year-end. High and low per share data are as quoted on the NYSE. Four quarterly cash dividends were paid in 2009 for an annual rate of $0.795, an increase of 1.9% from 2008. In 2009, 50.7% of net earnings were paid out in dividends. There are no significant restrictions on the payment of dividends. In November 2009, the Company's Board increased the dividend rate to $0.205 per share, effective with the next scheduled quarterly dividend payable in early 2010. This action increased the dividend rate by 2.5% to $0.82 per share on an annualized basis.

		2009	2008
First Quarter	High	**$ 31.65**	$ 64.50
	Low	**16.90**	46.10
	Dividends Declared	**0.200**	0.195
Second Quarter	High	**32.07**	64.75
	Low	**21.39**	53.75
	Dividends Declared	**0.200**	0.195
Third Quarter	High	**36.33**	56.32
	Low	**26.69**	33.50
	Dividends Declared	**0.200**	0.195
Fourth Quarter	High	**37.65**	37.41
	Low	**29.38**	17.55
	Dividends Declared	**0.205**	0.195

Management's Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed with the Securities and Exchange Commission as exhibits to our Annual Report on Form 10-K.

In addition, in May 2009 our Chief Executive Officer provided to the New York Stock Exchange the annual Section 303A CEO certification regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

HARSCO

Harsco Corporation World Headquarters
350 Poplar Church Road
Camp Hill, PA 17011 USA
Tel: 717.763.7064
www.harsco.com



HARSCO

HARSCO

HARSCO




HARSCO


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SGS-COC-003317
© 1996 Forest Stewardship Council
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